UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File No. 0-51754

CROCS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**20-2164234**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 Eldorado Boulevard, Building 5
Broomfield, Colorado 80021
(303) 848-7000

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol:	Name of each exchange on which registered:
Common Stock, par value $0.001 per share	CROX	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer," "smaller reporting company," and "emerging growth company," in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer	Non-accelerated filer	Smaller reporting company	Emerging growth company
☒	☐	☐	☐	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2025, was approximately $4.8 billion. For the purpose of the foregoing calculation only, all directors and executive officers of the registrant and owners of more than 10% of the registrant's common stock are assumed to be affiliates of the registrant. This determination of affiliate status is not necessarily conclusive for any other purpose.

The number of shares of the registrant's common stock, par value $0.001 per share, outstanding as of February 5, 2026 was 50,233,596.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the registrant's proxy statement for the 2026 annual meeting of stockholders to be filed no later than 120 days after the end of the registrant's fiscal year ended December 31, 2025.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). From time to time, we may also provide oral or written forward-looking statements in other materials we release to the public. Such forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995.

Statements that refer to industry trends, projections of our future financial performance, anticipated trends in our business and other characterizations of future events or circumstances are forward-looking statements. These statements, which express management's current views concerning future events or results, use words like "anticipate," "assume," "believe," "continue," "estimate," "expect," "future," "intend," "plan," "project," "strive," and future or conditional tense verbs like "could," "may," "might," "should," "will," "would," and similar expressions or variations. Examples of forward-looking statements include, but are not limited to, statements we make regarding:

- our expectations regarding future trends expectations, and performance of our business;
- our expectations regarding the impact of economic trends on our business;
- our belief that we have sufficient liquidity to fund our business operations during the next twelve months;
- our expectations about the impact of our strategic plans; and
- our intent to achieve various Corporate Responsibility and Sustainability initiatives.

Forward-looking statements are subject to risks, uncertainties and other factors, which may cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation, those described in Part I - Item 1A. *Risk Factors* of this Annual Report on Form 10-K, elsewhere throughout this Annual Report on Form 10-K, and those described from time to time in our past and future reports filed with the Securities and Exchange Commission (the "SEC"). Caution should be taken not to place undue reliance on any such forward-looking statements. Moreover, such forward-looking statements speak only as of the date of this Annual Report on Form 10-K. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements, except as required by applicable law.

Risks Factors Summary

Our business is subject to a number of risks and uncertainties, including those described in Part I, Item 1A. *Risk Factors* of this Annual Report on Form 10-K. These risks include, but are not limited to, the following:

- our substantial dependence on the value of our brands and our failure to strengthen and preserve this value;

- the significant competition that we face;

- introducing new products, which may be difficult and expensive;

- our failure to adequately protect our trademarks and other intellectual property rights and counterfeiting of our brand;

- our failure to continue to obtain or maintain high-quality endorsers of our products and social media influencers;

- our reliance on technical innovation to compete in the market for our products;

- changes in global economic conditions, which may adversely affect consumer spending and the financial health of our customers and others with whom we do business;

- ongoing wars, which could cause disruptions in the global economy as well as a negative impact on our business, financial condition, and results of operations;

- a pandemic, epidemic, or other public health emergency has had an adverse impact, and may have a future material adverse impact, on our business, operations, liquidity, financial condition, and results of operations;

- supply chain disruptions, which could interrupt product manufacturing and global logistics and increase product costs;

- our dependence on third-party manufacturers located outside of the U.S.;

- if we need to replace manufacturers or distribution centers;

- our dependence on the global supply chain and impacts of supply chain constraints and inflationary pressure;

- our inability to accurately forecast consumer demand;

- our third-party manufacturing operations, which must comply with labor, trade, and other laws;

- our dependence on a number of suppliers for key production materials, and any disruption in the supply of such materials;

- changes in foreign exchange rates, most significantly but not limited to the Euro, South Korean Won, and Chinese Yuan, or other global currencies;

- the adverse impact of government actions and regulations, such as export restrictions, tariffs, and other trade protection measures;

- the fact that we conduct significant business activity outside the U.S., which exposes us to risks of international commerce;

- our inability to successfully execute our long-term growth strategy, maintain or grow our current revenue and profit levels, or accurately forecast demand and supply for our products;

- our significant reliance on the use of information technology;

- the increasing prevalence of artificial intelligence represents risks and challenges;

- our online e-commerce sites, or those of our customers, or third-party digital marketplaces, not functioning effectively;

- the dependence of our financial success in part on the strength of our relationships with, and the success of, our wholesale and distributor customers;

- the substantial fixed costs we incur with respect to company-operated retail stores;

- if substantial investments in businesses and operations fail to produce expected returns;

- our dependence on employees across the globe;

- our future growth may be dependent in part on HEYDUDE;

- periodic litigation, which could result in unexpected expenditures of time and resources;

- global climate change, including extreme weather conditions, natural disasters, public health issues, or other events outside of our control, as well as related regulations;

- disruption to our business as a result of the actions of activist stockholders or others;

- the provisions in our restated certificate of incorporation, amended and restated bylaws, and Delaware law that could discourage a third-party from acquiring us;

- increasing scrutiny from investors, regulators, and other key stakeholders with respect to our environmental, social, and governance practices;

- the significant operating and financial restrictions that our Revolving Credit Agreement (as defined herein), the Term Loan B Credit Agreement (as defined herein), and the Indentures (as defined herein) each will impose, on us and certain of our subsidiaries, which may prevent us from capitalizing on business opportunities;

- our indebtedness as well as the ability to meet payment obligations under our Revolving Credit Agreement, the Term Loan B Credit Agreement, and the Notes (as defined herein);

- our ability to incur substantially more debt;

- that we may be required to record impairments of long-lived assets or incur other charges relating to our company-operated retail operations;

- that we may incur impairments of the carrying value of our goodwill and other intangible assets;

- the fluctuations to which our quarterly revenues and operating results are subject;

- the risks of maintaining significant cash abroad;

- changes in tax laws and unanticipated tax liabilities and adverse outcomes from tax audits or tax litigation; and

- our failure to meet analyst and investor expectations.

Crocs, Inc.
Table of Contents to the Annual Report on Form 10-K
For the Year Ended December 31, 2025

PART I

ITEM 1. Business

The Company

Crocs, Inc. and our consolidated subsidiaries (collectively, the "Company," "we," "us," or "our") are engaged in the design, development, worldwide marketing, distribution, and sale of casual lifestyle footwear and accessories for all. We strive to be the world leader in innovative casual footwear, combining comfort and style with a value that consumers want.

We have two reportable operating segments: the Crocs Brand and the HEYDUDE Brand, which are discussed in more detail in "Business Segments and Geographic Information" below.

Our Vision

At the heart of our brands are our consumers. We have brands with broad democratic appeal and accessible price points, which are aligned with global megatrends such as casualization, comfort, and personalization. The philosophy and vision for our brands have been important drivers of our results and, we believe, will continue to be important as we strive to realize the full global potential of our brands.

Our enterprise growth priorities are currently centered around three strategic areas of focus:

- *Ignite our icons through driving awareness and relevance for our brands* — Central to our Crocs Brand's DNA are our clogs, sandals, and Jibbitz™ charms, which are key product pillars that we believe will drive long-term growth. Our Classic Clog is our icon, and we continue to grow our broader clog silhouette with new designs, colors, graphics, licensed properties, and collaborations. The HEYDUDE Brand provides opportunity to play in a broader casual footwear market. The brand is known for its versatility, easy on and off characteristics, and comfort. The Wally and Wendy are distinct and innovative loafer silhouettes and represent our icons.

- *Expand wearing occasions through thoughtful diversification of our product range to attract new and retain existing consumers* — For the Crocs Brand, we see opportunity to diversify within our clog, sandal, personalization, and broader lifestyle product offering, ultimately attracting new consumers. We believe sandals are a natural extension of the Crocs Brand leveraging our signature molding technology to provide casual, comfortable footwear for a variety of wearing occasions and consumers. In addition to the development of our sandals product pillar, we see further opportunity to build on a broader personalization opportunity while expanding into more lifestyle occasions. For the HEYDUDE Brand, our primary focus is diversification within our core Wally and Wendy silhouettes, while pursuing natural extensions into sneakers, dress casual, boots, and sandals. Diversification within our icon silhouettes include the Stretch Sox, Stretch Canvas, Craft Linen, and Stretch Jersey.

- *Drive market share gains across our Tier 1 markets through prioritization of investments behind our strategic markets* — For the Crocs Brand, we are currently focused on six Tier 1 markets: (i) China, (ii) India, (iii) Japan, (iv) South Korea, (v), the U.S., and (vi) Western Europe. Our international sales in 2025 were 48.6% of Crocs Brand revenues compared to 44.1% and 41.0% in 2024 and 2023, respectively. For the HEYDUDE Brand, our current primary focus is to stabilize the U.S. marketplace, and we have made progress towards this goal. To support continued stabilization in the future, we plan to continue to support various marketing activities to ultimately drive higher brand awareness. This includes developing a pipeline of collaborations and brand activations.

    Across our portfolio, leading with digital remains a priority. Digital sales include sales directly to consumers through our company-owned websites and third-party marketplaces as well as wholesale sales to our global e-tailers. Our digital sales in 2025 were 37.8% of consolidated revenues, compared to 37.2% and 37.9% of consolidated revenues in 2024 and 2023, respectively.

Products

Since we first introduced a single-style clog in six colors in 2002, we have grown to be a world leader of innovative, casual footwear for all. We offer a broad portfolio of all-season products, while remaining true to our core casual footwear heritage.

Crocs Brand

Recognized globally for our unmistakable iconic molded clog silhouette, we have taken the successful formula of a simple design aesthetic, paired it with modern comfort, and expanded into a wide variety of casual footwear products including sandals —wedges, flips, and slides—that meet the needs of the whole family. Our mission of "everyone comfortable in their own shoes" continued in 2025 as we repeatedly brought our consumers new silhouettes, compelling collaborations, trend-right colors and graphics, and increased personalization through our Jibbitz™ charms accessories.

The vast majority of Crocs™ shoes feature Croslite™ material, a proprietary, revolutionary technology that gives each pair of shoes the soft, comfortable, and lightweight qualities that our fans know and love. We also use Croslite™ material formulations in connection with material technologies used in our visible comfort collections, such as our LiteRide™ and Free Feel Technology™ products. Our products containing LiteRide™ and Free Feel Technology™ feature comfort-focused, proprietary foam insoles which are soft, lightweight, and resilient.

HEYDUDE Brand

The HEYDUDE Brand is known for its iconic and versatile loafer silhouette serving multitudes of wearing occasions through focusing on casualization, comfort-led functionality, and personalization. HEYDUDE also offers apparel and accessories, which we believe ultimately allows the brand to connect with more consumers and build a broader community. The HEYDUDE Brand utilizes leading technologies including a flex-and-fold outsole and ergonomic insole. The shoes are known for being lightweight, flexible, and soft, with design and functional flexibility for convenience.

Marketing

Each season, we focus on presenting compelling brand stories and experiences for our new product introductions as well as our ongoing core products. We employ social and digital marketing centered on showcasing our clog, sandal silhouettes, and Jibbitz™ charms for the Crocs Brand and our loafer, sneaker, and boot silhouettes for the HEYDUDE Brand. We continue to invest in partnerships including Pokémon, MLB, Hello Kitty, Millie Bobby Brown, and Riley Green. Innovation is not only core to our brands' values; it is at the forefront of how we drive consumer acquisition and engagement. We strive to listen and respond quickly to our customers to give them new and innovative reasons to continue to choose the Crocs and HEYDUDE brands. See Note 1 — Basis of Presentation and Summary of Significant Accounting Policies in the accompanying notes to the consolidated financial statements included in Part II - Item 8. *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K for information on total marketing costs for the year.

Corporate Responsibility and Sustainability Initiatives

As one of the world's largest footwear companies, we aim to make a positive impact on the global footwear industry, for people, and for our planet. Our 2025 Comfort Report, which is expected to be published in the first half of 2026, is our annual publication that provides an explanation of our progress towards our purpose of creating a more comfortable world for all. Our Comfort Report will be made available on the Investor Relations section of our website located at www.investors.crocs.com. Except where specified otherwise, all information in the forthcoming Comfort Report and below corporate responsibility and sustainability ("CRS") discussion pertains to Crocs, Inc. as of December 31, 2025. The content provided in our Comfort Report or accessible through our website is not incorporated by reference as part of this Annual Report on Form 10-K.

We are continuously evaluating our business practices towards our goal of consistently delivering products that exceed customer and consumer expectations while meeting all regulatory and compliance requirements. We believe the progress of our sustainability efforts is best understood through transparent and comparable disclosures and, to this end, we continue to align our reporting with the Sustainability Accounting Standards Board ("SASB") and the Taskforce on Climate-related Financial Disclosures ("TCFD") frameworks.

Environmental

We are committed to taking steps to reduce our impact on the environment and are particularly focused on carbon reduction, sustainable operations, and product circularity.

In 2025, we completed a greenhouse gas inventory for the Crocs, Inc. enterprise, including both the Crocs and HEYDUDE brands, based on 2024 data. In 2025, we refocused our bio-circular materials strategy to the Crocs Classic Clog Portfolio, maintaining 25% bio-circular content on a mass balance basis across Classics as verified by the International Sustainability and

Carbon Certification ("ISCC PLUS"), supporting our journey to Net Zero by 2040. We also maintained our membership with Cascale (formerly the Sustainable Apparel Coalition), continued to progress the work of the Footwear Collective as a founding member and enhanced the tracking of our energy use, water use, and waste generation.

In 2025, we also expanded our "Old Crocs. New Life." consumer takeback program to Crocs stores in Europe. This program allows our Crocs consumers to return their gently worn or well-loved Crocs shoes to over 200 retail stores across the U.S., Canada, and Europe, or via a mail-back initiative, to be donated to communities in need or repurposed into something new. We also restocked our "Keep it Going" classic clog, made of 25% post-consumer recycled content created from Crocs shoes we've taken back.

More detail on these initiatives, as well as our ambitions, will be provided in our upcoming Comfort Report.

Social

As of December 31, 2025, we employed more than 8,010 employees globally, including approximately 4,940 employees in our retail stores, 2,230 employees at our corporate/regional offices, and 840 employees at our distribution centers.

We believe we have one of the most talented workforces in the footwear industry and continue to improve and implement new initiatives to remain an employer of choice across all of our businesses and geographies. These initiatives include pay transparency in hiring, offering employee training and developing leadership capabilities, enabling meaningful professional experiences, offering a compelling employee value proposition, and creating a collaborative culture. We strive to create a culture of inclusion through people-practices that support and empower all employees. We are proud of the workplace culture we have created. To that end, our regular employee engagement scores continue to reflect a highly engaged global workforce.

Our efforts around inclusion, collaboration, and human rights extend through our supply chain. We work to ensure our products are sourced, produced, and delivered to our customers in a manner that upholds international labor and human rights standards, inclusive of occupational safety and chemical safety. In addition, we maintain numerous measures to ensure our supply chain complies with our Social Compliance Code of Conduct, Restricted Substances Policy, and Human Rights Policy, as well as with local laws and customs regarding hiring practices, wages, and working conditions.

We also seek to extend the reach of our impact through our global community giving program. In 2025, we expanded our "Step Up to Greatness" program focused on supporting non-profit partners that help young people build new skills, grow confidence, and open doors to new opportunities. In addition to partnering with Big Brothers Big Sisters, the largest youth mentoring organization in the United States and Canada, we also announced a global partnership with UNICEF's Upshift program, a social innovation accelerator that equips young people with skills, mentorship, and entrepreneurial training. We continued to show up for our communities in times of need, donating shoes and funds in the wake of crises, such as the impacts following the floods in Texas and wildfires in California in 2025.

Governance

Strong corporate governance mechanisms, along with robust internal controls over our financial reporting framework, are the foundation for our progress toward our environmental and social ambitions. The basis of this is our Board of Directors (the "Board"), which was comprised of 22% female and 22% historically underrepresented racial/ethnic members as of December 31, 2025.

In 2025, our Governance and Corporate Responsibility committee (the "GCR Committee") of our Board, comprised of three independent directors, continued its oversight of our efforts and received quarterly updates on the development of our CRS program. Specifically, the GCR Committee assisted the Board in overseeing the Company's significant strategies, programs, and practices relating to corporate responsibility, including social and environmental issues and impacts. Additionally, we regularly review our Enterprise Risk Management and Ethics & Compliance program frameworks to account for our social and environmental risks and opportunities, specifically including those related to climate change. All material findings and updates are elevated to and discussed with our Board quarterly by our Chief Sustainability and Compliance Officer.

We believe our employees are critical to the maintenance of strong corporate governance and, to that end, we continue to conduct annual in-person and online compliance trainings for all corporate employees, as well as retail and distribution center management. We also maintain a global ethics hotline, which is monitored by our Legal department, should any of our stakeholders identify concerns or have grievances.

Distribution Channels

The broad appeal of our footwear has allowed us to market our products in more than 85 countries through two distribution channels: wholesale and direct-to-consumer ("DTC").

Wholesale Channel

During the years ended December 31, 2025, 2024, and 2023, 47.9%, 50.3%, and 52.0% of our consolidated revenues, respectively, were derived through our wholesale channel. Our wholesale channel includes domestic and international multi-brand retailers, mono-branded partner stores, e-tailers, and distributors. Brick-and-mortar customers typically include family footwear retailers, international, national, and regional retail chains, sporting goods stores, and independent footwear retailers.

Outside the U.S., we use distributors when we believe such arrangements are economically preferable to direct sales. Distributors purchase products pursuant to a price list and are granted the right to resell those products in a defined territory, usually a country or group of countries. Our typical distribution agreements have terms of one to five years and can be terminated or renegotiated if minimum requirements or other terms are not met.

Direct-to-Consumer Channel

Our DTC channel includes company-operated e-commerce sites, third-party marketplaces, company-operated full-price retail stores, outlet stores, and kiosks/store-in-store locations. During the years ended December 31, 2025, 2024, and 2023, 52.1%, 49.7%, and 48.0%, respectively, of our consolidated revenues were derived through our DTC channel.

E-commerce

As of December 31, 2025, we offered our products through 23 company-operated e-commerce sites worldwide and also on third-party marketplaces. Our e-commerce presence facilitates a greater connection with our consumers and provides us with an opportunity to educate them about our products and brands. We continue to leverage increasingly sophisticated digital marketing activities to enhance the consumer experience and drive sales, thereby benefiting from the continued migration of consumers to online shopping.

Retail

With the continued worldwide consumer shift toward e-commerce, we carefully manage our retail fleet, especially full-priced retail stores. As of December 31, 2025, we had 439 and 75 company-operated stores for the Crocs Brand and HEYDUDE Brand, respectively.

Our company-operated full-price retail stores allow us to effectively showcase the full extent of our product range to consumers and provide us with the opportunity to interact with those consumers directly. As of December 31, 2025, we had 98 full-price Crocs Brand retail stores.

Our company-operated outlet stores allow us to sell discontinued and overstocked merchandise directly to consumers at discounted prices. We also sell full-priced products in our outlet stores as well as built-for-outlet products. As of December 31, 2025, we had 269 Crocs Brand outlet stores and 75 HEYDUDE Brand outlet stores.

Our company-operated kiosks and store-in-store locations allow us to market specific product lines, with flexibility to tailor products to consumer preferences in shopping malls and other high foot-traffic areas. With efficient use of retail space and limited fixed cost and capital investment, we believe kiosks and store-in-store locations can be effective vehicles for selling our products in certain geographic areas. As of December 31, 2025, we had 72 Crocs Brand store-in-store locations.

The following table illustrates the net change during 2025 in the number of our company-operated retail stores (inclusive of full-price retail stores, outlet stores, kiosks, store-in-store locations, and temporary stores) by reportable operating segment and country:

	December 31, 2024	Opened	Closed	December 31, 2025
Crocs Brand				
United States	172	16	2	186
South Korea	95	2	2	95
China	51	9	4	56
Japan	21	11	6	26
Singapore	17	1	—	18
Canada	9	2	—	11
Germany	10	—	—	10
Great Britain	4	6	—	10
France	2	4	—	6
Malaysia	—	5	—	5
Austria	3	—	—	3
Puerto Rico	3	—	—	3
The Netherlands	2	1	—	3
Australia	1	3	—	4
India	—	2	—	2
Ireland	—	1	—	1
Total Crocs Brand	390	63	14	439
HEYDUDE Brand				
United States	52	25	2	75
Total HEYDUDE Brand	52	25	2	75
Total	442	88	16	514

Business Segments and Geographic Information

We have two reportable operating segments: the Crocs Brand and the HEYDUDE Brand. See Part II - Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Note 16 — Operating Segments and Geographic Information in the accompanying notes to the consolidated financial statements included in Part II - Item 8. *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K for financial information related to our reportable operating segments.

Raw Materials

Crocs Brand

Croslite™, our proprietary closed-cell resin material, incorporates the primary material formulations used in the vast majority of our Crocs Brand footwear and some of our accessories. Our Croslite™ materials are formulated to create soft, comfortable, and lightweight footwear. We continue to invest in research and development to refine our materials to enhance these properties, develop new properties for specific applications, as well as reduce our environmental impact through various sustainability initiatives described in the previous section.

Croslite™ is produced by compounding elastomer resins, purchased from major chemical manufacturers, with certain other production inputs such as color dyes. Multiple suppliers produce the elastomer resins used in the Croslite™ material. In the future, we may identify and utilize materials produced by other suppliers as an alternative to, or in addition to, those elastomer resins. All other raw materials that we use to produce the Croslite™ formulations are readily available for purchase from multiple suppliers.

Some of the products we offer are constructed using textile fabrics or other material formulations, such as those we brand LiteRide™ and Free Feel Technology™. These materials are obtained from a number of third-party sources, and we believe these materials are also broadly available.

HEYDUDE Brand

The primary raw materials for the HEYDUDE Brand are fabrics, including polyester and cotton, Ethylene-vinyl acetate ("EVA") insoles and outsoles, and other materials such as leather and polyurethane. We purchase this material from a select group of third-party sources, and we believe these materials are broadly available.

Sourcing

Our sourcing strategy is to maintain a flexible, globally-diversified, cost-efficient third-party manufacturing base. We source our inventory production from multiple third-party manufacturers, primarily in:

- Vietnam for the Crocs Brand. We have additional third-party manufacturers in China, Indonesia, India, and Mexico, among other countries. During the years ended December 31, 2025, 2024, and 2023, approximately 45%, 51%, and 56%, respectively, of our Crocs Brand production was in Vietnam. Our largest third-party manufacturer for the Crocs Brand, with the majority of operations in Vietnam, produced approximately 45%, 50%, and 47% of our production during the years ended December 31, 2025, 2024, and 2023, respectively, and our second largest third-party manufacturer for the Crocs Brand, primarily operating in both Vietnam and China, produced approximately 28%, 25%, and 26% of our production during the years ended December 31, 2025, 2024, and 2023, respectively.

- Vietnam for the HEYDUDE Brand. We have additional third-party manufacturers in China, Cambodia, Indonesia, and India. During the years ended December 31, 2025, 2024 and 2023, approximately 44%, 20%, and 5%, respectively, of our HEYDUDE Brand production was in Vietnam. Prior to 2025, the majority of our HEYDUDE Brand production was in China.

We believe any potential concentration risk is mitigated by the fact that the manufacturing capabilities required to produce our footwear are broadly available for both brands. Nonetheless, see the risk factors under *"Risks Related to our Supply Chain — We depend solely on third-party manufacturers located outside of the U.S."* and *"Risks Related to International Operations — Government actions and regulations, such as export restrictions, tariffs, and other trade protection measures, could adversely affect our business"* included in Item 1A. *Risk Factors* of this Annual Report on Form 10-K for more information on risks associated with sourcing.

Distribution and Logistics

We strive to enhance our distribution and logistics network to further streamline our supply chain, increase our speed to market, and lower operating costs. As of December 31, 2025, we principally stored our finished goods inventory in company-operated warehouses and distribution and logistics facilities located in the U.S. and the Netherlands. We also utilized third-party operated distribution centers located in the United States, Japan, China, Australia, South Korea, Singapore, India, Brazil, Canada, the Netherlands, and the United Kingdom. As of December 31, 2025, our company-operated warehouse and distribution facilities provided us with 2.9 million square feet, and our third-party operated distribution facilities provided us with 1.0 million square feet, with additional area available based on inventory levels. Additionally, certain customers pick up orders directly from our third-party manufacturers or from the port of entry.

See the risk factors under *"Risks Related to our Supply Chain — Our operations are dependent on the global supply chain and impacts of supply chain constraints and inflationary pressure could adversely impact our operating results"* and *"Risks Related to Our Supply Chain — Supply chain disruptions could interrupt product manufacturing and global logistics and increase product costs"* included in Item 1A. *Risk Factors* of this Annual Report on Form 10-K for information on risks associated with distribution and logistics.

Intellectual Property and Trademarks

We rely on a combination of trademarks, copyrights, trade secrets, trade dress, and patent protections to establish, protect, and enforce our intellectual property rights in our product designs, brands, materials, and research and development efforts, although no such methods can afford complete protection. We own or license the material trademarks used in connection with the marketing, distribution, and sale of all of our products, both domestically and internationally, in most countries where our products are currently either sold or manufactured. Our major trademarks for the Crocs Brand include the Crocs logo and the Crocs word mark, both of which are registered or pending registration in the U.S., the European Union, Japan, Korea, Taiwan,

China, Canada, United Kingdom, and Australia, among other countries. Our major trademarks for the HEYDUDE Brand include the HEYDUDE logo and word mark. The HEYDUDE word mark is registered in the U.S., the European Union, China, Canada, Singapore, Korea, United Kingdom, and Australia among others. Protection for the HEYDUDE logo has published in the U.S. and other countries and has moved to registration in some, including Singapore, Canada, China, Korea, the European Union, the United Kingdom, Australia, Brazil, Japan, Mexico, and New Zealand, among others. We also have registrations or pending trademark applications for other marks and logos in various countries around the world.

In the U.S., our patents are generally in effect for up to 20 years from the date of filing the patent application. Our trademarks registered within and outside of the U.S. are generally valid as long as they are in use and their registrations are properly maintained and have not been found to have become generic. We believe our trademarks and patents are crucial to the successful marketing and sale of our products. We strategically register, both domestically and internationally, the trademarks and patents covering certain product designs and branding that we utilize today. We aggressively police our patents, trademarks, and copyrights and pursue those who infringe upon them, both domestically and internationally, through opposition efforts, litigation, and otherwise, as we deem necessary.

We consider the formulations of the materials used to produce our Crocs Brand footwear covered by our trademarks Croslite™, LiteRide™, and Free Feel Technology™, among others, valuable trade secrets. The material formulations are manufactured through a process that combines a number of components in various proportions to achieve the properties for which our Crocs Brand products are known. We use multiple suppliers to source these components but protect the formulations by using an exclusive supply agreement for key components and confidentiality agreements with our third-party processors, and by requiring our employees to execute confidentiality agreements concerning the protection of our confidential information. Other than our third-party processors, we are unaware of any third-party using our formulations in the production of footwear. We believe the comfort and utility of our Crocs Brand products depend on the properties achieved from the compounding of the Croslite™, LiteRide™, and Free Feel Technology™ materials, which constitutes a key competitive advantage for us, and we intend to continue to vigorously protect these trade secrets.

We also actively combat counterfeiting and other infringements of our brand by monitoring the global marketplace. We use our employees, sales representatives, distributors, and retailers, as well as outside investigators, attorneys, and customs agents, to police against infringing products by encouraging them to notify us of any suspect products and to assist law enforcement agencies. Our sales representatives and distributors are also educated on our patents, pending patents, trademarks, and trade dress to assist in preventing potentially infringing products from obtaining retail shelf space. The laws of certain countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the U.S., and, therefore, we may have difficulty obtaining legal protection for our intellectual property in certain foreign jurisdictions. See the risk factor under *"Risks Related to our Products — Failure to adequately protect our trademarks and other intellectual property rights and counterfeiting of our brands could divert sales, damage our brands' image, and adversely affect our business"* included in Item 1A. *Risk Factors* of this Annual Report on Form 10-K for more information.

Competition

The global casual, athletic, and fashion footwear markets are highly competitive. Although we do not believe that we compete directly with any single company with respect to the entire spectrum of our products, we believe portions of our wholesale, retail, and e-commerce businesses compete with companies including, but not limited to: NIKE, Inc., adidas AG, Deckers Outdoor Corporation, Birkenstock Holding plc., Steven Madden, Ltd., Wolverine World Wide, Inc., and V.F. Corporation. Our company-operated retail locations and e-commerce sites also compete with some of our wholesale partners.

The principal elements of competition in these markets include brand awareness, product functionality, design, comfort, quality, price, customer service, and marketing and distribution. We believe that our unique footwear designs, material formulations, prices, product line, and distribution networks position us well in the marketplace. However, a number of companies in the casual footwear industry have greater financial resources, more comprehensive product lines, broader market presence, longer standing relationships with wholesalers, longer operating histories, greater distribution capabilities, stronger brand recognition, and greater marketing resources than we have. See the risk factor under *"Risks Related to our Products — We face significant competition"* included in Item 1A. *Risk Factors* of this Annual Report on Form 10-K for more information.

Available Information

We file with, or furnish to, the SEC reports including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports pursuant to Section 13(a) or 15(d) of the Exchange Act. These reports are available free of charge on our corporate website (www.crocs.com) as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Copies of any materials we file with the SEC can be obtained free of charge at www.sec.gov. The foregoing website addresses are provided as inactive textual references only. The information provided on our website (or any other website referred to in this Annual Report on Form 10-K) is not part of this report and is not incorporated by reference as part of this Annual Report on Form 10-K.

ITEM 1A. Risk Factors

You should carefully consider the following risk factors and all other information presented within this Annual Report on Form 10-K. The risks set forth below are those that our management believes are applicable to our business and the industry in which we operate. These risks have the potential to have a material adverse effect on our business, results of operations, cash flows, financial condition, liquidity, access to sources of financing, or stock price. The risks included here are not exhaustive and there may be additional risks that are not presently material or known. Because we operate in a very competitive and rapidly changing environment, new risk factors emerge from time to time and it is not possible for us to predict all risk factors, nor can we assess the impact of all such risk factors on our business. Please also refer to the section entitled "Cautionary Note Regarding Forward-Looking Statements" in this Annual Report on Form 10-K.

Risks Related to Our Products

Our success depends substantially on the value of our brands; failure to strengthen and preserve this value, either through our actions or those of our business partners, could have a negative impact on our financial results.

We believe much of our success has been attributable to the strength of the Crocs and HEYDUDE brands. To be successful in the future, particularly outside of the U.S., where our brands may be relatively less well-known or perceived differently, we believe we must timely and appropriately respond to changing consumer demand and leverage the value of our brands across all sales channels. We may have difficulty managing the image of our brands across markets and international borders as certain consumers may perceive the image of either or both of our brands to be out of style, outdated, or otherwise undesirable. Maintaining, promoting, and growing our brands will depend on our design and marketing efforts, including product innovation and quality, advertising and consumer campaigns, as well as our ability to adapt to a rapidly changing media environment, including our continued reliance on social media and digital dissemination of advertising campaigns.

In the past, several footwear companies, including ours, have experienced periods of rapid growth in revenues and earnings followed by periods of declining revenues and losses, and our business may be similarly affected in the future. For example, during the second quarter of the fiscal year ended 2025, there was a triggering event for the HEYDUDE Brand indefinite-lived intangible assets (which consists solely of the HEYDUDE trademark) (the "trademark") and the HEYDUDE Brand reporting unit (the 'reporting unit') goodwill. The triggering event was due to downward revisions during the second quarter of the fiscal year ended 2025 to our internal HEYDUDE Brand forecast as a result of the extended time we believed it would take us to stabilize the HEYDUDE Brand and return it to growth. This was partly due to the current and projected impact of a weak U.S. consumer and the disproportionate impact of tariffs on HEYDUDE Brand products, which became evident in the second quarter of the fiscal year ended 2025. See also the risk factor under "Financial and Accounting Risks — We may incur impairments of the carrying value of our goodwill and other intangible assets, which could have a material adverse effect on our business and financial results." Consumer demand for our products and the equity of our brands could also diminish significantly if we, among other things, fail to preserve the quality of our products, are perceived to act in an unethical or socially irresponsible manner, fail to comply with laws and regulations, or fail to deliver a consistently positive consumer experience in each of our markets.

Adverse publicity about regulatory or legal action against us, or by us, could also damage our reputation and the image of our brands, undermine consumer confidence in us, and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. Negative claims or publicity involving us, our products, or any of our key employees, endorsers, or business partners could materially damage our reputation and the image of our brands, regardless of whether such claims are accurate. Social media, which accelerates and potentially amplifies the scope of negative publicity, can accelerate, and increase the impact of, negative claims. Further, business incidents that erode consumer trust, such as perceived product safety issues, whether isolated or recurring, in particular incidents that receive considerable publicity or result in litigation, can significantly reduce brand value and have a negative impact on our business and financial results. Additionally, counterfeit reproductions of our products or other infringement of our intellectual property rights, including unauthorized uses of our trademarks by third parties, could harm our brands and adversely impact our business. See also the risk factor under *"Risks Related to our Products — Failure to adequately protect our trademarks and other intellectual property rights and counterfeiting of our brands could divert sales, damage our brands' image, and adversely affect our business."*

We face significant competition.

The footwear industry is highly competitive. Our competitors include most major athletic and non-athletic footwear companies and retailers with their own private label footwear products. A number of our competitors have significantly greater financial resources, more comprehensive product lines, a broader market presence, longer standing relationships with wholesalers, a longer operating history, greater distribution capabilities, stronger brand recognition, less reliance on a small number of brands or product lines, and spend substantially more on product marketing than we do. Our competitors' greater financial resources and capabilities in these areas may enable them to better withstand periodic downturns in the footwear industry and general economic conditions, compete more effectively on the basis of price and production, price their products more aggressively in the face of inflationary or other competitive pressures, launch more extensive or diverse product lines, and more quickly develop new and popular products. Continued demand in the market for casual footwear and readily available offshore manufacturing capacity has also encouraged the entry of new competitors into the marketplace and has increased competition from established companies. Some of our competitors are offering products that are substantially similar, in design and materials, to our products. If we are unable to compete successfully in the future, our sales and profits may decline, we may lose market share, our business and financial results may deteriorate, and the market price of our common stock would likely fall.

Additionally, our industry is subject to significant pricing pressure caused by many factors, including, but not limited to, continued inflationary pressure, intense competition and a highly promotional retail environment, consolidation in the retail industry, pressure from retailers to reduce the costs of our products, excess inventory levels in the marketplace, and changes in consumer spending habits and patterns. Although we plan to limit our promotional activity, these foregoing factors may require us to reduce our sales prices to retailers and consumers, which could cause our gross margin to decline. If our sales prices decline and we fail to sufficiently reduce our product costs or operating expenses, our profitability will, in turn decline. In addition, changes in our customer, channel, and geographic sales mix could have a negative impact on our profitability. Any of these outcomes could have a material adverse effect on our business, financial condition, and results of operations.

Introducing new products may be difficult and expensive. If we are unable to do so successfully, our brands may be adversely affected, and we may not be able to maintain or grow our current revenue and profit levels.

To successfully continue to evolve our footwear product line to appeal to our consumers, we must anticipate, understand, and react to the rapidly changing tastes of consumers and provide appealing merchandise in a timely manner. New footwear models, collaborations, and licenses that we introduce may not be successful with consumers or our brands may fall out of favor with consumers. If we are unable to anticipate, identify, or react appropriately to changes in consumer preferences, our revenues may decrease, the image of our brands may suffer, our operating performance may decline, and we may not be able to execute our growth plans.

In producing new footwear models, collaborations, and licenses, we may encounter difficulties that we did not anticipate during the product development stage. If we are not able to efficiently manufacture new products in quantities sufficient to support wholesale, retail, and e-commerce distribution, we may not be able to recover our investment in the development of new styles, product lines, collaborations, and licenses, and we would continue to be subject to the risks inherent to having a limited product line. Even if we develop and manufacture new footwear products that consumers find appealing, the ultimate success of a new style, collaboration, or license may depend on our pricing. We may introduce products that are not popular, set the prices of new styles too high for the market to bear, or we may not provide the appropriate level of marketing in order to educate the market and potential consumers about our new products. Achieving market acceptance will require us to exert substantial product development and marketing efforts, which could result in a material increase in our selling, general and administrative expenses. There can be no assurance that we will have the resources necessary to undertake such efforts effectively or that such efforts will be successful or that we will dedicate our limited marketing resources to the right product lines. Failure to gain market acceptance for new products could impede our ability to maintain or grow current revenue levels, reduce profits, adversely affect the image of our brands, erode our competitive position, and result in long-term harm to our business and financial results.

See also the risk factor under *"Risks Specific to Our Company and Strategy — Our future growth may be dependent in part on HEYDUDE."*

Failure to adequately protect our trademarks and other intellectual property rights and counterfeiting of our brands could divert sales, damage our brands' image, and adversely affect our business.

We utilize trademarks, trade names, copyrights, trade secrets, issued and pending patents and trade dress, and design rights on nearly all of our products. We believe that having distinctive marks that are readily identifiable trademarks and intellectual property is important to our brands, our success, and our competitive position. The laws of some countries, for example, China, do not protect intellectual property rights to the same extent as do U.S. laws. We frequently discover products that are counterfeit reproductions of our products or that otherwise infringe on our intellectual property rights. If we are unsuccessful in challenging another party's products on the basis of trademark or design or utility patent infringement or other infringement, particularly in some foreign countries, or if we are required to change our name or use a different logo, or it is otherwise found that we infringe on others' intellectual property rights, continued sales of such competing products by third parties could harm our brands or we may be forced to cease selling certain products, which could adversely impact our business, financial condition, revenues, and results of operations by resulting in the shift of consumer preference away from our products. If our brands are associated with inferior counterfeit reproductions, the integrity and reputation of our brands could be adversely affected. Furthermore, our efforts to enforce our intellectual property rights are typically met with defenses and counterclaims attacking the validity and enforceability of our intellectual property rights. We may face significant expenses and liability in connection with the protection of our intellectual property, and if we are unable to successfully protect our rights or resolve intellectual property conflicts with others, our business or financial condition could be adversely affected.

We also rely on trade secrets, confidential information, and other unpatented proprietary rights and information related to, among other things, the Croslite™ material formulations and product development, particularly where we do not believe patent protection is appropriate or obtainable. Using third-party manufacturers and compounding facilities may increase the risk of misappropriation of our trade secrets, confidential information, and other unpatented proprietary information. The agreements we use in an effort to protect our intellectual property, confidential information, and other unpatented proprietary information may be ineffective or insufficient to prevent unauthorized use or disclosure of such trade secrets and information. A party to one of these agreements may breach the agreement, and we may not have adequate remedies for such breach. As a result, our trade secrets, confidential information, and other unpatented proprietary rights and information may become known to others, including our competitors. Furthermore, our competitors or others may independently develop or discover such trade secrets and information, which would render them less valuable to us.

Failure to continue to obtain or maintain high-quality endorsers of our products and social media influencers could harm our business.

We establish relationships with both celebrity endorsers and design, celebrity, and brand collaborators to develop, evaluate, and promote our products, as well as strengthen our brands. In a competitive environment, the costs associated with establishment and retention of these relationships may increase. If we are unable to maintain current associations and/or to establish new associations in the future, this could adversely affect our brands' visibility and strength and result in a negative impact to financial results. In addition, actions taken, allegations of wrongdoing, or statements made by celebrity endorsers and collaborators associated with our products that harm the public image and reputations of those endorsers and collaborators, or our decisions to cease collaborating with them in light of actions taken, allegations of wrongdoing, or statements made by them, could also seriously harm the image of our brands with consumers and, as a result, could have an adverse effect on our sales and financial condition.

Our marketing and advertising programs are critical to our ability to attract new consumers and retain existing consumers. We are increasingly using digital and social media platforms to drive further engagement with consumers, with a focus on social media influencers. However, we cannot assure that our marketing and advertising programs will be successful or appeal to our target consumers. Ineffective marketing and advertising programs could result in an inefficient use of funds and hinder our ability to maintain brand relevance, attract new consumers or retain existing consumers.

We rely on technical innovation to compete in the market for our products.

Our success relies on continued innovation in both materials and design of footwear, such as our branded Croslite™, LiteRide™, and Free Feel Technology™ materials. Research and development is a key part of our continued success and growth, and we rely on experts to develop and test our materials and products. Croslite™, our branded proprietary closed-cell resin, is the primary raw material used in the vast majority of our Crocs Brand footwear and some of our accessories. Croslite™ is carefully formulated to create soft, durable, extremely lightweight, and water-resistant footwear that conforms to the shape of the foot and increases comfort. We continue to invest in research and development in order to refine our materials to enhance these properties and to develop new properties for specific applications. We strive to produce footwear featuring fun, comfort, color, and functionality. If we fail to introduce technical innovation in our products, consumer demand for our products could decline, and if we experience problems with the quality of our products, we may incur substantial expense to remedy the problems.

Risks Related to the Economy

Changes in global economic conditions, including, but not limited to, those driven by tariffs and/or inflation, may adversely affect consumer spending and the financial health of our customers and others with whom we do business, which may adversely affect our financial condition, results of operations, and cash resources.

Uncertainty about current and future global economic conditions may cause consumers, wholesalers, and retailers to defer purchases or cancel purchase orders for our products in response to tighter credit, decreased cash availability, and weakened consumer confidence. Our financial success is sensitive to changes in general economic conditions, both globally and in specific markets, that may adversely affect the demand for our products including recessionary economic cycles, higher interest rates, higher tariffs, higher fuel and other energy costs, increased labor costs, declines in asset values, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws, public health issues such as a pandemic, or other economic factors, certain of which effects, including cost inflation, we have experienced since 2023 and currently expect to continue to experience in 2026.

Global inflation, elevated interest rates, global industry-wide logistics challenges, and foreign currency fluctuations resulting in a stronger U.S. Dollar ("USD"), have impacted, and we expect will continue to impact, our business, contributing to, among other things, incremental freight costs, increased wages, particularly in our distribution centers, and increased raw material costs. A stronger USD also results in costs for foreign goods purchased in USD but recognized in foreign currencies ("purchasing power") that are unfavorable.

If global economic and financial market conditions deteriorate, or remain weak, for an extended period of time, the following factors, among others, could have a material adverse effect on our business and financial results:

- Changes in foreign currency exchange rates relative to the USD could have a material impact on our reported financial results. See the risk factor under *"Risks Related to International Operations — Changes in foreign exchange rates, most significantly but not limited to the Euro, South Korean Won, and Chinese Yuan or other global currencies could have a material adverse effect on our business and financial results"* for more information.

- Slower consumer spending may result in our inability to maintain or increase our sales to new and existing customers and cause reduced product orders or product order delays or cancellations from wholesale accounts that are directly impacted by fluctuations in the broader economy, difficulties managing inventories, higher discounts, and lower product margins.

- If consumer demand for our products declines, we may not be able to profitably operate existing retail stores, due to the higher fixed costs associated with our retail business compared to e-commerce distribution.

- A decrease in credit available to our wholesale or distributor customers, product suppliers, and other service providers, or financial institutions that are counterparties to our Revolving Facility (as defined herein) or derivative instruments may result in credit pressures, other financial difficulties, or insolvency for these parties, with a potential adverse impact on our business, our financial results, or our ability to obtain future financing.

- If our wholesale customers experience diminished liquidity, we may experience a reduction in product orders, an increase in customer order cancellations, and/or the need to extend customer payment terms, which could lead to larger balances and delayed collection of our accounts receivable, reduced cash flows, greater expenses for collection efforts, and increased risk of nonpayment of our accounts receivable.

- If our manufacturers or other parties in our supply chain experience diminished liquidity, and, as a result, are unable to fulfill their obligations to us, we may be unable to provide our customers with our products in a timely manner, resulting in lost sales opportunities or a deterioration in our customer relationships, which could in turn negatively impact future sales.

- If we are unable to mitigate the impact of supply chain constraints, tariffs, and inflationary pressure through price increases or other measures, our results of operations and financial condition could be negatively impacted. Furthermore, even if we are able to raise the prices of our products, consumers might react negatively to such price increases, which could have a material adverse effect on, among other things, our brands, reputation, and sales.

In 2024, the Federal Reserve raised interest rates multiple times in response to concerns about inflation, though it subsequently lowered interest rates multiple times in 2025 and further interest rate changes remain uncertain. Higher interest rates, coupled with reduced government spending and volatility in financial markets may also increase economic uncertainty and negatively affect consumer spending. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner, on favorable terms, or more dilutive.

Increased inflation rates have already, and may continue to, adversely affect us by increasing our costs, including labor and employee benefit costs. In addition, higher inflation, higher tariffs, and macro turmoil and uncertainty could also adversely affect our customers, which could reduce demand for our products. See the risk factor under *"Risks Related to International Operations — Government actions and regulations, such as export restrictions, tariffs, and other trade protection measures could adversely affect our business."* for more information.

Ongoing wars could cause further disruptions in the global economy as well as a negative impact on our business, financial condition, and results of operations.

The ongoing war between Israel and Hamas as well as the ongoing war between Russia and Ukraine have adversely affected the global economy and have resulted in geopolitical instability. While we derived immaterial revenues from markets in and around these conflict zones in 2025, the instability resulting from these wars could cause an adverse effect on our business, financial condition, results of operations, supply chain, intellectual property, partners, customers, or employees should tensions escalate. Further escalation of geopolitical tensions could also result in, among other things, broader impacts that expand into other markets, cyberattacks, supply chain and logistics disruptions, lower consumer demand, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain.

A pandemic, epidemic, or other public health emergency has had an adverse impact, and may have a future material adverse impact, on our business, operations, liquidity, financial condition, and results of operations.

Pandemics, epidemics, and other public health emergencies have, among other things, caused global macroeconomic uncertainty, disrupted consumer spending and supply chains, contributed to various global shipping delays and port congestions, and created significant volatility and disruption of financial markets. For example, global supply chain disruptions during fiscal years 2021 and 2022 negatively impacted our gross margins and net income and any pandemics, epidemics, and other public health emergencies could do so again in the future, which could have a material adverse effect on our business, financial condition, and results of operations.

The effects of a pandemic, epidemic, or other public health emergency could affect our ability to successfully operate in many ways, including, but not limited to, the following factors:

- the impact on the economies and financial markets of the countries and regions in which we operate;
- the impact on our supply chain, including, but not limited to, staffing shortages, closed factories, cost inflation, scarcity of raw materials, scrutiny or embargoing of goods produced in the infected areas, and shipping delays;
- reduced foot traffic at our retail stores and those of our wholesale customers due to forced closures or other operational restrictions, such as reduced capacity limits and operating hours, declines in tourism, and/or potential changes in consumer behavior and shopping preferences; and
- operational risk, including, but not limited to, cybersecurity risks as a result of extended remote work arrangements and restrictions on employee travel.


Risks Related to Our Supply Chain


Supply chain disruptions could interrupt product manufacturing and global logistics and increase product costs.

We rely on third-party manufacturers outside of the U.S. to produce our products. See the risk factor under *"We depend solely on third-party manufacturers located outside the U.S."* for more information.

We also rely on international shipping to transport our products to their various geographic markets. At times in the past, international shipping to the U.S. has been disrupted and delayed due to congestion in ports, and despite our actions to mitigate these impacts, we have been negatively impacted by global logistics challenges. Additional delays in shipping may cause us to have to use more expensive air freight or other more costly methods to ship our products. Furthermore, at times in the past,, our third-party manufacturers, distribution centers, where we manage our inventory, and our third-party partners experienced disruptions that impacted our supply chain and increased global lead-time for our products, including port congestion, temporary closures, and worker shortages. Additionally, as a consequence of the COVID-19 pandemic, reductions in the number of ocean carrier voyages and capacity delayed the arrival of imports and increased ocean transport costs globally. Additionally, supply chain labor costs have remained a significant pressure since 2023, as meaningful increases in pay rates were implemented to ensure a sufficient and stable workforce. As supply chain disruptions continue and we manage product availability, the timing of sales to our wholesale partners and consumers may continue to be impacted, and we face increased risk of order cancellations. In addition, global inflation has contributed to already higher incremental freight costs and such inflation may continue to result in higher freight costs. Failure to adequately produce and timely ship our products to customers could lead to lost potential revenue, failure to meet customer demand, strained relationships with customers, including wholesalers, and diminished brand loyalty.

We depend solely on third-party manufacturers located outside of the U.S.

All of our footwear products are manufactured by third-party manufacturers, the majority of which are located in Vietnam, China, Indonesia, India, and Mexico. We depend on the ability of these manufacturers to finance the production of goods ordered, maintain adequate manufacturing capacity, and meet our quality standards. We compete with other companies for the production capacity of our third-party manufacturers, and we do not exert direct control over the manufacturers' operations. As such, from time to time we have experienced delays or inabilities to fulfill customer demand and orders, as discussed in more detail below. During the years ended December 31, 2025, 2024, and 2023, approximately 45%, 51%, and 56%, respectively, of our Crocs Brand production was in Vietnam. Our largest third-party manufacturer for the Crocs Brand, with the majority of operations in Vietnam, produced approximately 45%, 50%, and 47% of our production during the years ended December 31, 2025, 2024, and 2023, respectively, and our second largest third-party manufacturer for the Crocs Brand, primarily operating in both Vietnam and China, produced approximately 28%, 25%, and 26% of our production during the years ended December 31, 2025, 2024, and 2023, respectively. During the years ended December 31, 2025, 2024, and 2023, approximately 44%, 20%, and 5%, respectively, of our HEYDUDE Brand production was in Vietnam. Prior to 2025, the majority of our HEYDUDE Brand production was in China. We cannot guarantee that any third-party manufacturer will have sufficient production capacity, meet our production deadlines, or meet our quality standards. Furthermore, due to the relative concentration of our third-party manufacturers, we may be subject to an increased risk of supply chain disruption, particularly in the event of a natural disaster, pandemic, epidemic, geopolitical tension, or other event impacting the region outside of our control. In addition, disruption at the facilities of our third-party manufacturing partners as a result of a pandemic or otherwise, including through the effects of facility closures, reductions in operating hours and labor shortages has had an adverse effect on our supply chain in the past and may have a material adverse effect in the future. See the risk factor under "*Supply chain disruptions could interrupt product manufacturing and global logistics and increase product costs*" and "*Our operations are dependent on the global supply chain and impacts of supply chain constraints and inflationary pressure could adversely impact our operating results.*"

Foreign manufacturing is subject to additional risks, including transportation delays and interruptions, including those caused by pandemics, work stoppages, political instability, including the ongoing war between Israel and Hamas, the ongoing war between Russia and Ukraine, expropriation, nationalization, foreign currency fluctuations, changing economic conditions, cost inflation, changes in governmental policies or laws, and the imposition of tariffs, import and export controls, and other barriers. Because we do not manufacture products internally, we cannot offset any interruption or decrease in supply of our products by increasing production in internal manufacturing facilities, and we may not be able to substitute suitable alternative third-party manufacturers in a timely manner or at acceptable prices. Any disruption in the supply of products from our third-party manufacturers may harm our business and could result in a loss of sales and an increase in production costs, which would adversely affect our results of operations. In addition, manufacturing delays or unexpected demand for our products have required us, and may require us again in the future, to use faster, more expensive transportation methods, such as aircraft, which could adversely affect our profit margins. Furthermore, the cost of fuel is a significant component in transportation costs. Increases in the price of petroleum products can increase our transportation costs and adversely affect our product margins.

In addition, because our footwear products are manufactured outside the U.S., the possibility of adverse changes in trade or political relations between the U.S. and other countries, political instability, changes in legislation and policies, increases in labor costs, changes in international trade agreements and tariffs, adverse weather conditions, or public health issues could significantly interfere with the production and shipment of our products, which would have a material adverse effect on our operations and financial results.

See also the risk factors under "*Risks Related to International Operations — Government actions and regulations, such as export restrictions, tariffs, and other trade protection measures could adversely affect our business*" and "*Risks Related to International Operations — We conduct significant business activity outside the U.S., which exposes us to risks of international commerce.*"

Our business could suffer if we need to replace either our third-party manufacturers or our distribution centers.

We do not own or operate any manufacturing facilities and depend exclusively on third-party manufacturers to manufacture our products, the majority of which are located in Vietnam, China, and Indonesia. Accordingly, our success depends, in part, on our ability to identify reputable third-party manufacturers who can fulfill our orders timely and to our requirements, as well as the timely importation, customs clearance, and shipment of products to and from our various distribution centers. We also compete with other companies for the production capacity of our third-party manufacturers. Some of these competitors may place larger orders than we do, and, as a result, may have an advantage or priority in securing production capacity. If we experience a significant increase in demand, or if an existing third-party manufacturer needs to be replaced, we may have to expand our third-party manufacturing capacity. We cannot guarantee that this potential additional capacity will be available when needed or on terms that are acceptable to us. We also enter into purchase order commitments specifying a time for delivery, method of payment, design and quality specifications, and other standard industry terms and conditions, but we do not have long-term contracts with any third-party manufacturer. Furthermore, none of the third-party manufacturers we use produce our products exclusively.

In addition, we rely on a number of company-operated and third-party operated distribution facilities around the world to warehouse and ship products to our customers and to our retail stores and perform other related logistics services. Our ability to meet our needs and the needs of our customers depends, in part, on the operation of these distribution centers. Our distribution centers generally utilize computer-controlled and automated equipment, which are subject to various risks, including software viruses, security breaches, power interruptions, or other system failures. If any of our distribution centers were to close or become inoperable or inaccessible for any reason, including, but not limited to, natural disasters, severe weather, labor shortages, fires, system failures, software viruses, security breaches, and/or pandemics, or if we fail to successfully consolidate existing facilities or transition to new facilities, we could experience a substantial loss of inventory, disruption of deliveries to our customers and our retail stores, increased costs, and longer lead times associated with the distribution of our products during the period that would be required to reopen or replace the facility. Any such disruptions could have a material adverse effect on our business, financial condition and results of operations.

We also rely upon third-party transportation providers for substantially all of our product shipments, including shipments to and from our distribution centers to our retail stores, and to our wholesale and DTC customers. Our utilization of these shipping services is subject to various risks, including, but not limited to, potential labor shortages (stemming from labor disputes, strikes, or otherwise), severe weather, and pandemics, which could delay the timing of shipments, and increases in wages and fuel prices, which could result in higher transportation costs. The continued increase in popularity of online shopping driven by changes in consumer shopping preferences has amplified certain of these risks, oftentimes resulting in capacity constraints. We have incurred, and may continue to incur, higher freight and other logistics costs as a result of certain of the foregoing factors. Any delays in the timing of our product shipments or increases in transportation costs could have a material adverse effect on our business, financial condition and results of operations.

Our operations are dependent on the global supply chain and impacts of supply chain constraints and inflationary pressure could adversely impact our operating results.

Our operations have been in the past, and may continue to be, impacted by supply chain constraints and raw material shortages, resulting in increased material costs, longer lead times, port congestion, and increased freight costs, the uncertain economic environment, tariffs, and macroeconomic trends. In addition, current or future governmental policies may increase the risk of inflation, which could further increase the costs of raw materials and components for our business. Similarly, if costs of goods continue to increase, our suppliers may seek price increases from us. If we are unable to mitigate the impact of supply chain constraints and inflationary pressure through price increases or other measures, our gross margins, results of operations and financial condition could be negatively impacted. Even if we are able to raise the prices of our products, consumers might react negatively to such price increases, which could have a material adverse effect on, among other things, our brands, reputation, and sales. If our competitors substantially lower their prices, we may lose customers and mark down prices. Our profitability may be impacted by lower prices, which may negatively impact gross margins. We are unable to predict the impact of these constraints on the timing of revenue and operating costs of our business in the near future. Raw material supply shortages and supply chain constraints, including cost inflation, have impacted, and could continue to negatively impact our ability to meet consumer demand, which in turn has impacted, and could in the future impact our net sales revenues and market share. See the risk factor under *"Supply chain disruptions could interrupt product manufacturing and global logistics and increase product costs."*

If we do not accurately forecast consumer demand, we may have excess inventory to liquidate or have greater difficulty filling our customers' orders, either of which could adversely affect our business.

The footwear industry is subject to cyclical variations, consolidation, contraction and closings, as well as fashion trends, rapid changes in consumer preferences, the effects of weather, general economic conditions, and other factors affecting consumer demand. In addition, purchase orders from our wholesale customers are generally subject to rights of cancellation and rescheduling by the wholesaler. These factors make it difficult to forecast consumer demand. If we overestimate demand for our products, we may be forced to liquidate excess inventories at discounted prices resulting in losses or lower gross margins. Conversely, if we underestimate consumer demand, we could have inventory shortages, which can result in lower sales, delays in shipments to customers, and expedited shipping costs, and adversely affect our relationships with our customers and diminish brand loyalty. Excess inventory, or any failure on our part to satisfy increased demand for our products, could adversely affect our business and financial results.

Our third-party manufacturing operations must comply with labor, trade, and other laws. Failure to do so may adversely affect us.

We require our third-party manufacturers to meet our quality control standards and footwear industry standards for working conditions and other matters, including compliance with applicable labor, environmental, and other laws; however, we do not control our third-party manufacturers or their respective labor practices. A failure by any of our third-party manufacturers to adhere to quality standards or labor, environmental, and other laws could cause us to incur additional costs for our products, generate negative publicity, damage our reputation and the value of our brands, and discourage customers from buying our products. We also require our third-party manufacturers to meet certain product safety standards. A failure by any of our third-party manufacturers to adhere to such product safety standards could lead to a product recall, which could result in critical media coverage; harm our business, brands, and reputation; and cause us to incur additional costs.

In addition, if we or our third-party manufacturers violate U.S. or foreign trade laws or regulations, we may be subject to extra duties, significant monetary penalties, the seizure and the forfeiture of the products we are attempting to import, or the loss of our import privileges. Possible violations of U.S. or foreign laws or regulations could include inadequate record keeping of our imported products, misstatements or errors as to the origin, quota category, classification, marketing or valuation of our imported products, and fraudulent visas or labor violations. The effects of these factors could render our conduct of business in a particular country undesirable or impractical and have a negative impact on our operating results. We cannot predict whether additional U.S. or foreign customs quotas, duties, taxes other charges, or restrictions will be imposed upon the importation of foreign produced products in the future or what effect such actions could have on our business or results of operations. See the risk factor under *"We depend solely on third-party manufacturers located outside the U.S."* for more information.

For example, China's Xinjiang Uyghur Autonomous Region (the "XUAR") is the source of large amounts of cotton and textiles for the global apparel and footwear supply chain. The United States Treasury Department placed sanctions on China's Xinjiang Production and Construction Corporation ("XPCC") for serious human rights abuses against ethnic minorities in XUAR. Additionally, the Uyghur Forced Labor Prevention Act ("UFLPA") empowers the U.S. Customs and Border Protection Agency (the "U.S. CBP") to withhold release of items produced in whole or in part in the XUAR, or produced by companies included on a government-created UFLPA entity list, creating a presumption that such goods were produced using forced labor. XPCC controls many of the cotton farms and much of the textile industry in the region, and many large factories in XUAR produce fabrics and yarn for apparel and footwear.

Although we do not believe that our suppliers source materials from such area of China for the products they sell to us or use to manufacture our products, we have no known involvement with XPCC or its subsidiaries and affiliates, and we prohibit our suppliers from doing business with XPCC or using forced labor, we do not have the ability to completely map our supply chain, and we could be subject to penalties, fines or sanctions if any of the suppliers from which we purchase goods is found to have dealings, directly or indirectly, with XPCC or entities it controls. Additionally, our products or materials (including potentially non-cotton materials) could be held or delayed by the U.S. CBP, which would cause delays and unexpectedly and negatively affect our inventory levels. Even if we were not subject to penalties, fines or sanctions, if products we source are linked in any way to XPCC, the XUAR, or an entity on the UFLPA entity list, our reputation could be damaged. In addition, the UFLPA has induced greater supply chain compliance costs and delays to us and to our suppliers. Compliance with the UFLPA could continue to affect the global supply chain, the price and scarcity of traceable cotton in the marketplace and could lead to an increase in our cost of goods sold, which may have an adverse effect on our profitability.

See the risk factor under "*Risks Related to International Operations — We conduct significant business activity outside the U.S., which exposes us to risks of international commerce.*"

We depend on a number of suppliers for key production materials, and any disruption in the supply of such materials could interrupt product manufacturing and increase product costs.

We depend on a number of sources for the primary materials used to make our footwear. We source the elastomer resins that constitute the primary raw materials used in compounding our Croslite™, LiteRide™, and Free Feel Technology™ formulations, which we use to produce our various footwear products, from multiple suppliers. If the suppliers we rely on for elastomer resins were to cease production of these materials, we may not be able to obtain suitable substitute materials in time to avoid interruption of our production schedules. We are also subject to market conditions related to supply and demand for our raw materials and any resulting shortages in supply, as well as impacts of any global shipping or logistics delays. We may have to pay substantially higher prices in the future for the elastomer resins or any substitute materials we use, which would increase our production costs and could have an adverse impact on our product margins. If we are unable to obtain suitable elastomer resins, or if we are unable to procure sufficient quantities of the materials that go into the Croslite™, LiteRide™, and Free Feel Technology™ formulations, we may not be able to meet our production requirements in a timely manner or may need to modify our product characteristics, which could result in less favorable market acceptance, lost potential sales, delays in shipments to customers, strained relationships with customers, and diminished brand loyalty.

Risks Related to International Operations

Changes in foreign exchange rates, most significantly but not limited to the Euro, South Korean Won, and Chinese Yuan or other global currencies could have a material adverse effect on our business and financial results.

As a global company, we have significant revenues and costs denominated in currencies other than the USD. We are exposed to the risk of losses resulting from changes in exchange rates on monetary assets and liabilities within our international subsidiaries that are denominated in currencies other than the subsidiaries' functional currencies. Likewise, our U.S. subsidiaries are also exposed to the risk of losses resulting from changes in exchange rates on monetary assets and liabilities that are denominated in a currency other than the USD. We have experienced, and will continue to experience, changes in exchange rates, impacting both our statements of operations and the value of our assets and liabilities denominated in foreign currencies.

In accordance with our operating practices, we hedge a significant portion of our foreign currency transaction exposures arising in the ordinary course of business to reduce risks in our cash flows and earnings. We use cash flow hedges to minimize the variability in cash flows caused by fluctuations in foreign currency exchange rates related to our external sales and external purchases of inventory. Currency forward agreements involve fixing the exchange rates for delivery of a specified amount of foreign currency on a specified date. The currency forward agreements are typically settled in USD for their fair value at or close to their settlement date. We may also use currency option contracts under which we will pay a premium for the right to sell a specified amount of a foreign currency prior to the maturity date of the option. Our hedging strategy may not be effective in reducing all risks, and no hedging strategy can completely insulate us from foreign exchange risk. Further, our use of derivative financial instruments may expose us to counterparty risks. Although we only enter into hedging contracts with counterparties having investment grade credit ratings, it is possible that the credit quality of a counterparty could be downgraded or a counterparty could default on its obligations, which could have a material adverse impact on our financial condition, results of operations, and cash flows.

Further, our ability to sell our products in foreign markets and the USD value of the sales made in foreign currencies can be significantly influenced by changes in exchange rates. A decrease in the value of foreign currencies relative to the USD could result in lower revenues, gross margin compression, and increased losses from currency exchange rates. Foreign exchange rate volatility could also disrupt the business of the third-party manufacturers that produce our products by making their purchases of raw materials more expensive and more difficult to finance. For the Crocs Brand, we pay the majority of our third-party manufacturers, located primarily in Vietnam and China, in USD. For the HEYDUDE Brand, we pay the majority of our third-party manufacturers, located primarily in Vietnam and China, in Chinese Yuan and USD. In 2025, we experienced increases in revenues of approximately $9.4 million, or 0.2%, primarily due to favorable fluctuations in the Euro, partially offset by unfavorable fluctuations in the South Korean Won, relative to the USD. Strengthening of the USD against Asian and European currencies, and various other global currencies, adversely impacts our USD reported results due to the impact on foreign currency translation. While we enter into foreign currency exchange forward contracts to reduce our exposure to changes in exchange rates on monetary assets and liabilities, the volatility of foreign currency exchange rates is dependent on many factors that cannot be forecasted with reliable accuracy and, as a result, our forward contracts may not prove effective in reducing our exposures.

Government actions and regulations, such as export restrictions, tariffs, and other trade protection measures, could adversely affect our business.

We, similar to many other companies with overseas operations, source, import, and sell products in other countries that have been impacted, and could continue to be impacted, by changes to the trade policies of the U.S. and foreign countries (including governmental action related to tariffs, international trade agreements, trade restrictions, or economic sanctions). Such changes, which are out of our control, have the potential to adversely impact our industry and the global demand for our products, and as a result, could have a material adverse effect on our business, financial condition, and results of operations.

For example, the United States ("U.S.") has imposed tariffs on foreign imports from multiple countries, including an incremental tariff of 20%, 20%, 19%, 18%, and 19% on all imports from Vietnam, China, Indonesia, India, and Cambodia, respectively, the countries in which our products are primarily manufactured. These tariffs have increased, and may continue to increase, the cost of certain products and negatively impact our results of operations. Furthermore, these foregoing factors may require us to increase prices for a greater number of products to offset tariffs. If we increase prices further, this could negatively impact consumer demand. At this time, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of additional tariffs on goods imported into the U.S., tax policy related to international commerce, increased export control, sanctions and investment restrictions, or other trade matters. Although the ultimate scope and timing of any such actions is currently indeterminable, if implemented, they could have a material impact on our financial condition and results of operations. The ultimate impact of these and any other tariffs will depend on various factors, including the extent and duration of the tariffs and how other countries respond to the U.S. tariffs.

Other effects of these changes, including impacts on the price of raw materials, responsive or retaliatory actions from governments, such as retaliatory tariffs on imports into these countries from the U.S. and the opportunity for competitors not subject to such changes to establish a presence in markets where we participate, could also have significant impacts on our results of operations, though whether any of the foregoing actions will be taken remains unclear. The resulting effect on general economic conditions and on our business as a result of increases in prices for goods we import or our suppliers and vendors purchase to produce these items that we acquire through our supply chain are uncertain and depend on various factors, such as negotiations between the U.S. and affected countries, the responses of other countries or regions, exemptions or exclusions that may be granted, availability and cost of alternative sources of supply, and demand for our products. We cannot predict what further action may be taken with respect to export restrictions, tariffs or trade relations between the U.S. and other governments, and any further changes in U.S. or international trade policy could have an adverse impact on our business, financial condition and results of operations.

Furthermore, tariffs or other trade restrictions may lead to continuing uncertainty and volatility in U.S. and global financial and economic conditions and markets, declining consumer confidence, significant inflation and diminished expectations for the economy, and ultimately reduced demand for our products. Such conditions could have a material adverse impact on our business, results of operations, and cash flows. For instance, the fair values of our goodwill and indefinite-lived intangible assets are sensitive to the aforementioned potential unfavorable changes, which could result in the recognition of an impairment charge should the fair values of these assets fall below the carrying values. See also the risk factor under "Financial and Accounting Risks — *We may incur impairments of the carrying value of our goodwill and other intangible assets, which could have a material adverse effect on our business and financial results.*"

Also, disruptions and volatility in the financial markets may lead to adverse changes in the availability, terms, and cost of capital. Such adverse changes could increase our costs of capital and limit our access to external financing sources to fund acquisitions, capital projects, or refinancing of debt maturities on similar terms, which could in turn reduce our cash flows and limit our ability to pursue growth opportunities. See also the risk factor under *"We conduct significant business activity outside the U.S., which exposes us to risks of international commerce."*

We conduct significant business activity outside the U.S., which exposes us to risks of international commerce.

A significant portion of our revenues is generated from foreign sales. Our ability to maintain the current level of operations in our existing international markets is subject to risks associated with international sales operations. We operate retail stores and sell our products to retailers outside of the U.S. and utilize foreign-based third-party manufacturers. Foreign manufacturing and sales activities are subject to numerous risks, including:

- tariffs, anti-dumping fines, import and export controls, and other non-tariff barriers such as quotas and local content rules;

- delays associated with the manufacture, transportation, and delivery of products, including related to global port backlog or congestion;

- increased transportation costs due to distance, energy prices, inflation, or other factors;

- delays in the transportation and delivery of goods due to increased security concerns;

- restrictions on the transfer of funds;

- restrictions and potential penalties due to privacy laws on the handling and transfer of consumer and other personal information;

- changes in governmental policies and regulations;

- political unrest, such as the ongoing war between Israel and Hamas as well as the ongoing war between Russia and Ukraine, changes in law, terrorism, natural disasters, or public health issues like a pandemic, any of which can interrupt commerce;

- potential violations of U.S. and foreign anti-corruption and anti-bribery laws by our employees, business partners or agents, despite our policies and procedures relating to compliance with these laws;

- expropriation and nationalization;

- difficulties in managing foreign operations effectively and efficiently from the U.S.;

- difficulties in understanding and complying with local laws, regulations, and customs in foreign jurisdictions;

- longer accounts receivable payment terms and difficulties in collecting foreign accounts receivables;

- difficulties in enforcing contractual and intellectual property rights;

- greater risk that our business partners do not comply with our policies and procedures relating to labor, health, and safety;

- UFLPA detentions by U.S. CBP resulting in revenue loss and adverse media exposure; and

- increased accounting and internal control costs.

In addition, we are subject to customs laws and regulations with respect to our export and import activity, which are complex and vary within legal jurisdictions in which we operate. We cannot ensure there will not be a control failure around customs enforcement despite the precautions we take. We are currently subject to audits by customs authorities. Any failure to comply with customs laws and regulations could be discovered during a U.S. or foreign government customs audit, or customs authorities may disagree with our tariff treatments, and such actions could result in substantial fines and penalties, which could have an adverse effect on our business and financial results. In addition, changes to U.S. trade laws may adversely impact our operations. These changes and any changes to the trade laws of other countries may add additional compliance costs and obligations and subject us to significant fines and penalties for non-compliance. Compliance with these and other foreign legal regimes may have a material adverse impact on our business and results of operations. For example, the UFPLA, which effectively prohibits imports of any goods made either wholly or in part in a certain area of China, generally prohibits importing goods made with forced labor into the U.S., subject to certain exceptions. While this law has not directly affected, nor do we currently expect that this law will directly affect, our supply chain, since we do not believe that our suppliers source materials from such area of China for the products they sell to us or use to manufacture our products, other companies' attempts to shift suppliers in response to this law or other policy developments could result in, among other things, shortages, delays, and/or price increases that could disrupt our own supply chain or cause our suppliers to renegotiate existing arrangements with us or fail to perform on such obligations. In addition, the ongoing war between Israel and Hamas as well as the ongoing war between Russia and Ukraine has adversely affected the global economy. For more information, please see the risk factors under *"Risks Related to the Economy — Ongoing wars could cause further disruptions in the global economy as well as a negative impact on our business, financial condition, and results of operations," "Risks Related to Our Supply Chain — We depend solely on third-party manufacturers located outside the U.S.," "Risks Related to our Supply Chain — Our third-party manufacturing operations must comply with labor, trade, and other laws. Failure to do so may adversely affect us,"* and *"Risks Specific to Our Company and Strategy — Our business relies significantly on the use of information technology. A significant disruption to our operational technology or those of our business partners, a privacy law violation, or a data security breach could harm our reputation and/or our ability to effectively operate our business, and our financial results."*

Furthermore, as a global company, we are subject to foreign and U.S. laws and regulations designed to combat governmental corruption, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. Violations of these laws and regulations could result in fines and penalties; criminal sanctions against us, our officers, or our employees; prohibitions on the conduct of our business and on our ability to offer our products and services in one or more countries; and a materially negative effect on our brands and our operating results. Although we have implemented policies and procedures designed to ensure compliance with these foreign and U.S. laws and regulations, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, there can be no assurance that our employees, business partners, or agents will not violate our policies.

Risks Specific to Our Company and Strategy

We may be unable to successfully execute our long-term growth strategy, maintain or grow our current revenue and profit levels, or accurately forecast demand and supply for our products.

Our ability to maintain our revenue and profit levels or to grow in the future depends on, among other things, the continued success of our efforts to maintain our brands' image, our ability to bring compelling and profit enhancing footwear offerings to market, our ability to effectively manage or reduce expenses and our ability to expand within our current distribution channels and increase sales of our products into new locations internationally.

Successfully executing our long-term growth and profitability strategy will depend on many factors, including our ability to

- strengthen and maintain our brands;

- focus on relevant geographies and markets, product innovation, and profitable growth, while maintaining demand for our current offerings;

- effectively manage our company-operated retail stores to meet operational and financial targets at the retail store level;

- accurately forecast the global demand for our products, consolidate our distribution and supply chain network to leverage resources, simplify our fulfillment process, and deliver product around the globe efficiently;

- use and protect the Crocs and HEYDUDE brands and our other intellectual property in new and existing markets and territories;

- achieve and maintain a strong competitive position in new and existing markets;

- attract and retain qualified wholesalers and distributors, including partner store operators;

- maintain and enhance our digital marketing capabilities and digital commerce capabilities; and

- execute multi-channel advertising, marketing, collaboration, and social media campaigns to effectively communicate our message directly to our consumers and employees.

While these strategies, along with other steps to be taken, are intended to improve and grow our business, there can be no assurance this will be the case or that additional steps or accrual of additional material expenses or accounting charges will not be required. If additional steps are required, there can be no assurance that they will be properly implemented or will be successful.

Our business relies significantly on the use of information technology. A significant disruption to our operational technology or those of our business partners, a privacy law violation, or a data security breach could harm our reputation and/or our ability to effectively operate our business, and our financial results.

We rely heavily on the use of information technology systems and networks across all business functions, as do our business partners. The future success and growth of our business depend on streamlined processes made available through information systems, global communications, internet activity, and other network processes. We also rely on third-party information services providers worldwide for many of our information technology functions including network, hardware, and software configuration. Additionally, we rely on internal networks and information systems and other technology, including the internet and third-party hosted services, to support a variety of business processes and activities, including procurement and supply chain, manufacturing, distribution, invoicing, and collection of payments. In addition, we use information systems for certain human resource activities and to process our employee benefits, as well as to process financial information for internal and external reporting purposes and to comply with various reporting, legal, and tax requirements. We also have outsourced a significant portion of work associated with our finance and accounting, human resources, customer service, and other information technology functions to third-party service providers.

In addition, we continuously assess and implement upgrades to improve our information technology systems globally. The expansion of our systems and infrastructure has required, and will continue to require, us to commit substantial financial, operational and technical resources. The development and implementation of new systems and any other future upgrades to our systems and information technology may require significant costs and divert our management's attention and other resources from our core business. There are also no assurances these new systems and upgrades will provide us with the anticipated benefits and efficiencies. Similarly, the time and resources that management will need to devote to operations and upgrades, any delays due to the installation of any upgrade (and customer issues therewith), any resulting service outages, or the impact on the reliability of our data from any upgrade or any legacy system, may have a material adverse effect on our business, financial condition, control environment or results of operations. During these implementation periods, we also face a heightened risk of system interruptions and deficiencies or failures in our internal controls involving our information systems and processes. As a result, we could be adversely affected by system or network disruptions if new or upgraded information technology systems are defective, not installed properly or not properly integrated into our operations. Accordingly, system modification or integration failures could have a material adverse effect on our business, financial position, and results of operations.

Furthermore, despite our current security and cybersecurity measures, our systems and those of our third-party service providers may be vulnerable to information security breaches, acts of vandalism, computer viruses, credit card fraud, phishing, ransomware attacks, and interruption or loss of valuable business data, and we have been subject to, and will continue to be subject to, various third-party attacks and phishing scams. Any disruption to these systems or networks could result in product fulfillment delays, key personnel being unable to perform duties or communicate throughout the organization, loss of sales, significant costs for data restoration, the inability to interpret data timely to enhance operations, and other adverse impacts on our business and reputation. Denial of service attacks could also materially adversely affect our business.

We routinely possess sensitive customer and employee information. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks on a daily basis. Any breach of our network may result in the loss of valuable business data, misappropriation of our consumers' or employees' personal information, including credit card information, or a disruption of our business. Despite our existing cybersecurity procedures and controls, if our network is breached, it could give rise to unwanted media attention, materially damage our customer relationships, or harm our business, our reputation, and our financial results, which could result in fines or lawsuits. The costs we incur to protect against such information security breaches may materially increase, including increased investment in technology, the costs of compliance with consumer protection laws, and costs resulting from consumer fraud. Our business partners in our supply chain and customer base also rely significantly on information technology. Despite their existing cybersecurity procedures and controls, if their information systems become compromised, it could, among other things, cause delays in our product fulfillment or reduce our sales, which could harm our business. See Item 1C. *Cybersecurity* of this Annual Report on Form 10-K for more information on risks associated with cybersecurity procedures and controls.

In addition, the European Union's General Data Protection Regulation, the California Consumer Privacy Act, and other similar evolving privacy laws impose additional obligations on companies regarding the handling of personal data and provide certain individual privacy rights to persons whose data is stored. These regulations may harm or alter the operations of our e-commerce business, add additional compliance costs and obligations, and subject us to significant fines and penalties for non-compliance. Compliance with these and other foreign legal regimes and the associated costs may have a material adverse impact on our business and results of operations. Increased scrutiny by federal regulators, such as the Federal Trade Commission, and state attorney generals focused on the retail industry may cause us to experience increased privacy and cybersecurity costs such as, but not limited to, organizational changes, deploying additional personnel, acquiring and implementing enhanced privacy and security technologies on our e-commerce sites, mandatory employee training for those employees handling customer and employee personal data, engaging third-party experts and consultants, and the impact of unauthorized use of proprietary information, each of which may materially and adversely affect our business, financial condition and results of operations.

Finally, the SEC has adopted rules that require us to provide greater disclosures around cybersecurity risk management, strategy and governance, as well as disclose the occurrence of material cybersecurity incidents. These rules and regulations may also require us to report a cybersecurity incident before we have been able to fully assess its impact or remediate the underlying issue. Efforts to comply with such reporting requirements could divert management's attention from our incident response and could potentially reveal system vulnerabilities to threat actors. Failure to timely report incidents under these or other similar rules could also result in monetary fines, sanctions, or subject us to other forms of liability. This regulatory environment is increasingly challenging and may present material obligations and risks to our business, including significantly expanded compliance burdens, costs and enforcement risks.

Artificial intelligence presents risks and challenges that can impact our business including by posing security risks to our confidential information, proprietary information, and personal data.

Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations. As with many technological innovations, artificial intelligence presents risks and challenges that could impact our business. We have adopted and integrate generative artificial intelligence tools into our systems for specific use cases, such as marketing, product creation, planning, and general company operations, reviewed by legal and information security, and may continue to do so. Our vendors may incorporate generative artificial intelligence tools into their offerings without disclosing this use to us, and the providers of these generative artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors' ability to maintain an adequate level of service and experience. If we, our vendors, or our third-party partners experience an actual or perceived breach of privacy or security incident because of the use of generative artificial intelligence, we may lose valuable intellectual property and confidential information and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information, and adversely impact our business.

If our online e-commerce sites, or those of our customers, or third-party digital marketplaces on which we operate, do not function effectively, our business and financial results could be materially adversely affected.

An increasing amount of our products are sold on our e-commerce sites and third-party e-commerce sites. Consumer expectations and the associated competitive pressures have increased and we expect that they will continue to increase relative to various aspects of our e-commerce channel, including speed of product delivery, the cost to ship our products, return policies and other evolving consumer expectations. Consumers are also increasingly using mobile-based applications and third-party digital marketplaces to engage with us and our competitors through digital experiences that are offered on mobile platforms, and we are increasingly using social media and other mobile applications to interact with our consumers as a means to market and sell our products to consumers and enhance their shopping experience. Any failure on our part or on the part of third parties to provide effective, reliable, user-friendly e-commerce platforms that offer a wide assortment of our products and that continually meet the evolving expectations of online shoppers or any failure to provide attractive digital experiences could place us at a competitive disadvantage, result in the loss of sales, and could have a material adverse impact on our business and financial results. Our e-commerce business may be particularly vulnerable to cyber threats including unauthorized access and denial of service attacks. Sales in our e-commerce channel may also divert sales from our retail and wholesale channels.

Furthermore, these third-party platforms may unilaterally and with little or no notice change, among other things, their algorithms, policies, fee structures, content moderation rules, data access, and programs in ways that could, among other things, increase our customer acquisition costs, or otherwise diminish the effectiveness and economics of our efforts. They may also modify order routing, payment processing, and fulfillment requirements or impose new seller standards that are costly or impracticable for us to meet. Any such changes could materially reduce traffic to our store fronts, negatively impact our conversion, impair our ability to target or retarget customers, or increase returns and chargebacks.

Our participation on these platforms also exposes us to certain operational and reputational risks. We have in the past, and may again in the future, encounter counterfeit, gray market, or unauthorized sellers offering similar or infringing products at lower prices, which could impact, among other things, our pricing and brand equity. In addition, because these platforms often control payment flows and dispute resolution processes, we may experience withheld funds, increased reserves, or unfavorable chargeback determinations that we are unable to contest effectively. In addition, platform-mandated logistics or return policies may increase our shipping, warehousing, and reverse-logistics costs, and fulfillment errors by platform partners may be attributed to us by consumers.

We are also exposed to evolving legal, regulatory, and geopolitical developments that may materially impact social commerce channels. Governmental actions, investigations, or restrictions targeting specific platforms or their parent companies, including potential bans, limitations on app store availability, forced divestitures, or heightened data-privacy and content-moderation requirements, could impair or eliminate our access to certain platforms, reduce user engagement, or necessitate costly changes to our operations and technology. Increased scrutiny of youth marketing, endorsements and influencer advertising, data collection and cross-border data transfers, and artificial intelligence–driven recommendations may also lead to new compliance obligations, enforcement actions, fines, or litigation, including class actions and claims under consumer protection, privacy, advertising, or intellectual property laws. If we or our influencers, affiliates, or vendors fail to comply with applicable platform terms or legal requirements, we could face account suspensions, content removals, monetization limits, or termination.

Furthermore, the economics of social commerce remain uncertain. Platforms may, among other things, raise fees, reduce incentives or subsidies, revise revenue-share arrangements, or introduce paid placement requirements that increase our customer acquisition costs or compress margins. Shifts in platform algorithms and consumer behavior can rapidly change traffic patterns and demand, and our investments in content, creative, and influencer relationships may not yield the anticipated returns. We depend on access to accurate, timely, and sufficiently granular data from these platforms to optimize marketing and inventory and restrictions on data availability, quality, or portability, whether due to platform policy, privacy laws, or technical changes, could also have a negative impact on our ability to measure performance and manage our business.

Any significant disruption, degradation, or change affecting one or more key social commerce platforms, or our inability to adapt to platform dynamics, could materially and adversely affect our revenue growth, brand perception, customer acquisition and retention, operating expenses, and overall results of operations. Given the rapid pace of change in this channel and our growing reliance on it, these risks could be exacerbated over time.

Our financial success depends in part on the strength of our relationships with, and the success of, our wholesale and distributor customers.

Our financial success is related to the willingness of our current and prospective wholesale and distributor customers to carry our products. We do not have long-term contracts with most wholesale customers, and sales to these customers are generally on an order-by-order basis and subject to cancellation and rescheduling. Our contracts with distributors typically have terms of one to five years and can be terminated or renegotiated if minimum requirements or other terms are not met. If we cannot fill orders in a timely manner, the sales of our products and our relationships may suffer. Alternatively, if our wholesalers or distributors experience diminished liquidity or other financial issues, we may experience a reduction in product orders, an increase in order cancellations and/or the need to extend payment terms, which could lead to larger outstanding balances, delays in collections of accounts receivable, increased expenses associated with collection efforts, increases in bad debt expenses, and reduced cash flows if our collection efforts are unsuccessful. We have recorded material allowances for doubtful accounts in the past and could do so again in the future. Future problems with customers may have a material adverse effect on our product sales, financial condition, results of operations, and our ability to grow our product line.

Operating company-operated retail stores incurs substantial fixed costs. If we are unable to generate sales, operate our retail stores profitably, or otherwise fail to meet expectations, we may be unable to reduce such fixed costs and avoid losses or negative cash flows.

Opening and operating company-operated retail stores requires substantial financial commitments, including fixed costs, and are subject to numerous risks including consumer preferences, location, and other factors that we do not control. Declines in revenue and operating performance of our company-operated retail stores could cause us to record impairment charges and have a material adverse effect on our business and financial results. During 2025, we opened 88 and closed 16 retail stores, and we operated 514 retail stores at December 31, 2025.

Many of our company-operated retail stores are located in shopping malls and outlet malls, and our success depends in part on obtaining prominent locations and the overall ability of the malls to successfully generate and maintain customer traffic. We cannot control the success of individual malls or store closures by other retailers, which may lead to mall vacancies and reduced customer foot-traffic. In addition, consumer spending and shopping preferences have shifted, and may continue to further shift, away from brick-and-mortar retail to e-commerce channels, both prior to, and as a result of, the COVID-19 pandemic, which may contribute to declining foot-traffic in company-operated retail locations. Continued reduced customer foot-traffic could reduce sales at our company-operated retail stores, including kiosks and store-in-store locations, or hinder our ability to open retail stores in new markets, which could in turn negatively affect our business and financial results. In addition, some of our company-operated retail stores occupy street locations that are heavily dependent on customer traffic generated by tourism. Any substantial decrease in tourism, resulting from an economic slowdown, political, terrorism, social, or military events, natural disasters, public health issues like a pandemic, or otherwise, is likely to adversely affect sales in our stores.

Our financial results may be adversely affected if substantial investments in businesses and operations fail to produce expected returns.

From time to time, we may invest in business infrastructure, expansion of existing businesses or operations, and acquisitions of new businesses, such as HEYDUDE, which require substantial cash investment and management attention. We believe cost effective investments are essential to business growth and profitability; however, significant investments are subject to risks and uncertainties. The failure of any significant investment to provide the returns or profitability we expect, or implementation issues, or the failure to integrate newly acquired businesses could have a material adverse effect on our financial results and divert management attention from more profitable business operations.

Specifically, over the last several years, we have implemented numerous information systems designed to support various areas of our business, including a fully-integrated global accounting, operations, and finance enterprise resource planning system, and warehouse management, order management, and internet point-of-sale systems, as well as various interfaces between these systems and supporting back-office systems. As our business grows, we may also need to make further investments in business systems and distribution capabilities. Issues in implementing or integrating new business operations, such as HEYDUDE, and new systems with our current operations, failure of these systems to operate effectively, problems with transitioning to upgraded or replacement systems, issues with transitioning to or operating our new distribution centers, cost overruns, or a breach in security of these systems could cause delays in product fulfillment and reduced efficiency of our operations, require significant additional capital investments to remediate, and may have an adverse effect on our business and financial results.

We depend on employees across the globe, the loss of whom would harm our business.

We rely on executives and senior management to drive the financial and operational performance of our business. Turnover of executives and senior management can adversely impact our stock price, our results of operations, and our client relationships and may make recruiting for future management positions more difficult or may require us to offer more generous compensation packages to attract top executives. Changes in other key management positions may temporarily affect our financial performance and results of operations as new management becomes familiar with our business. When we experience management turnover, we must successfully integrate any newly hired management personnel within our organization in a timely manner in order to achieve our operating objectives. The key initiatives directed by these executives may take time to implement and yield positive results, and there can be no guarantee they will be successful. If our new executives do not perform up to expectations, we may experience declines in our financial performance and/or delays or failures in achieving our long-term growth strategy.

Further, our business depends on our ability to source and distribute products in a timely, efficient, and cost-effective manner. Labor disputes impacting our suppliers, manufacturers, transportation carriers, or ports pose significant threats to our business, particularly if such disputes result in work slowdowns, lockouts, strikes or other disruptions during our peak importing, or manufacturing and selling seasons. Any such disruption could result in delayed or canceled orders by customers, unplanned inventory accumulation or shortages, and increased transportation and labor costs, negatively impacting our results of operations and financial position.

Our future growth may be dependent in part on HEYDUDE.

We acquired HEYDUDE in 2022. If we fail to execute our strategy, we may not accelerate the growth and success of HEYDUDE, and the brand may not perform as expected. If we are unsuccessful at, among other things, continuing to stabilize the U.S. marketplace by supporting and refining various marketing activities to drive higher brand awareness, enhancing digital capabilities, managing our wholesale relationships and refreshing the marketplace, investing in the brand's infrastructure as well as sales and business operations, our sales and/or results of operations could be adversely affected, and our business could suffer. In addition, HEYDUDE's product sales may not meet our expectations or those of third parties such as investors, analysts and/or other stakeholders.

Moreover, HEYDUDE depends on a limited number of third-party manufacturers that are concentrated in Vietnam and China to produce its products. Due to the relative concentration of HEYDUDE's third-party manufacturers, disruption at the facilities of such third-party manufacturing partners, including through the effects of facility closures, reductions in operating hours and labor shortages may have a material adverse effect in the future. See the risk factors under "*Risks Related to Our Supply Chain — Supply chain disruptions could interrupt product manufacturing and global logistics and increase product costs*," "*Risks Related to Our Supply Chain — Our operations are dependent on the global supply chain and impacts of supply chain constraints and inflationary pressure could adversely impact our operating results*," and "*Risks Related to Our Supply Chain — We depend solely on third-party manufacturers located outside of the U.S.*"

We are subject to periodic litigation, which could result in unexpected expenditures of time and resources.

From time to time, we initiate litigation or are called upon to defend ourselves against lawsuits relating to our business. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such proceedings. For a detailed discussion of our current material legal proceedings, see Note 17 — Legal Proceedings in the accompanying notes to the consolidated financial statements included in Part II - Item 8. *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K. An unfavorable outcome in any of these proceedings, or any future legal proceedings, could have an adverse impact on our business and financial results. In addition, any significant litigation in the future, regardless of its merits, could divert management's attention from our operations and result in substantial legal fees. We have also had securities class action litigation brought against us from time to time. If our stock price is volatile, we may become involved in this type of litigation again in the future. Any litigation could result in substantial costs and a diversion of management's attention and resources that are needed to successfully run our business.

Global climate change, including extreme weather conditions, natural disasters, public health issues, or other events outside of our control, as well as related regulations, could negatively impact our operating results and financial condition.

The effects of climate change, natural disasters such as earthquakes, hurricanes, tsunamis, or other adverse weather and climate conditions, and public health issues like a pandemic, whether occurring in the U.S. or abroad, may disrupt our operations or the operations of our vendors, other suppliers, or customers. Consequences of these events could include property damage, infrastructure damage leading to the inability of our employees and third parties to work, damage to our supply chain, unavailability of raw materials, increased manufacturing costs and disruptions to the productivity of our third-party manufacturers, disruptions to our distribution centers, disruptions to our retail stores, changes in consumer preferences or spending priorities, and energy shortages, which could result in negative impacts to our operating results and financial condition. Additionally, certain catastrophes are not covered by our general insurance policies, which could result in significant unrecoverable losses. Many governmental and other regulatory bodies worldwide are enacting regulations to mitigate the impacts of climate change. If we, our suppliers, or our third-party manufacturers are required to comply with these laws and regulations, or if we choose to take additional voluntary steps to reduce or mitigate our impact on the climate, we may experience increased costs for energy, production, transportation, and raw materials, increased capital expenditures, or increased insurance premiums and deductibles, each of which could adversely impact our operations. In addition, inconsistent regulations among jurisdictions may also affect our cost to comply with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations, or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate.

We have a public, enterprise-wide commitment to be Net Zero by 2040. Although we intend to meet these commitments, we may be required to expend significant resources to do so, which could increase our operational costs. Further, there can be no assurance of the extent to which our commitment will be achieved, or that any future investments we make in furtherance of achieving such target and goal will meet investor expectations or legal standards, if any, regarding sustainability performance. As our business context continues to change, we will continue to evaluate pathways and feasibility of our carbon reduction journey. Moreover, we may determine that it is in the best interest of our Company and our stockholders to prioritize other business, social, governance or sustainable investments over the achievement of our current commitments based on economic, technological developments, regulatory and social factors, business strategy or pressure from investors, activist groups or other stakeholders. If we are unable to meet these commitments, then we could incur adverse publicity and reaction from investors, activist groups or other stakeholders, which could adversely impact the perception of us and our products and services by current and potential customers, as well as investors, which could in turn adversely impact our results of operations.

There could be a material disruption to our business as a result of the actions of activist stockholders or others.

We may be subject to various legal and business challenges due to actions or proposals instituted by activist stockholders or others. Responding to such efforts can be costly and time-consuming, disrupt our business, and divert the attention of our Board, management, and employees from the pursuit of our business strategies. Activist stockholders or others may also cause perceived uncertainties as to the future direction of our company or strategy which may be exploited by our competitors and may make it more difficult to attract and retain qualified personnel and potential consumers, and may affect our relationships with consumers, manufacturers, suppliers, investors, and other third parties. In addition, a proxy contest for the election of directors at our annual meeting could require us to incur significant legal and advisory fees and proxy solicitation expenses and require significant time and attention by management and our Board. The perceived uncertainties as to our future direction also could affect the market price and volatility of our securities.

Our restated certificate of incorporation, amended and restated bylaws, and Delaware law contain provisions that could discourage a third-party from acquiring us and consequently decrease the market value of an investment in our stock.

Our restated certificate of incorporation, amended and restated bylaws, and Delaware corporate law each contain provisions that could delay, defer, or prevent a change in control of us or changes in our management. These provisions could discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions, which may prevent a change of control or changes in our management that a stockholder might consider favorable. In addition, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of us. Any delay or prevention of a change of control or change in management that stockholders might otherwise consider to be favorable could cause the market price of our common stock to decline.

Increasing scrutiny from investors, regulators, and other key stakeholders with respect to our environmental, social, and governance practices may impose additional costs on us or expose us to new or additional risks.

Investor advocacy groups, certain institutional investors, investment funds, proxy advisory firms, stockholders, customers, non-governmental organizations, consumers and regulators, such as the SEC, are increasingly focused on corporate responsibility, specifically on the CRS practices of companies. These parties have placed increased importance on the implications of the social cost of their investments. From time to time, we communicate certain CRS initiatives and goals to market participants and our customers and business partners. Any corporate responsibility disclosure we make may include our policies, practices, initiatives, and goals on a variety of social and ethical matters, corporate governance, environmental compliance, sustainability, employee health and safety practices, human capital management, product quality, supply chain management, and workforce inclusion and diversity. Although we have undertaken significant efforts to improve and implement our CRS initiatives, it is possible that the aforementioned parties may not be satisfied with such disclosures, our CRS practices, or the speed with which we adopt and/or implement our plans. The establishment of CRS criteria, as well as the collection of relevant CRS data, can be costly, challenging, and time consuming and is subject to evolving CRS reporting standards and regulations.

Furthermore, some stakeholders may disagree with our goals. There is also a risk that stakeholders may change their views on these topics over time. These parties and regulators may also hold divergent opinions on these issues as well as conflicting expectations regarding our culture, values, goals and business, which may affect how we are regulated or perceived. We are increasingly subject to scrutiny from institutional investors, advocacy organizations, and other stakeholders regarding our CRS policies, disclosures, and performance. Some stakeholders advocate for greater transparency and more aggressive CRS-related commitments in areas such as human capital, labor practices, supply chain oversight, and diversity. Others, including advocacy organizations and litigation-focused groups, have criticized these types of initiatives and have challenged companies, through lawsuits, regulatory investigations, and public campaigns, for implementing these types of strategies that they deem inconsistent with fiduciary duties or legal obligations. Moreover, we may determine that it is in the best interest of our Company and our stockholders to prioritize other business investments over the achievement of our current goals based on economic, technological developments, regulatory and social factors, business strategy or pressure from investors, activists, or other stakeholders.

If our CRS practices do not meet investor or other stakeholder expectations and standards, which continue to evolve, or if we are perceived or deemed to have not appropriately responded to the growing concern for CRS issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage from stakeholders and consumers and our business and financial condition could be materially and adversely affected. We may also incur additional costs or require additional resources to monitor such stakeholder expectations and standards and to meet our targets and commitments. Further, we could fail, or be perceived to fail, to achieve our CRS initiatives or goals, or we could fail to fully and accurately report our progress on such initiatives and goals, which could negatively impact our business.

Indebtedness Risks

The Revolving Credit Agreement, the Term Loan B Credit Agreement, and the Indentures (each as defined below) each impose significant operating and financial restrictions on us and certain of our subsidiaries, which may prevent us from capitalizing on business opportunities. A breach of any of those restrictive covenants may cause us to be in default under the Revolving Credit Agreement, the Term Loan B Credit Agreement and/or the Indentures, and our lenders could foreclose on our assets.

Our Revolving Credit Agreement requires us to maintain certain financial covenants. A decline in our operating performance could negatively impact our ability to meet these financial covenants. If we breach any of these restrictive covenants, the lenders could either refuse to lend funds to us or accelerate the repayment of any outstanding borrowings under the Revolving Credit Agreement. We may not have sufficient funds to repay such indebtedness upon a default or be unable to receive a waiver of the default from the lenders. If we are unable to repay the indebtedness, the lenders could initiate a bankruptcy proceeding or collection proceedings with respect to our assets, all of which secure our indebtedness under the Revolving Credit Agreement. The foregoing risks also apply to our agreement (as amended to date, the "Term Loan B Credit Agreement") with respect to our senior secured term loan B facility (as amended to date, the "Term Loan B Facility").

The Revolving Credit Agreement, the Term Loan B Credit Agreement, and the Indentures also contain certain restrictive covenants that limit, and in some circumstances prohibit, our ability to, among other things: incur additional debt or issue preferred stock; sell, lease or transfer our assets; pay dividends on, and make other distributions on, or redeem or repurchase, our common stock; make certain capital expenditures and investments; guarantee debt or obligations; create certain liens; repurchase our common stock; enter into transactions with our affiliates; and enter into certain merger, consolidation, or other reorganizations transactions. These restrictions could limit our ability to obtain future financing, incur or guarantee additional debt, incur certain liens, enter into transactions with affiliates, transfer or sell certain assets, make acquisitions or needed capital expenditures, withstand the current or future downturns in our business, or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise, any of which could place us at a competitive disadvantage relative to our competitors.

The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants. In addition, our ability to comply with these negative covenants can be affected by events beyond our control. Our failure to comply with the restrictive covenants described above as well as other terms of our indebtedness could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.

Our substantial indebtedness could adversely affect our business, financial condition, and results of operations, as well as the ability to meet payment obligations under our Revolving Credit Agreement, the Term Loan B Credit Agreement, and the Notes (as defined below).

Our indebtedness has, among other things, reduced our liquidity and has caused, and could continue to cause, us to place more reliance on cash generated from operations to pay principal and interest on our debt, thereby reducing the availability of our cash flow for working capital and capital expenditure needs or to pursue other potential strategic plans. As of December 31, 2025, we had $1,230.9 million in total indebtedness outstanding (net of $31.1 million of unamortized issuance costs related to the Term Loan B Facility and issuance of the Notes).

Subject to the limits contained in the Revolving Credit Agreement, the Indentures, the Term Loan B Credit Agreement and the applicable agreements governing our other existing indebtedness, we may be able to incur substantial additional debt from time to time. If we do so, the risks related to our level of debt could increase. Specifically, our level of debt could have important consequences, including the following:

- making it more difficult for us to meet our obligations with respect to our debt;

- limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate purposes;

- requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions or other general corporate purposes;

- increasing our vulnerability to general adverse economic and industry conditions;

- exposing us to the risk of increased interest rates as certain of our borrowings are at variable rates of interest;

- placing us at a disadvantage compared to other, less leveraged competitors;

- increasing our cost of borrowing; and

- limiting our flexibility in planning for changes in our business and reacting to changes in the industry in which we compete.

Furthermore, if we are unable to meet our debt service obligations or should we fail to comply with our financial and other negative covenants contained in the agreements governing our indebtedness, we may be required to refinance all or part of our debt, sell important strategic assets at unfavorable prices, incur additional indebtedness or issue common stock or other equity securities. We may not be able to, at any given time, refinance our debt, sell assets, incur additional indebtedness or issue equity securities on terms acceptable to us, in amounts sufficient to meet our needs. If we are able to raise additional funds through the issuance of equity securities, such issuance would also result in dilution to our stockholders. Our inability to service our obligations or refinance our debt could have a material and adverse effect on our business, financial condition or operating results. In addition, our debt obligations may limit our ability to make required investments in capacity, technology, or other areas of our business, which could have a material adverse effect on our business, financial condition, or operating results.

Any of these factors could have an adverse effect on our business, financial condition, and results of operations and our ability to meet our debt payment obligations.

Despite our current level of indebtedness, we may be able to incur substantially more debt, which could increase the risks to our financial condition described above.

We may be able to incur substantial additional indebtedness in the future. Although certain of the agreements governing our existing indebtedness contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions, including compliance with various financial conditions. Additional indebtedness incurred in compliance with our existing debt instruments could be substantial. To the extent new debt is added to our current debt levels, the substantial leverage risks described in the immediately preceding risk factor would increase.

As of December 31, 2025, we had $1,230.9 million in total indebtedness outstanding (net of $31.1 million of unamortized issuance costs related to the Term Loan B Facility and issuance of the Notes), including $500.0 million outstanding on the Term Loan B Facility. We had borrowings outstanding of $62.0 million under the Revolving Facility, with total borrowing capacity of approximately $937.4 million thereunder (including $0.6 million of letters of credit outstanding as of such date).


Financial and Accounting Risks


We may be required to record impairments of long-lived assets or incur other charges relating to our company-operated retail operations.

Impairment testing of our retail stores' long-lived assets requires us to make estimates about our future performance and cash flows that are inherently uncertain. These estimates can be affected by numerous factors, including changes in economic conditions, our results of operations, and competitive conditions in the industry. Due to the fixed-cost structure associated with our retail operations, negative cash flows, or the closure of a store could result in impairment of leasehold improvements, impairment of right-of-use assets, impairment of other long-lived assets, write-downs of inventory, severance costs, significant lease termination costs or the loss of working capital, which could adversely impact our business and financial results. Impairment charges may increase as we continue to evaluate our retail operations. The recording of additional impairments in the future may have a material adverse impact on our business and financial results.

We may incur impairments of the carrying value of our goodwill and other intangible assets, which could have a material adverse effect on our business and financial results.

In connection with the HEYDUDE acquisition, we allocated approximately $710.0 million and $1,780.0 million to goodwill and definite- and indefinite-lived intangible assets, respectively. We evaluate the carrying value of our indefinite-lived intangible assets and goodwill at least annually or when an interim triggering event has occurred indicating potential impairment. During the second quarter of the fiscal year ended 2025, there was a triggering event for the trademark and the reporting unit goodwill, which resulted in non-cash impairment charges of $430.0 million for the trademark and $307.0 million for the reporting unit goodwill. The triggering event was due to downward revisions during the second quarter of the fiscal year ended 2025 to our internal HEYDUDE Brand forecast as a result of the extended time we believed it would take us to stabilize the HEYDUDE Brand and return it to growth. This was partly due to the current and projected impact of a weak U.S. consumer and the disproportionate impact of tariffs on HEYDUDE Brand products, which became evident in the second quarter of the fiscal year ended 2025. Our impairment evaluations represent a critical accounting policy as they require significant judgments and assumptions that we believe to be reasonable but that are inherently uncertain and unpredictable. Changes in the assumptions used to estimate the fair value of our goodwill and indefinite-lived intangible assets could result in impairment charges in future periods as the key assumptions are inherently uncertain, require significant judgment and are subject to change based on, among others, industry and geopolitical conditions, our ability to navigate changing macroeconomic conditions and trends as well as the timing and success of strategic initiatives. In addition, certain factors, such as failure to achieve forecasted revenue growth rates, earnings before interest, taxes, depreciation, and amortization, or increases in the discount rates, have the potential to create variances in the estimated fair values of our goodwill and indefinite-lived intangible assets that could result in additional impairment charges in future periods. See Part II - Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Note 4 — Goodwill and Intangible Assets, Net in the accompanying notes to the consolidated financial statements included in Part II - Item 8. *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K for more information.

Our quarterly revenues and operating results are subject to fluctuation as a result of a variety of factors, which could increase the volatility of the price of our common stock.

Quarterly results may also fluctuate as a result of several factors, including new style introductions, general economic conditions, or changes in consumer preferences. Results for any one quarter or year are not necessarily indicative of results to be expected for any other quarter or for any other year. This could lead to results outside of analyst and investor expectations, which could increase volatility of our stock price.

The risks of maintaining significant cash abroad could adversely affect our cash flows in the U.S., our business, and financial results.

We have substantial cash requirements in the U.S., but a significant portion of our cash is generated and held abroad. We generally consider unremitted earnings of subsidiaries operating outside the U.S. to be indefinitely reinvested, and it is not our current intent to change this position. Cash held outside of the U.S. is primarily used for the ongoing operations of the business in the locations in which the cash is held. Most of the cash held outside of the U.S. could be repatriated to the U.S., and under the U.S. Tax Cuts and Jobs Act, could be repatriated without incurring additional U.S. federal income taxes, although some states will continue to subject cash repatriations to income tax. In some countries, repatriation of certain foreign balances is restricted by local laws and could have adverse tax consequences if we were to move the cash to another country. These limitations may affect our ability to fully utilize our cash resources for needs in the U.S. or other countries and may adversely affect our liquidity.

Changes in tax laws and unanticipated tax liabilities and adverse outcomes from tax audits or tax litigation could adversely affect our effective income tax rate and profitability.

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Our effective income tax rate in the future could be adversely affected by a number of factors, including changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, and the outcome of income tax audits or tax litigation in various jurisdictions around the world. We are regularly subject to, and are currently undergoing, audits by tax authorities in the U.S. and foreign jurisdictions for prior tax years. Please refer to Note 13 — Income Taxes and Note 15 — Commitments and Contingencies in the accompanying notes to the consolidated financial statements included in Part II - Item 8. *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K for additional details regarding current tax audits. The final outcome of tax audits and related litigation is inherently uncertain and could be materially different than that reflected in our historical income tax provisions and accruals. Moreover, we could be subject to assessments of substantial additional taxes and/or fines or penalties relating to ongoing or future audits, which could have an adverse effect on our financial position and results of operations.

Future changes in domestic or international tax laws and regulations could also adversely affect our effective tax rate or result in higher income tax liabilities. In August 2022, the U.S. government enacted the Inflation Reduction Act of 2022, which included among other provisions, a 15% minimum tax on "adjusted financial statement income" and became effective for us beginning January 1, 2023. In July 2025, the One Big Beautiful Bill Act (the "OBBBA") was enacted into law in the U.S. The OBBBA includes various provisions which permanently extend certain expiring provisions from the Tax Cuts and Jobs Act of 2017, many of which have different effective dates. Changes in the OBBBA include the accelerated tax recovery for certain capital investments and research and development expenditures, and changes to the business interest expense limitation. Recently, intergovernmental organizations such as the Organization for Economic Co-operation and Development ("OECD") and European Union ("EU") have proposed changes to the existing tax laws of member countries. For example, the OECD has introduced model rules for a new 15% global minimum tax framework, as well as a proposal on the allocation of profit among tax jurisdictions in which companies operate. In December 2022, the EU member states agreed to incorporate the 15% global minimum tax into their respective domestic laws effective for fiscal years beginning on or after December 31, 2023. Additionally, several non-EU countries, including the United Kingdom, have recently proposed and/or adopted legislation consistent with the OECD global minimum tax framework. These tax laws and regulations could adversely impact our financial position and results of operations beyond 2026. Continued economic and political pressures to increase tax revenues in jurisdictions in which we operate, or the adoption of new or reformed tax legislation or regulation, may make resolving tax disputes more difficult, and prior decisions by tax authorities regarding treatments and positions of corporate income taxes could be subject to enforcement activities, as well as legislative investigation and inquiry, which could also result in changes in tax policies or prior tax rulings. The final resolution of such tax audits and any related litigation can differ from our historical provisions and accruals, resulting in an adverse effect on our financial performance. These and any other additional changes could adversely affect our effective tax rate or result in higher cash tax liabilities.

We may fail to meet analyst and investor expectations, which could cause the price of our stock to decline.

Our common stock is traded publicly, and various securities analysts follow our financial results and frequently issue reports on us which include information about our historical financial results as well as their estimates of our future performance. These estimates are based on their own opinions and are often different from management's estimates or expectations of our business. If our operating results are below the estimates or expectations of public market analysts and expectations of our investors, our stock price could decline.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 1C. Cybersecurity

We maintain a Cybersecurity Incident Response Plan that is an important component of our Cybersecurity Risk Management Program, which then integrates into our Enterprise Risk Management ("ERM") Program. Our Cybersecurity Incident Response Plan is designed to facilitate a timely, consistent, and compliant response to actual or attempted cybersecurity incidents impacting the Company. The Cybersecurity Incident Response Plan is built on a framework that is aligned with publication 800-61 of the National Institute of Standards and Technology and is tailored to our people, processes, and technology. Cybersecurity Incident Response Plan phases include (1) preparation, (2) detection and analysis, which includes processes to assess the materiality of cybersecurity incidents and make timely reports, (3) containment, eradication, and recovery, and (4) post-incident activity. The Cybersecurity Incident Response Plan also defines the objectives, roles and responsibilities, and scope of our incident response program.

We maintain a formal information security training program for all employees that includes training on matters such as security awareness, phishing, artificial intelligence usage guidelines, and email security best practices. Employees are also required to complete compulsory training on compliance and data privacy.

We engage with third-party assessors, consultants, and auditors to test our cybersecurity maturity and to drive continuous monitoring and improvements. The engagement includes having independent third parties perform compliance, technical, and maturity assessments, such as (1) attack surface assessment, (2) penetration testing assessment, (3) cybersecurity maturity assessments, and (4) cybersecurity risk assessments. Assessment results in remediation planning that contributes to our information security programs, whose progress and status are reported to the Audit Committee of the Board.

We rely on our information technology ("IT") systems and networks in connection with our business activities. Some of these networks and systems are managed by third-party service providers and are not under our direct control. We have implemented processes to manage the cybersecurity risks associated with our use of third-party service providers through our vendor risk management program, which includes vendor risk assessments and technology reviews based on our cybersecurity reference architecture. Our cybersecurity reference architecture is based on our Information Security Policy and covers best practices, including usage of artificial intelligence.

Despite the security measures we have implemented, certain cyber incidents could materially disrupt operational systems. Disruptions may include intentional attacks that results in loss of trade secrets or other proprietary or competitively sensitive information; compromise personally identifiable information regarding customers or employees; delay our ability to deliver products to customers; jeopardize the security of our facilities; or cause other damage. Although the risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition, such incidents could have a material adverse effect in the future as cyberattacks continue to increase in frequency and sophistication. We continuously seek to maintain a robust program of information security and controls, but the impact of a material cybersecurity incident could have an adverse effect on our competitive position, reputation, results of operations, financial condition, and cash flows. Additionally, while we have a cybersecurity program designed to protect and preserve the confidentiality, integrity, and availability of our information systems, we also maintain cybersecurity insurance to manage potential liabilities resulting from specific cyber-attacks. Although we maintain cybersecurity insurance, there can be no guarantee that our insurer(s) will cover specific claims, pay the full costs of an incident, or provide payment in a timely manner.

For more information, please see "Item 1A – Risk Factors – Risks Specific to Our Company and Strategy-Our business relies significantly on the use of information technology. A significant disruption to our operational technology or those of our business partners, a privacy law violation, or a data security breach could harm our reputation and/or our ability to effectively operate our business, and our financial results."

The Audit Committee of the Board is responsible for monitoring and overseeing risk management from cybersecurity threats. In accordance with the Audit Committee's charter, the Audit Committee is responsible for oversight of our ERM program, which includes cyber risk management. It is the Audit Committee's responsibility to review and discuss with management the adequacy and effectiveness of our cybersecurity policies and the internal controls regarding cybersecurity and privacy related areas. To satisfy this responsibility, the Audit Committee receives periodic updates from management regarding our cybersecurity program. The updates may include information on, among other things, actual events or incidents, results of vulnerability assessments and penetration testing, results of security incident and event management monitoring, updates to the cybersecurity strategy and program, new or modified security policy recommendations, and cybersecurity risk in general. On at least an annual basis, management presents to the Audit Committee on cybersecurity strategy and framework, roadmaps for continued program maturity, key risk areas and related actions, and any significant incidents that have occurred or are reasonably likely to occur. The entire Board is invited to attend this annual cybersecurity meeting of the Audit Committee.

Our Executive Leadership Team is responsible for managing enterprise risk, which is inclusive of cybersecurity. The Chief Information Officer ("CIO"), a member of the Executive Leadership Team, and the Chief Information Security Officer ("CISO"), who reports to the CIO, are responsible for assessing and managing cybersecurity risk, including the prevention, detection, mitigation, and remediation of cybersecurity incidents. The CIO has over 30 years of experience in Information Technology and Operations including executive-level experience within the consumer goods industry. The CISO possesses relevant expertise in cybersecurity, including 25 years in both IT and cybersecurity.

The cybersecurity team reports to the CISO and has responsibility to prevent, mitigate, detect, and remediate cybersecurity incidents through various processes. These processes include regular vulnerability assessments and penetration testing, security incident and event management, continuous monitoring, and threat intelligence gathering. Additionally, we employ several third parties with expertise in specific cybersecurity risk areas. These third parties report to the CISO, who actively engages with these third parties to monitor their activities and compliance with service level agreements. Through these activities and monitoring, both internally and externally, any events or incidents identified will be escalated to the Board in accordance with our formal Cybersecurity Incident Response Plan.

ITEM 2. Properties

Our principal executive and administrative offices are located at 500 Eldorado Blvd., Building 5, Broomfield, CO 80021. We lease all of our domestic and international facilities. We currently enter into short-term and long-term leases for office, warehouse, and retail, including kiosk and store-in-store, space. The terms of our leases include fixed monthly rents and/or contingent rents based on percentage of revenues for certain of our retail locations and expire at various dates through the year 2037. The general location, use, and approximate size of our principal properties, as well as the reportable operating segment that utilizes each property, are given below.

Location	Reportable Operating Segment(s)	Use	Approximate Square Feet
Dayton, Ohio	Crocs Brand	Distribution center	1,322,000
Las Vegas, Nevada	HEYDUDE Brand	Distribution center	1,044,000
Dordrecht, the Netherlands	Crocs Brand, HEYDUDE Brand	Distribution center	517,000
Broomfield, Colorado	Crocs Brand, HEYDUDE Brand	Regional office and Crocs Brand headquarters	190,000
Westwood, Massachusetts	Crocs Brand, HEYDUDE Brand	Regional office and HEYDUDE Brand headquarters	70,000
Hoofddorp, the Netherlands	Crocs Brand, HEYDUDE Brand	Regional office	47,000
Singapore	Crocs Brand	Regional office	28,000

We believe these properties, particularly our distribution centers and warehouses, along with various third-party distribution centers not included above, are adequate for our operations. Aside from the principal properties listed above, we lease various other offices and distribution centers worldwide to meet our sales and operational needs. We also lease 514 retail locations worldwide as of December 31, 2025. See Item 1. *Business* of this Annual Report on Form 10-K for further discussion regarding global company-operated stores.

ITEM 3. Legal Proceedings

A discussion of legal matters is found in Note 17 — Legal Proceedings in the accompanying notes to the consolidated financial statements included in Part II - Item 8. *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K.

ITEM 4. Mine Safety Disclosures

Not applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed on the Nasdaq Global Select Market under the stock symbol "CROX."

Performance Graph

The following performance graph illustrates a five-year comparison from December 31, 2020, through December 31, 2025, of cumulative total return of our common stock, the Nasdaq Composite Total Return Index, and the Dow Jones U.S. Footwear Total Return Index. The graph assumes an investment of $100.00 on December 31, 2020, and assumes the reinvestment of all dividends and other distributions.



Comparison of Cumulative Total Return on Investment

The Dow Jones U.S. Footwear Total Return Index is a sector index and includes companies in the major line of business in which we compete. This index does not encompass all of our competitors or all of our product categories and lines of business. The Nasdaq Composite Total Return Index is a market capitalization-weighted index that includes reinvestment of all cash distributions of index members and consists of more than 3,000 common equities, including Crocs, Inc. The stock performance shown on the performance graph above is not necessarily indicative of future performance. We do not make or endorse any predictions as to future stock performance.

Holders

The approximate number of stockholders of record of our common stock was 36 as of February 5, 2026.

Dividends

We have never declared or paid cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our financing arrangements include restrictions on cash dividends paid on our common stock. Any future determination to declare cash dividends on our common stock will be made at the discretion of our Board, subject to, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, and compliance with covenants under any then-existing financing agreements.

Purchases of Equity Securities by the Issuer

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Maximum Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs [1]
October 1–31, 2025	597,551	$ 82.57	597,551	$ 877,608,665
November 1–30, 2025	690,067	78.42	690,067	823,509,364
December 1–31, 2025	866,667	88.52	866,667	746,810,160
Three months ended December 31, 2025	2,154,285	83.63	2,154,285	746,810,160

[1] On February 10, 2025, the Board approved a $1.0 billion increase to our then-existing common stock repurchase authorization program. As of December 31, 2025, approximately $746.8 million remained available for repurchase under our share repurchase authorization. The number, price, structure, and timing of the repurchases, if any, will be at our sole discretion and future repurchases will be evaluated by us depending on market conditions, liquidity needs, restrictions under the agreements governing our indebtedness, and other factors. Share repurchases may be made in the open market or in privately negotiated transactions. The repurchase authorization does not have an expiration date and does not oblige us to acquire any particular amount of our common stock. The Board may suspend, modify, or terminate the repurchase program at any time without prior notice.

ITEM 6. [Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

Crocs, Inc. and its consolidated subsidiaries (collectively, the "Company," "we," "us," or "our") are engaged in the design, development, worldwide marketing, distribution, and sale of casual lifestyle footwear and accessories for all. We strive to be the world leader in innovative casual footwear for all, combining comfort and style with a value that consumers want. The vast majority of shoes within the Crocs Brand's collection contain Croslite™ material, a proprietary, molded footwear technology, delivering extraordinary comfort with each step. The HEYDUDE Brand provides an innovative loafer concept that is differentiated through easy on and off, quality, and comfort. The broad appeal of our footwear has allowed us to market our products through a wide range of distribution channels. We currently sell our products in more than 85 countries, through two distribution channels: wholesale and direct-to-consumer. Our wholesale channel includes domestic and international multi-brand retailers, mono-branded partner stores, e-tailers, and distributors; our direct-to-consumer channel includes company-operated retail stores, company-operated e-commerce sites, and third-party marketplaces.

Known or Anticipated Trends

Based on our recent operating results and our assessment of the current operating environment, we anticipate certain trends will continue to impact our future operating results:

- We continue to operate in an environment where consumers are feeling the effects of elevated interest rates, inflation, and future expected price increases, among other things, and as a result, there is more pressure on discretionary spending. Given this, our wholesale partners are also acting cautiously. In addition, geopolitical tensions have increased across the globe. The United States ("U.S.") has imposed tariffs on foreign imports from multiple countries, including, most relevant to us, an incremental tariff of 20%, 20%, 19%, 18%, and 19% on all imports from Vietnam, China, Indonesia, India, and Cambodia, respectively. We are continuing to monitor developments with respect to these policy changes and proposals. We are continuing to mitigate the potential impacts of tariffs and the resulting effect on the consumer, including diversifying our sourcing mix, refining our cost structure, and implementing select price increases. Refer to the risk factor under *"Risks Related to International Operations — Government actions and regulations, such as export restrictions, tariffs, and other trade protection measures could adversely affect our business"* included in Item 1A. *Risk Factors* of this Annual Report on Form 10-K for additional information.

- We have taken cost saving actions across the business that are designed to simplify the organization and reduce our cost base. These cost reduction initiatives include approximately $50 million of gross cost savings achieved for the year ended December 31, 2025, and approximately $100 million of gross cost savings identified for 2026. In connection with these initiatives, we incurred charges of just over $14 million during the year ended December 31, 2025, primarily related to operational workforce reductions. The estimates of the duration of these initiatives, the charges and expenditures that we expect to incur in connection therewith, and the timing thereof, are subject to a number of assumptions and actual amounts may differ materially from estimates. In addition, we may incur other charges or cash expenditures not currently contemplated due to unanticipated events that may occur, including in connection with the implementation of these initiatives.

- We are prioritizing returning to growth in North America for both brands, while making progress on our long-term strategic initiatives. Specifically for the Crocs Brand, we believe this will be driven by product innovation, diversification within key product categories, growth within our sandals business, and ultimately prioritizing stricter segmentation and pricing discipline across the marketplace. For the HEYDUDE Brand, we are focused on refining our marketing toward our target consumers, focusing on our core product offering, and refreshing the marketplace. For both brands, scaling digital capabilities continues to be a priority.

- Our liquidity position remains strong with approximately $130.4 million in cash and cash equivalents and $952 million in available borrowing capacity as of December 31, 2025. Our total borrowings were $1.2 billion as of December 31, 2025. We repurchased $577.2 million of our common stock during the year.

Use of Non-GAAP Financial Measures

In addition to financial measures presented on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"), we present certain information related to our results of operations through "constant currency," which is a non-GAAP financial measure and should be viewed as a supplement to our results of operations and presentation of reportable segments under U.S. GAAP. Constant currency represents current period results that have been retranslated using prior year average foreign exchange rates for the comparative period to enhance the visibility of the underlying business trends excluding the impact of foreign currency exchange rates on reported amounts.

Management uses constant currency to assist in comparing business trends from period to period on a consistent basis in communications with the Board, stockholders, analysts, and investors concerning our financial performance. We believe constant currency is useful to investors and other users of our consolidated financial statements as an additional tool to evaluate operating performance and trends. Investors should not consider constant currency in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP.

Key Performance Indicators

Management utilizes the key performance metrics of gross margin, operating margin, footwear unit sales, and average footwear selling price to gauge the Company's operational efficiency and market competitiveness, identify trends, formulate financial projections, and make strategic decisions. Management continuously monitors and analyzes these metrics in an effort to ensure we remain agile, competitive, and aligned with our long-term growth objectives. The titles and/or definitions of certain of these metrics may vary from company to company. As a result, our calculation of certain of these metrics may not be comparable to similarly titled metrics used by other companies.

Gross Margin

Gross margin is defined as gross profit divided by revenues. Management uses this metric and believes it is useful for investors because it provides insights into profitability, cost management, and pricing strategy.

Operating Margin

Operating margin is defined as income from operations divided by revenues. Management uses this metric and believes it is useful for investors because it provides a comprehensive view of profitability from its core business operations, excluding the effects of financing and tax considerations.

Footwear Unit Sales

Footwear unit sales is defined as wholesale and DTC footwear only sales. Management uses this metric and believes it is useful for investors because it provides a direct measure of our sales volume and can offer valuable insights into its market performance and growth potential.

Average Footwear Selling Price

Average footwear selling price is defined as footwear and footwear accessories revenues divided by footwear units. Management uses this metric and believes it is useful for investors because it provides insights into our pricing strategy, market positioning, and revenue generation capabilities.

2025 Financial and Operational Highlights

Revenues were $4,040.6 million for the year ended December 31, 2025, a 1.5% decrease compared to the year ended December 31, 2024. The decrease was due to the net effects of: (i) lower unit sales volume in the HEYDUDE Brand, which decreased revenues by $87.4 million, or 2.1%; (ii) higher average selling price on a constant currency basis ("ASP") driven by the HEYDUDE Brand, which increased revenues by $16.5 million, or 0.4%; and (iii) net favorable changes in exchange rates, which increased revenues by $9.4 million, or 0.2%.

The following were significant developments affecting our businesses during the year ended December 31, 2025:

- We grew Crocs Brand revenues 1.5% compared to the same period in 2024. HEYDUDE Brand revenues decreased 13.3%.

- Gross margin was 58.3% compared to 58.8% in 2024, a decrease of 50 basis points, primarily due to unfavorable duties for both brands as a result of the aforementioned incremental tariffs.

- Selling, general & administrative expenses ("SG&A") were $1,469.4 million compared to $1,364.3 million 2024, primarily as a result of increased investment in talent and higher costs in the DTC channel. As a percent of revenues, SG&A increased to 36.4% of revenues compared to 33.3% in 2024.

- Asset impairments were $738.1 million, primarily driven by the partial impairment of the HEYDUDE indefinite-lived trademark and HEYDUDE Brand reporting unit goodwill. Refer to Note 4 — Goodwill and Intangible Assets, Net in the accompanying notes to the consolidated financial statements included in Part II - Item 8. *Financial Statements* of this Annual Report on Form 10-K.

- Income from operations was $149.5 million for the year ended December 31, 2025, compared to income from operations of $1,021.9 million for the year ended December 31, 2024. Net loss was $81.2 million, or $1.50 per diluted share, compared to net income of $950.1 million, or $15.88 per diluted share, in 2024.

Results of Operations

Comparison of the Years Ended December 31, 2025, and 2024

A discussion of our comparison between 2025 and 2024 is presented below. A discussion of the changes in our results of operations between the years ended December 31, 2024, and December 31, 2023, has been omitted from this Annual Report on Form 10-K but may be found in Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025, which is available free of charge on the SEC's website at www.sec.gov and our corporate website (www.crocs.com).

	Year Ended December 31,		$ Change Favorable (Unfavorable)	% Change Favorable (Unfavorable)
	2025	2024	2025-2024	2025-2024
	(in thousands, except per share data, margin, and average selling price data)			
Revenues	$ 4,040,647	$ 4,102,108	$ (61,461)	(1.5)%
Cost of sales	1,683,592	1,691,850	8,258	0.5 %
Gross profit	2,357,055	2,410,258	(53,203)	(2.2)%
Selling, general and administrative expenses	1,469,425	1,364,265	(105,160)	(7.7)%
Goodwill impairment	307,000	—	(307,000)	(100.0)%
Asset impairments	431,115	24,082	(407,033)	(1,690.2)%
Income from operations	149,515	1,021,911	(872,396)	(85.4)%
Foreign currency gains (losses), net	9,843	(6,777)	16,620	245.2 %
Interest income	1,844	3,484	(1,640)	(47.1)%
Interest expense	(88,287)	(109,264)	20,977	19.2 %
Other income, net	63	1,231	(1,168)	(94.9)%
Income before income taxes	72,978	910,585	(837,607)	(92.0)%
Income tax expense (benefit)	154,176	(39,486)	(193,662)	(490.5)%
Net income (loss)	$ (81,198)	$ 950,071	$ (1,031,269)	(108.5)%
Net income (loss) per common share:				
Basic	$ (1.50)	$ 16.00	$ (17.50)	(109.4)%
Diluted	$ (1.50)	$ 15.88	$ (17.38)	(109.4)%
Gross margin [1]	58.3 %	58.8 %	(50)bp	(0.9)%
Operating margin [1]	3.7 %	24.9 %	(2,120)bp	(85.1)%
Footwear unit sales:				
Crocs Brand	128,938	127,000	1,938	1.5 %
HEYDUDE Brand	22,457	26,950	(4,493)	(16.7)%
Average footwear selling price - nominal basis [2]:				
Crocs Brand	$ 25.40	$ 25.52	$ (0.12)	(0.5)%
HEYDUDE Brand	$ 31.67	$ 30.54	$ 1.13	3.7 %

[1] Changes for gross margin and operating margin are shown in basis points ("bp").
[2] Average footwear selling price is calculated as footwear and footwear accessories revenues divided by footwear units.

Revenues by Channel

	Year Ended December 31,		% Change Favorable (Unfavorable)	Constant Currency % Change [1] Favorable (Unfavorable)
	2025	2024	2025-2024	2025-2024
	(in thousands)			
Crocs Brand:				
Wholesale	$ 1,599,374	$ 1,607,546	(0.5)%	(0.5)%
Direct-to-consumer	1,726,433	1,670,421	3.4 %	2.9 %
Total Crocs Brand	3,325,807	3,277,967	1.5 %	1.3 %
HEYDUDE Brand:				
Wholesale	336,325	456,472	(26.3)%	(26.5)%
Direct-to-consumer	378,515	367,669	2.9 %	2.8 %
Total HEYDUDE Brand	714,840	824,141	(13.3)%	(13.5)%
Total consolidated revenues	$ 4,040,647	$ 4,102,108	(1.5)%	(1.7)%

[1] Reflects year over year change as if the current period results were in constant currency, which is a non-GAAP financial measure. See "Use of Non-GAAP Financial Measures" for more information.

Revenues. In the year ended December 31, 2025, revenues decreased $61.5 million, or 1.5%, compared to 2024. The decrease in revenue was driven by lower volume of $87.4 million, or 2.1%, primarily due to lower volume in the HEYDUDE Brand, partially offset by higher volume in the Crocs Brand. Higher average selling price on a constant currency basis ("ASP") for the HEYDUDE Brand increased revenues by $26.7 million, or 0.7%, driven mostly by favorable channel mix, partially offset by unfavorable product mix. This increase was partially offset by lower ASP for the Crocs Brand, which decreased revenues by $10.2 million, or 0.2%, driven mostly by increased discounting, partially offset by favorable channel mix. Net favorable foreign currency fluctuations also increased revenues by $9.4 million, or 0.2%, primarily due to favorable fluctuations in the Euro, partially offset by unfavorable fluctuations in the South Korean Won.

Gross margin. Gross margin was 58.3% compared to 58.8% in 2024. This was primarily due to incremental duties of 130 basis points and higher freight and fulfillment costs of 40 basis points, for both brands. The overall decrease in gross margin was offset in part by lower product costs in the Crocs Brand of 70 basis points, and favorable brand mix of 30 basis points.

In the years ended December 31, 2025, and 2024, cost of sales included $488.4 million and $487.1 million, respectively, of distribution expenses primarily related to receiving, inspecting, warehousing, and packaging product in owned and third-party warehouses, combined with transportation costs associated with delivering products from distribution centers to wholesale partners, retail stores, and end customers.

Selling, general and administrative expenses. SG&A increased $105.2 million, or 7.7%, during the year ended December 31, 2025, compared to the same period in 2024, primarily driven by increased investment in talent of $45.1 million, costs associated with an operational workforce reduction of $13.4 million, increased marketing of $16.1 million, higher DTC costs, as a result of investment in the channel and variable costs associated with increased channel revenues, of $39.1 million, and net decreases in other costs of $8.5 million.

Goodwill and Asset impairments. Goodwill and Asset impairments increased $714.0 million during the year ended December 31, 2025, compared to the same period in 2024, primarily due to non-cash impairment charges in the current year of $430.0 million related to the indefinite-lived HEYDUDE trademark and $307.0 million for HEYDUDE Brand reporting unit goodwill. The increase in Goodwill and Asset impairments was partially offset by prior year non-cash impairment charges of $18.2 million for information technology systems related to the HEYDUDE integration, $5.5 million for our former HEYDUDE Brand warehouses in Las Vegas, Nevada, and $0.4 million for our former Crocs Brand warehouse in Oudenbosch, the Netherlands, none of which recurred in the current year. For additional information, refer to Note 4 — Goodwill and Intangible Assets, Net in the accompanying notes to the consolidated financial statements included in Part II - Item 8. *Financial Statements* of this Annual Report on Form 10-K.

Foreign currency gains (losses), net. Foreign currency gains (losses), net, consists of unrealized and realized foreign currency gains and losses from the remeasurement and settlement of monetary assets and liabilities denominated in non-functional currencies as well as realized and unrealized gains and losses on certain foreign currency derivative instruments. During the year ended December 31, 2025, we recognized realized and unrealized net foreign currency gains of $9.8 million compared to losses of $6.8 million during the year ended December 31, 2024.

Interest expense. Interest expense during the year ended December 31, 2025, decreased $21.0 million, or 19.2%, primarily due to lower outstanding borrowings and lower weighted average interest rates on each of the Term Loan B Facility (as defined herein) and the Revolving Facility (as defined herein) in the current year.

Income tax expense (benefit). During the year ended December 31, 2025, we recognized an income tax expense of $154.2 million on pre-tax book income of $73.0 million, representing an effective tax rate of 211.3%, compared to an income tax benefit of $39.5 million on pre-tax book income of $910.6 million in 2024, which represented an effective tax rate of (4.3)%. The current year effective tax rate is higher primarily due to the impairments of the indefinite-lived HEYDUDE trademark and HEYDUDE Brand reporting unit goodwill in 2025, which are not deductible for tax purposes. Our effective tax rate has varied dramatically in recent years due to intra-entity intellectual property rights transactions, differences in our profitability levels and relative operating earnings across multiple jurisdictions, and by changes in the valuation allowance.

In 2025, in one relevant jurisdiction, we settled a portion of the uncertain tax positions associated with the 2023 IP transactions that resulted in the release of uncertain tax positions of $34.1 million. The other relevant uncertain tax positions associated with the 2023 IP transactions remain unchanged. The impairments of the indefinite-lived HEYDUDE trademark and HEYDUDE Brand reporting unit goodwill also impact the net deferred tax assets since the GAAP carrying value decreased. As of December 31, 2025, the related net deferred tax asset, net of applicable valuation allowance and uncertain tax positions, was $114.2 million.

In 2024, we completed an intra-entity transaction related to certain intellectual property rights primarily to align with current and future international operations. The transaction resulted in a step-up in tax basis of intellectual property rights and a correlated increase in foreign deferred tax assets based on the fair value of the intellectual property rights. Foreign deferred tax assets increased by $268.8 million and this benefit was offset by an increase in uncertain tax positions of $145.6 million. As such, a net change in deferred tax asset of $123.2 million was recognized along with a corresponding foreign income tax benefit in 2024. In 2024, we received new information and remeasured the reserve for uncertain tax positions related to the 2020 and 2021 intellectual property rights transactions which resulted in the release of uncertain tax positions of $141.2 million along with a corresponding foreign income tax benefit. As of December 31, 2025, the related net deferred tax asset, net of applicable valuation allowance and uncertain tax positions, was $289.8 million.

Our valuation allowances are primarily the result of uncertainties regarding the future realization of tax attributes recorded in various jurisdictions. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not that the deferred tax assets will not be realized. We have evaluated the realizability of our deferred tax assets in each jurisdiction by assessing the adequacy of expected taxable income, including the reversal of existing temporary differences, historical and projected operating results and the availability of prudent and feasible tax planning strategies. In assessing our valuation allowance as of December 31, 2025, we considered all available evidence, including the magnitude of recent and current operating results, the duration of statutory carryforward periods, our historical experience utilizing tax attributes prior to their expiration dates, the historical volatility of operating results of these jurisdictions and our assessment regarding the sustainability of their profitability. The weight we give to any particular item is, in part, dependent upon the degree to which it can be objectively verified. Valuation allowances recorded against deferred tax assets increased by a net $58.8 million.

The 2025 impact of changes in valuation allowances to the effective tax rate was an unfavorable impact of $58.2 million, equating to a 79.7% unfavorable impact. We maintain valuation allowances of approximately $300.4 million as of December 31, 2025, which may be reduced in the future depending upon the achieved profitability of certain jurisdictions as well as the magnitude of the profitability.

Reportable Operating Segments

The following table sets forth information related to our reportable operating segments for the years ended December 31, 2025 and 2024.

	Year Ended December 31,		% Change Favorable (Unfavorable)	Constant Currency % Change [(1)] Favorable (Unfavorable)
	2025	2024	2025-2024	2025-2024
	(in thousands)			
Revenues:				
Crocs Brand revenues	$ 3,325,807	$ 3,277,967	1.5 %	1.3 %
HEYDUDE Brand revenues	714,840	824,141	(13.3)%	(13.5)%
Total consolidated revenues	$ 4,040,647	$ 4,102,108	(1.5)%	(1.7)%
Income from operations:				
Crocs Brand income from operations	$ 1,111,679	$ 1,182,012	(6.0)%	(5.7)%
HEYDUDE Brand income from operations	(668,855)	137,401	(586.8)%	(586.7)%
Enterprise corporate	(293,309)	(297,502)	1.4 %	1.5 %
Total consolidated income from operations	149,515	1,021,911	(85.4)%	(85.1)%
Foreign currency gains (losses), net	9,843	(6,777)	245.2 %	
Interest income	1,844	3,484	(47.1)%	
Interest expense	(88,287)	(109,264)	19.2 %	
Other income (expense), net	63	1,231	(94.9)%	
Income before income taxes	$ 72,978	$ 910,585	(92.0)%	

[(1)] Reflects year over year change as if the current period results were in constant currency, which is a non-GAAP financial measure. See "Use of Non-GAAP Financial Measures" for more information.

Crocs Brand

Revenues. The Crocs Brand segment grew revenues for the year ended December 31, 2025, compared to 2024, primarily due to higher volume. Net favorable currency fluctuations also increased revenues. The overall increase in Crocs Brand revenues was offset in part by lower ASP, mainly due to increased discounting, partially offset by favorable channel mix.

Income from Operations. During the year ended December 31, 2025, income from operations for our Crocs Brand segment was $1,111.7 million, a decrease of $70.3 million, or 6.0% from 2024. Gross margin was 61.3% for the year ended December 31, 2025, a decrease of 30 basis points compared to 2024. The decrease in gross margin was primarily due to unfavorable duties and higher freight and fulfillment costs, partially offset by lower product costs.

During the year ended December 31, 2025, SG&A for our Crocs Brand segment increased by $89.5 million, or 10.7%, compared to 2024, primarily due to increased investments in talent and marketing and higher costs in the DTC channel, as a result of investment in the channel and variable costs.

HEYDUDE Brand

Revenues. During the year ended December 31, 2025, HEYDUDE revenues decreased compared to 2024, primarily due to lower volume. The overall decrease in revenues was partially offset by higher ASP, primarily due to favorable channel mix, partially offset by unfavorable product mix.

Income from Operations. For the HEYDUDE Brand, loss from operations during the year ended December 31, 2025, was $668.9 million, a decrease of $806.3 million, or 586.8%, compared to 2024. Gross margin was 44.8% for the year ended December 31, 2025, a decrease of 290 basis points, primarily due to unfavorable duties, higher freight and fulfillment costs, and higher product costs, partially offset by favorable channel mix.

During the year ended December 31, 2025, SG&A, including asset impairments, for the HEYDUDE Brand segment increased by $733.0 million, or 286.5%, primarily due to the partial impairment of the indefinite-lived HEYDUDE trademark and

HEYDUDE Brand reporting unit goodwill, as discussed above, which was partially offset by prior year impairments costs of the right-of-use assets for our former HEYDUDE Brand warehouses in Las Vegas, Nevada, that did not recur in the current year. SG&A also increased overall for the HEYDUDE Brand due to increased investments in talent and higher costs in the DTC channel, as a result of investment in the channel and variable costs, mostly offset by decreased investments in variable marketing.

Enterprise Corporate

During the year ended December 31, 2025, total net costs within 'Enterprise corporate' increased $4.2 million, or 1.4%, compared to the same period in 2024, primarily due to an increased investment in talent, costs associated with an operational workforce reduction, and higher information technology costs, mostly offset by a prior year non-cash impairment charge for information technology systems related to the HEYDUDE integration that did not recur in the current year.

Store Locations and Digital Sales Percentage

As of December 31, 2025, we had 439 company-operated retail locations for the Crocs Brand, inclusive of 200 retail locations in North America and 239 retail locations internationally. As of December 31, 2025, we had 75 company-operated retail locations for the HEYDUDE Brand. As of December 31, 2024, we had 390 company-operated retail locations for the Crocs Brand, inclusive of 184 retail locations in North America and 206 retail locations internationally. As of December 31, 2024, we had 52 company-operated retail locations for the HEYDUDE Brand.

Digital sales, which includes sales through our company-owned website, third-party marketplaces, and e-tailers (which are reported in our wholesale channel), as a percent of total revenues, by reportable operating segment were:

	Year Ended December 31,	
	2025	**2024**
Digital sales as a percent of total revenues:		
Crocs Brand	36.5 %	36.4 %
HEYDUDE Brand	43.5 %	40.3 %
Total	37.8 %	37.2 %

Liquidity and Capital Resources

Our liquidity position as of December 31, 2025, was:

	December 31, 2025
	(in thousands)
Cash and cash equivalents	$ 130,354
Available borrowings	952,416

As of December 31, 2025, we had $130.4 million in cash and cash equivalents and up to $952.4 million of available borrowings, including $937.4 million remaining borrowing availability under the Revolving Facility (as defined below) and $15.0 million of remaining borrowing availability under the Citibank Facility (as defined below). As of December 31, 2025, the Term Loan B Facility (as defined below) was fully drawn, and there was no available borrowing capacity. We believe that our cash flows from operations, our cash and cash equivalents on hand, and available borrowings under our Revolving Facility and Citibank Facility will be sufficient to meet our ongoing liquidity needs and capital expenditure requirements for at least the next twelve months.

Additional future financing may be necessary to fund our operations and there can be no assurance that, if needed, we will be able to secure additional debt or equity financing on terms acceptable to us or at all. Although we believe we have adequate sources of liquidity over the long term, the success of our operations, the global economic outlook, and the pace of sustainable growth in our markets could each impact our business and liquidity.

Repatriation of Cash and Cash Equivalents

As a global business, we have cash balances in various countries and amounts are denominated in various currencies. Fluctuations in foreign currency exchange rates impact our results of operations and cash positions. Future fluctuations in foreign currencies may have a material impact on our cash flows and capital resources. Cash balances held in foreign countries may have additional restrictions and covenants associated with them which could adversely impact our liquidity and our ability to timely access and transfer cash balances between entities.

All of the cash held outside of the U.S. could be repatriated to the U.S. as of December 31, 2025, without incurring additional U.S. federal income taxes. In some countries, repatriation of certain foreign balances is restricted by local laws. These limitations may affect our ability to fully utilize our cash resources for needs in the U.S. or other countries and could adversely affect our liquidity. As of December 31, 2025, we held $118.2 million of our total $130.4 million in cash and cash equivalents in international locations. This cash is primarily used for the ongoing operations of the business in the locations in which the cash is held. Of the $118.2 million, an insignificant amount is currently restricted by local laws or otherwise.

Senior Revolving Credit Facility

In July 2019, the Company and certain of its subsidiaries (the "Borrowers") entered into a Second Amended and Restated Credit Agreement (as amended, the "Credit Agreement"), with the lenders named therein and PNC Bank, National Association, as a lender and administrative agent for the lenders. Since that time, we have amended the Credit Agreement, which, as amended to date, provides for a revolving credit facility of $1.0 billion, which can be increased by an additional $400.0 million, subject to certain conditions (the "Revolving Facility"). Borrowings under the Credit Agreement bear interest at a variable interest rate based on (A) a Base Rate (defined as the highest of (i) the Overnight Bank Funding Rate (as defined in the Credit Agreement), plus 0.25%, (ii) the Prime Rate (as defined in the Credit Agreement), and (iii) the Daily Simple SOFR (as defined in the Credit Agreement), plus 1.00%), plus an applicable margin ranging from 0.25% to 0.875% based on our leverage ratio or 1.35% to 1.975% for the Daily Simple SOFR based on the leverage ratio, inclusive of a 0.10% SOFR adjustment, or (B) the Term SOFR Rate (as defined in the Credit Agreement), plus an applicable margin ranging from 1.35% to 1.975% based on our leverage ratio for one-month interest periods and three-month interest periods, inclusive of a 0.10% SOFR adjustment. Borrowings under the Credit Agreement are secured by all of the assets of the Borrowers and guaranteed by certain other subsidiaries of the Borrowers.

The Credit Agreement requires us to maintain a minimum interest coverage ratio of 3.00 to 1.00, and a maximum leverage ratio of 3.25 to 1.00 (subject to adjustment in certain circumstances). The Credit Agreement permits, among other things, (i) stock repurchases subject to certain restrictions, including after giving effect to such stock repurchases, the maximum leverage ratio does not exceed certain levels; and (ii) certain acquisitions so long as there is borrowing availability under the Credit Agreement of at least $40.0 million. As of December 31, 2025, we were in compliance with all financial covenants under the Credit Agreement.

As of December 31, 2025, the total commitments available from the lenders under the Revolving Facility were $1.0 billion. At December 31, 2025, we had $62.0 million in outstanding borrowings and $0.6 million in outstanding letters of credit under the Revolving Facility, which reduces amounts available for borrowing under the Revolving Facility. As of December 31, 2025, and 2024, we had $937.4 million and $809.4 million, respectively, of available borrowing capacity under the Revolving Facility, which matures in November 2027.

Term Loan B Facility

On February 17, 2022, the Company entered into a credit agreement (the "Original Term Loan B Credit Agreement") with Citibank, N.A., as administrative agent and lender, which was amended on August 8, 2023, (the "August 2023 Amendment") and on February 13, 2024 (the "February 2024 Amendment"). The Original Term Loan B Credit Agreement, as amended by the August 2023 Amendment and the February 2024 Amendment is referred to herein as the "Term Loan B Credit Agreement."

The Original Term Loan B Credit Agreement provided for an aggregate term loan B facility in the principal amount of $2.0 billion. Prior to the February 2024 Amendment, the outstanding balance was $820.0 million. Among other things, the February 2024 Amendment provided for a new $820.0 million tranche of term loans (the "2024 Refinancing Term Loans" and, such facility, the "Term Loan B Facility"), to refinance the then-outstanding principal balance. The 2024 Refinancing Term Loans are secured by substantially all of the Company's and each subsidiary guarantor's assets on a pari passu basis with their obligations arising from the Term Loan B Credit Agreement and is scheduled to mature on February 17, 2029, though we have the ability to request extensions as set forth in the Term Loan B Credit Agreement. Additionally, subject to certain conditions, including, without limitation, satisfying certain leverage ratios, the Company may, at any time, on one or more occasions, add one or more new classes of term facilities and/or increase the principal amount of the loans of any existing class by requesting one or more incremental term facilities.

Pursuant to the reduced interest rate margins applicable to the 2024 Refinancing Term Loans, each term loan borrowing which is an alternate base rate borrowing bears interest at a rate per annum equal to the Alternate Base Rate (as defined in the Term Loan B Credit Agreement), plus 1.25%. Each term loan borrowing which is a term SOFR borrowing bears interest at a rate per annum equal to the Adjusted Term SOFR Rate (as defined in the Term Loan B Credit Agreement) plus 2.25%.

As of December 31, 2025, the Term Loan B Facility was fully drawn with no remaining borrowing capacity, and we had $500.0 million in outstanding principal on the Term Loan B Facility.

The Term Loan B Credit Agreement also contains customary affirmative and negative covenants, incurrence financial covenants, representations and warranties, events of default and other provisions. As of December 31, 2025, we were in compliance with all financial covenants under the Term Loan B Credit Agreement.

Asia Revolving Credit Facility

During the year ended December 31, 2025, we had one revolving credit facility in Asia with Citibank (China) Company Limited, Shanghai Branch (the "Citibank Facility"), which, as amended, provides up to an equivalent of $15.0 million.

As of December 31, 2025, and 2024, we had no borrowings outstanding on the Citibank Facility.

Senior Notes Issuances

In March 2021, the Company completed the issuance and sale of $350.0 million aggregate principal amount of 4.250% Senior Notes due March 15, 2029 (the "2029 Notes"), pursuant to the indenture related thereto (as amended and/or supplemented to date, the "2029 Notes Indenture"). Additionally, in August 2021, the Company completed the issuance and sale of $350.0 million aggregate principal amount of 4.125% Senior Notes due August 15, 2031 (the "2031 Notes"), pursuant to the indenture related thereto (as amended and/or supplemented to date, "the 2031 Notes Indenture" and, together with the 2029 Notes Indenture, the "Indentures" and, each, an "Indenture"). Interest on each of the 2029 Notes and the 2031 Notes (collectively, the "Notes") is payable semi-annually.

The Company has the option to redeem all or any portion of the 2029 Notes, at once or over time, at any time on or after March 15, 2024, at a redemption price equal to 100% of the principal amount thereof, plus a premium declining ratably on an annual basis to par and accrued and unpaid interest, if any, to, but excluding, the date of redemption. The Company also had the option to redeem some or all of the 2029 Notes at any time before March 15, 2024 at a redemption price of 100% of the principal amount to be redeemed, plus a "make-whole" premium and accrued and unpaid interest, if any, to, but excluding, the date of redemption. In addition, at any time before March 15, 2024, the Company could have redeemed up to 40% of the aggregate principal amount of the 2029 Notes at a redemption price of 104.250% of the principal amount with the proceeds from certain equity issuances, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

The Company will have the option to redeem all or any portion of the 2031 Notes, at once or over time, at any time on or after August 15, 2026, at a redemption price equal to 100% of the principal amount thereof, plus a premium declining ratably on an annual basis to par and accrued and unpaid interest, if any, to, but excluding, the date of redemption. The Company will also have the option to redeem some or all of the 2031 Notes at any time before August 15, 2026, at a redemption price of 100% of the principal amount to be redeemed, plus a "make-whole" premium and accrued and unpaid interest, if any, to, but excluding, the date of redemption. In addition, at any time before August 15, 2024, the Company could have redeemed up to 40% of the aggregate principal amount of the 2031 Notes at a redemption price of 104.125% of the principal amount with the proceeds from certain equity issuances, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

The Notes rank pari passu in right of payment with all of the Company's existing and future senior debt, including the Credit Agreement, and are senior in right of payment to any of the Company's future debt that is, by its term, expressly subordinated in right of payment to the Notes. The Notes are unconditionally guaranteed by each of the Company's restricted subsidiaries that is a borrower or guarantor under the Credit Agreement and by each of the Company's wholly-owned restricted subsidiaries that guarantees any debt of the Company or any guarantor under any syndicated credit facility or capital markets debt in an aggregate principal amount in excess of $25.0 million.

The Indentures contain covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to incur additional debt or issue certain preferred stock; pay dividends or repurchase or redeem capital stock or make other restricted payments; declare or pay dividends or other payments; incur liens; enter into certain types of transactions with the Company's affiliates; and consolidate or merge with or into other companies. As of December 31, 2025, we were in compliance with all financial covenants under the Notes.

Consolidated Statements of Cash Flows

Our consolidated statements of cash flows are summarized as follows:

	Year Ended December 31,		$ Change	% Change
	2025	2024	Favorable (Unfavorable)	
	(in thousands)			
Cash provided by operating activities	$ 710,431	$ 992,486	$ (282,055)	(28.4)%
Cash used in investing activities	(51,231)	(69,347)	18,116	26.1 %
Cash used in financing activities	(714,565)	(886,048)	171,483	19.4 %
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	5,598	(6,510)	12,108	(186.0)%
Net change in cash, cash equivalents, and restricted cash	$ (49,767)	$ 30,581	$ (80,348)	(262.7)%

Operating Activities. Our primary source of liquidity is cash provided by operating activities, consisting of net income adjusted for non-cash items and changes in working capital. Cash provided by operating activities decreased $282.1 million for the year ended December 31, 2025, compared to the year ended December 31, 2024, driven by decreases in operating assets and liabilities of $288.9 million, primarily due to the decrease in income taxes payable, accounts receivable, and inventories, partially offset by an increase in net income, adjusted for non-cash items, of $6.8 million.

Investing Activities. There was a $18.1 million decrease in cash used in investing activities for the year ended December 31, 2025, compared to the year ended December 31, 2024. This was due to a decrease in purchases of property, equipment, and software.

Financing Activities. Cash used in financing activities decreased by $171.5 million in the year ended December 31, 2025, compared to the year ended December 31, 2024. The decrease in cash used in financing activities was primarily due to a decrease in repayments, net of borrowings, of $195.2 million. There were other decreases in cash used of $6.2 million. The overall decrease in cash used in financing activities was partially offset by an increase of $29.9 million in repurchases of common stock, including excise tax.

Stock Repurchases

On February 10, 2025, the Board approved a $1.0 billion increase to our then-existing common stock repurchase authorization. The number, price, structure, and timing of the repurchases are at our sole discretion and may be made depending on market conditions, liquidity needs, restrictions under the agreements governing our indebtedness, and other factors. The Board of Directors may suspend, modify, or terminate the program at any time without prior notice. Share repurchases may be made in the open market or in privately negotiated transactions. The repurchase authorization does not have an expiration date and does not obligate us to acquire any amount of our common stock. Under Delaware state law, these shares are not retired, and we have the right to resell any of the shares repurchased.

During the year ended December 31, 2025, we repurchased 6.5 million shares of our common stock at a cost of $577.2 million, including commissions. During the year ended December 31, 2024, we repurchased 4.3 million shares of our common stock at a cost of $551.2 million, including commissions.

As of December 31, 2025, we had remaining authorization to repurchase approximately $746.8 million of our common stock, subject to restrictions under our Indentures, Credit Agreement, and Term Loan B Credit Agreement.

See Note 10 — Equity in the accompanying notes to the consolidated financial statements included in Item 8. *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K for more information on our repurchases and repurchase authorizations.

Contractual Obligations

We believe we have sufficient liquidity to fund our operations and meet our short-term and long-term obligations. Our material future cash obligations as of December 31, 2025, include the following:

	Less than 1 Year	Thereafter	Total
	(approximately, in thousands)		
Debt-related:			
Debt obligations [1]	$ —	$ 1,262,000	$ 1,262,000
Interest on debt obligations [1]	62,600	176,300	238,900
Purchase commitments [2]	274,200	—	274,200
Lease-related [3]:			
Lease obligations	98,500	362,300	460,800
Total	$ 435,300	$ 1,800,600	$ 2,235,900

[1] Represents future interest payment obligations, which are estimated by assuming the amounts outstanding under our Term Loan B Facility, Notes, Revolving Facility, and Citibank Facility and the interest rates in effect as of December 31, 2025, will remain constant into the future. This is only an estimate, as actual amounts borrowed and rates may vary over time for certain borrowing instruments, as described in Note 9 — Borrowings.

[2] Represents purchase commitments to our third-party manufacturers, primarily for materials and supplies used in the manufacture of our products. We expect to fulfill our commitments under these agreements in the next twelve months in the normal course of business and are only liable for the portion of the purchase obligations that have been purchased by the third-party manufacturer or manufactured by the vendor, with the remainder cancellable without penalty. Refer to Note 15 — Commitments and Contingencies in the accompanying notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K for more information.

[3] Our operating lease obligations consist of leases for real estate, which includes retail, warehouse, distribution center, and office spaces and represent the minimum cash commitment under contract to various third parties for operating lease obligations. For more information on our lease obligations and obligations for leases not yet commenced, refer to Note 6 — Leases in the accompanying notes to the consolidated financial statements included in Item 8. *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K for more information.

We had no material off-balance sheet arrangements as of December 31, 2025, other than certain purchase commitments, as described in the footnote (2) above.

Critical Accounting Policies and Estimates

General

Our discussion and analysis of financial condition and results of operations, outside of discussions regarding constant currency, is based on the consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our assumptions and estimates on an on-going basis.

An accounting policy is considered to be critical if it is important to our results of operations, financial condition, and cash flows, and requires significant judgment and estimates on the part of management in its application. Our estimates are often based on historical experience, complex judgments, assessments of probability, and assumptions that management believes to be reasonable, but that are inherently uncertain and unpredictable. We believe that the following discussion represents those accounting policies that are the most critical to the reporting of our financial condition and results of operations. For a discussion of our significant accounting policies, see Note 1 — Basis of Presentation and Summary of Significant Accounting Policies in the accompanying notes to the consolidated financial statements included in Item 8. *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K.

Impairment of Goodwill and Indefinite-Lived Intangible Assets

Our goodwill and indefinite-lived intangible assets, which primarily consist of the HEYDUDE trademark, are not amortized. We evaluate the carrying value of our goodwill and indefinite-lived intangible assets at least annually or when an interim triggering event has occurred indicating potential impairment. Our annual test is performed as of the first day of the fourth quarter. Our impairment evaluations represent a critical accounting policy as they require significant judgments and assumptions that we believe to be reasonable but that are inherently uncertain and unpredictable.

We perform our goodwill impairment testing for each reporting unit that has goodwill. During the years ended December 31, 2025, 2024, and 2023, we had two reporting units, comprised of a reporting unit within the HEYDUDE Brand segment and a reporting unit within the Crocs Brand segment. We perform our indefinite-lived intangible impairment testing at the asset level.

When performing our annual test for impairment, we may assess goodwill and indefinite-lived intangible assets for potential impairment using either a qualitative or quantitative assessment. The qualitative assessment may evaluate factors such as macroeconomic conditions, industry and market considerations, and overall financial performance, among other factors. If we determine that it is more likely than not that the fair value of a reporting unit or an indefinite-lived intangible asset is less than its carrying value, a quantitative assessment is performed. For the quantitative assessment, we compare the estimated fair value of the trademark and reporting unit with their respective carrying value, including the goodwill assigned to the reporting unit. If carrying value of the reporting unit exceeds its estimated fair value, an impairment charge is recorded. In the second quarter of the fiscal year ended 2025, we recorded an impairment charge related a triggering event for the HEYDUDE Brand indefinite-lived intangible assets (which consists solely of the HEYDUDE trademark) (the "trademark") and the HEYDUDE Brand reporting unit (the "reporting unit") goodwill.

Our impairment evaluations represent a critical accounting policy as they require significant judgments and assumptions that we believe to be reasonable but that are inherently uncertain and unpredictable. The primary assumptions developed by management and used in the quantitative assessments included annual revenue growth rates, averaging approximately 8% for both the trademark and reporting unit goodwill, projected earnings before interest, taxes, depreciation, and amortization ("EBITDA") margins, averaging approximately 20% for both the trademark and reporting unit goodwill, and a market-based discount rate of 15% for both the trademark and reporting unit goodwill, which was based on, most significantly, a risk-free rate of return, an equity market risk premium, and a company-specific risk premium. Changes in the assumptions used to estimate the fair value of our goodwill and indefinite-lived intangible assets could result in additional impairment charges in future periods as the key assumptions are inherently uncertain, require significant judgment and are subject to change based on, among others, industry and geopolitical conditions, our ability to navigate changing macroeconomic conditions and trends as well as the timing and success of strategic initiatives.

Certain factors, such as failure to achieve forecasted revenue growth rates, EBITDA, or increases in the discount rates, have the potential to create variances in the estimated fair values of our goodwill and indefinite-lived intangible assets that could result in impairment charges in future periods. Refer to the risk factor under *"Financial and Accounting Risks — We may incur impairments of the carrying value of our goodwill and other intangible assets, which could have a material adverse effect on our business and financial results"* included in Item 1A. *Risk Factors* of this Annual Report on Form 10-K for additional information.

We did not record any impairment charges in the years ended December 31, 2024, or 2023, based on the results of our goodwill and indefinite-lived intangible assets impairment testing, and we did not record any additional impairment charge based on the results of the annual 2025 goodwill and indefinite-lived intangible assets impairment testing. As of December 31, 2025, our HEYDUDE Brand reporting unit had $403.0 million in recorded goodwill and the estimated fair value of the reporting unit exceeded the assigned carrying value by more than 10%. As of December 31, 2025, the recorded amount of our HEYDUDE Brand indefinite-lived intangible asset was $1.1 billion and the estimated fair value exceeded the assigned carrying value by less than 10%. Refer to Note 1 — Basis of Presentation and Summary of Significant Accounting Policies and Note 4 — Goodwill and Intangible Assets, Net in the accompanying notes to the consolidated financial statements included in Part II - Item 8. *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K for further information related to our goodwill and indefinite-lived intangible assets.

Impairment of Long-Lived Assets

Property and equipment, right-of-use assets, and definite-lived intangible assets, such as customer relationships and capitalized software, are evaluated for impairment whenever events or changes in circumstances indicate that their carrying values may not be fully recoverable. This represents a critical accounting policy as our impairment evaluations include significant judgments and assumptions that we believe to be reasonable but that are inherently uncertain and unpredictable. Testing of long-lived assets for impairment is at the level of an asset group, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In our retail business, the asset group for impairment testing is each individual retail store. For customer relationships, impairment testing is performed at the HEYDUDE Brand asset group level. In evaluating long-lived assets for recoverability, we use our best estimate of future cash flows expected to result from the use of the asset and its eventual disposition, where applicable. To the extent that estimated future undiscounted net cash flows attributable to the asset are less than its carrying value, an impairment loss is recognized equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal are reported at the lower of carrying value or fair value, less costs to sell.

In determining future cash flows, we take various factors into account, including the remaining useful life of each asset group, forecasted growth rates, EBITDA, pricing, working capital, capital expenditures, and other cash needs specific to the asset group. Additional considerations when assessing impairment include changes in our strategic operational and financial decisions, global and regional economic conditions, demand for our product, and other corporate initiatives which may eliminate or significantly decrease the realization of future benefits from our long-lived assets. Since the determination of future cash flows is an estimate of future performance, future impairments may arise in the event that future cash flows do not meet expectations.

In 2025, we recorded non-cash impairments of $1.1 million related to the discontinuation of an information technology project. In 2024, we recorded non-cash impairments of $18.2 million for information technology systems related to the HEYDUDE integration and $5.9 million related to our former HEYDUDE Brand warehouse in Las Vegas, Nevada, and our former Crocs Brand warehouse in Oudenbosch, the Netherlands. In 2023, we recorded non-cash impairments of $9.3 million related to our former corporate headquarters. See Note 7 — Fair Value Measurements in the accompanying notes to the consolidated financial statements included in Item 8. *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K for further information related to long-lived asset impairments.

Revenues and Reserves for Sales Returns and Allowances

While our revenue recognition does not involve significant judgment, it does represent a key accounting policy as it is important to our results of operations. Revenues are recognized in the amount expected to be received when control of the product transfers to customers. Revenues are reported net of various promotions, which range from contractually-fixed percentage price reductions to sales returns, discounts, rebates, and other incentives that may vary in amount, must be estimated, and are reported as a reduction in revenues. An area of judgment affecting our reported revenues and net income involves estimating reserves for sales returns and allowances, which represent a portion of revenues not expected to be realized. Revenues in our direct-to-consumer channels are reduced by an estimate of returns. We may also accept returns from our wholesale customers, on an exception basis, to ensure that our products are merchandised in the proper assortments and may provide markdown allowances at our sole discretion to key wholesalers and distributors to facilitate sales of slower moving products. Wholesale revenues are reduced by estimates of returns and allowances.

Our estimated sales returns and allowances are based on customer return history and actual outstanding returns yet to be received. Changes to our estimates for customer returns and allowances may be caused by many factors, including, but not limited to, whether customers accept our new styles, customer inventory levels, shipping delays or errors, known or suspected product defects, the seasonal nature of our products, and macroeconomic factors affecting our customers. Historically, actual amounts of customer returns and allowances have not differed significantly from our estimates. A hypothetical 10% increase in our reserves for returns and allowances as of December 31, 2025, would have decreased our revenues during the year ended December 31, 2025, by $0.7 million.

Income Taxes

Income Tax Accounting

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. We provide for income taxes at the current and future enacted tax rates and laws applicable in each taxing jurisdiction. We account for the tax effects of global intangible low tax income ("GILTI") as a component of income tax expense in the period the tax arises, to the extent applicable. We use a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The impact of an uncertain tax position that is more likely than not to be sustained upon examination by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained. Interest expense is recognized on the full amount of deferred benefits for uncertain tax positions. While the validity of any tax position is a matter of tax law, the body of statutory, regulatory and interpretive guidance on the application of the law is complex and often ambiguous. Our analysis of unrecognized tax benefits contains uncertainties based on judgment used to apply the more likely than not recognition and measurement thresholds. Due to the complexity of some of these judgments and uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. To the extent we prevail in matters for which unrecognized tax benefit liabilities have been established, or are required to pay amounts in excess of our recorded unrecognized tax benefit liabilities, our effective tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would require use of our cash and generally result in an increase in our effective tax rate in the period of resolution. A favorable tax settlement would generally be recognized as a reduction in our effective tax rate in the period of resolution. We recognize interest and penalties related to unrecognized tax benefits within the 'Income tax expense (benefit)' line in the accompanying consolidated statements of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheets.

We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing our forecasted taxable income using both historical and projected future operating results, the reversal of existing temporary differences, taxable income in prior carry back years (if permitted) and the availability of tax planning strategies. A valuation allowance is required unless management determines that it is more likely than not that we will ultimately realize the tax benefit associated with a deferred tax asset. We determine on a regular basis the amount of undistributed earnings that will be indefinitely reinvested in our non-U.S. operations. This assessment is based on the cash flow projections and operational and fiscal objectives of each of our U.S. and foreign subsidiaries. Foreign withholding taxes have not been provided on cumulative undistributed foreign earnings of the non-U.S. subsidiaries as of December 31, 2025, which are considered to be indefinitely reinvested outside of the U.S.

See Note 13 — Income Taxes in the accompanying notes to the consolidated financial statements included in Item 8. *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K for further information related to income taxes.

Intellectual Property Income Tax Implications

In 2025, in one relevant jurisdiction, we settled a portion of the uncertain tax positions associated with the 2023 intellectual property ("IP") transactions that resulted in the release of uncertain tax positions of $34.1 million. The other relevant uncertain tax positions associated with the 2023 IP transactions remain unchanged. The impairments of the indefinite-lived HEYDUDE trademark and HEYDUDE Brand reporting unit goodwill also impact the net deferred tax assets since the GAAP carrying value decreased. As of December 31, 2025, the related net deferred tax asset, net of applicable valuation allowance and uncertain tax positions was $114.2 million.

In 2024, we completed an intra-entity transaction related to certain IP rights primarily to align with current and future international operations. The transaction was executed using transfer pricing guidelines issued by the relevant taxing authorities. Significant estimates and assumptions were required to compute the valuation of this transaction. These estimates and assumptions include, but are not limited to, estimated future revenue growth, which is inherently uncertain and, therefore, may ultimately differ materially from our actual results. Foreign deferred tax assets increased by $268.8 million and this benefit was offset by an increase in uncertain tax positions of $145.6 million. As such, a net change in deferred tax asset of $123.2 million was recognized along with a corresponding foreign income tax benefit in 2024. In 2024, we received new information and remeasured the reserve for uncertain tax positions related to the 2020 and 2021 intellectual property rights transactions which resulted in the release of uncertain tax positions of $141.2 million along with a corresponding foreign income tax benefit. As of December 31, 2025, the related net deferred tax asset, net of applicable valuation allowance and uncertain tax positions, was $289.8 million.

In 2023, we completed transactions that created an amortizable step-up in tax basis of the intangible asset and a corresponding increase in foreign deferred tax assets based on the fair value of that IP. These transactions were also executed using transfer pricing guidelines issued by the relevant taxing authorities. Significant estimates and assumptions were required to compute the valuation of these transactions. These estimates and assumptions include, but are not limited to, estimated future revenue growth and discount rates, which by their nature are inherently uncertain and, therefore, may ultimately differ materially from our actual results. As of December 31, 2024, the related net deferred tax asset, net of applicable valuation allowance and uncertain tax positions was $271.7 million.

In 2020 and in 2021, we completed transactions that created an amortizable step-up in tax basis of the intangible asset and a corresponding increase in foreign deferred tax assets based on the fair value of that IP. These transactions were also executed using transfer pricing guidelines issued by the relevant taxing authorities. Significant estimates and assumptions were required to compute the valuation of these transactions. These estimates and assumptions include, but are not limited to, estimated future revenue growth and discount rates, which by their nature are inherently uncertain and, therefore, may ultimately differ materially from our actual results. As of December 31, 2024, the related net deferred tax asset, net of applicable valuation allowance and uncertain tax positions was $377.1 million. In 2024, we received new information and remeasured the reserve for uncertain tax positions related to the 2020 and 2021 intellectual property rights transactions which resulted in the release of uncertain tax positions of $141.2 million along with a corresponding foreign income tax benefit. As of December 31, 2025, the related net deferred tax asset, net of applicable valuation allowance and uncertain tax positions was $401.6 million.

In order to support and sustain the amortizable tax basis for these transactions (and associated deferred tax asset, net of uncertain tax position), we must demonstrate economic ownership, including the appropriate authority and expertise to manage the IP owned and serviced in the Netherlands and Singapore. The determination of economic substance is a judgment that has to be evaluated by management on a continual basis requiring understanding and expertise of local laws of each associated tax jurisdiction. The Netherlands and Singapore subsidiaries serve as the primary corporate headquarters outside of the U.S. and already perform significant functions in support of the economic ownership of the IP. In 2025, we undertook activities to align business operations that support the economic substance of the IP.

We have also recorded certain tax reserves to address potential differences involving our income tax positions. These potential tax liabilities result from the varying application of statutes, rules, regulations and interpretations by different taxing jurisdictions. While our tax position is not uncertain, because of the significant estimates used in the value of certain intellectual property rights, our tax reserves contain assumptions based on past experiences and judgments about the interpretation of statutes, rules and regulations by taxing jurisdictions. It is possible that the costs of the ultimate tax liability or benefit from these matters may be materially more or less than the amount that we estimated.

Recent Accounting Pronouncements

See Note 2 — Recent Accounting Pronouncements in the accompanying notes to the consolidated financial statements included in Item 8. *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K for a description of recently adopted accounting pronouncements and issued accounting pronouncements that we believe may have an impact on our consolidated financial statements when adopted.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We centrally manage our debt and investment portfolios considering investment opportunities and risks, tax consequences, and overall financing strategies. Our exposure to market risk includes interest rate fluctuations in connection with our Revolving Facility and certain financial instruments.

Borrowings under our Term Loan B Facility and Revolving Facility bear interest at a variable rate and are therefore subject to risk based upon prevailing market interest rates. Interest rates fluctuate as a result of many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control.

As of December 31, 2025, we had borrowings with a face value of $1,262.0 million, comprised of the Notes, which carry a fixed interest rate, the Term Loan B Facility, and the Revolving Facility. We also had $0.6 million in outstanding letters of credit under our Revolving Facility as of December 31, 2025. As of December 31, 2024, we had long-term borrowings with a face value of $1,390.0 million and $0.6 million in outstanding letters of credit under our Revolving Facility.

A hypothetical increase of 1% in the interest rate on the variable rate borrowings under our Term Loan B Facility and Revolving Facility would increase our interest expense over the next twelve months by $5.6 million based on the balances outstanding for these borrowings as of December 31, 2025.

Foreign Currency Exchange Risk

Changes in exchange rates have a direct effect on our reported U.S. Dollar consolidated financial statements because we translate the operating results and financial position of our international subsidiaries to U.S. Dollars using current period exchange rates. Specifically, we translate the statements of operations of our foreign subsidiaries into the U.S. Dollar reporting currency using exchange rates in effect during each reporting period. As a result, comparisons of reported results between reporting periods may be impacted significantly due to differences in the exchange rates in effect at the time such exchange rates are used to translate the operating results of our international subsidiaries.

An increase of 1% of the value of the U.S. Dollar relative to foreign currencies when translating our financial results would have decreased our revenues and income before taxes during the year ended December 31, 2025, by $17.8 million and $9.0 million, respectively. This analysis does not account for transactional fluctuations in accounts, such as those driven by purchasing power, which is defined as purchasing foreign goods in the U.S. Dollar but recognizing the cost in foreign currencies. The volatility of the exchange rates is dependent on many factors that cannot be forecasted with reliable accuracy.

In order to manage exposure to fluctuations in foreign currency and to reduce the volatility in earnings caused by fluctuations in foreign exchange rates, we may enter into forward foreign exchange contracts to buy or sell various foreign currencies. Changes in the fair value of these forward contracts are recognized in earnings in the period that the changes occur or in the period in which the hedged transaction affects earnings for derivatives classified as non-hedged or hedged, respectively, as defined in Note 1 — Basis of Presentation and Summary of Significant Accounting Policies in the accompanying notes to the consolidated financial statements included in Part II - Item 8. *Financial Statements and Supplementary Data* of this Annual Report on this Form 10-K. As of December 31, 2025, the U.S. Dollar notional value of our total derivatives was $222.6 million. The fair value of these contracts at December 31, 2025, was an insignificant asset and an insignificant liability. See Part I - Item 1A. *Risk Factors* of this Annual Report on Form 10-K for a discussion of risks to our business and financial results associated with foreign currencies.

We perform a sensitivity analysis to determine the effects that market risk exposures may have on the fair values of our foreign currency forward exchange contracts. To perform the sensitivity analysis, we assess the risk of changes in fair values from the effect of hypothetical changes in foreign currency exchange rates. This analysis assumes a like movement by the foreign currencies in our hedge portfolio against the U.S. Dollar. As of December 31, 2025, a 10% appreciation in the value of the U.S. Dollar would result in a net increase in the fair value of our derivative portfolio of $14.1 million.

See Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* of this Annual Report on Form 10-K for a discussion of the impact of the change in foreign exchange rates on our USD consolidated statements of operations for the years ended December 31, 2025, and 2024.

ITEM 8. Financial Statements and Supplementary Data

The consolidated financial statements and supplementary data are as set forth in the index to consolidated financial statements on page F-1.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation (pursuant to Rule 13a-15(b) of the Exchange Act) of the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of December 31, 2025.

Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2025, to provide reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures that, by their nature, can only provide reasonable assurance regarding management's control objectives.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become ineffective due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our principal executive officer and principal financial officer, with assistance from other members of management, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the framework and criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in their report, which appears herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the three months ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Crocs, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Crocs, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 12, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Denver, Colorado
February 12, 2026

ITEM 9B. Other Information

During the three months ended December 31, 2025, no directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. Disclosures Regarding Foreign Jurisdictions that Prevent Inspection

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated herein by reference to our definitive proxy statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after December 31, 2025.

Code of Ethics

We have a written code of ethics in place that applies to all our employees, including our principal executive officer and principal financial officer. A copy of our code of ethics is available on our website: www.crocs.com. We are required to disclose certain changes to, or waivers from, that code for our senior financial officers. We intend to use our website as a method of disseminating any change to, or waiver from, our code of ethics as permitted by applicable SEC rules.

ITEM 11. Executive Compensation

The information required by this item is incorporated herein by reference to our definitive proxy statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after December 31, 2025.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference to our definitive proxy statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after December 31, 2025, with the exception of those items listed below.

Equity Compensation Plan Information

As shown in the table below, we reserved 1.1 million shares of common stock for future issuance pursuant to exercise of outstanding awards under equity compensation plans as of December 31, 2025.

Plan Category	Number of Securities to be Issued on Exercise of Outstanding Options, Warrants, and Rights [1]	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights [2]	Number of Securities Remaining Available for Future Issuance Under Plans, Excluding Securities Available in First Column
Equity compensation plans approved by stockholders [3]	1,068,498	$ 6.98	2,889,550
Equity compensation plans not approved by stockholders	—	—	—
Total	1,068,498	$ 6.98	2,889,550

[1] The number of shares outstanding includes restricted stock awards and restricted stock units that were outstanding on December 31, 2025, and assumes target performance for performance-based equity awards.

[2] The weighted average exercise price of outstanding options pertains to 0.2 million shares issuable on the exercise of outstanding options.

[3] On June 10, 2020, our stockholders approved the Crocs, Inc. 2020 Equity Incentive Plan (the "Plan"). The number of shares of our common stock available for issuance under the Plan consisted of (i) 3.8 million newly available shares, (ii) 1.4 million shares of our common stock available for issuance under the 2015 Equity Incentive Plan (the "2015 Plan") as of June 10, 2020, and (iii) 2015 Plan shares associated with outstanding options or awards that are canceled or forfeited after June 10, 2020. The number of shares authorized for issuance under the Plan is subject to adjustment for future stock splits, stock dividends and similar changes in our capitalization. The Plan became effective immediately upon stockholder approval.

ITEM 13. Certain Relationships and Related Transactions and Director Independence

The information required by this item is incorporated herein by reference to our definitive proxy statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after December 31, 2025.

ITEM 14. Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference to our definitive proxy statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after December 31, 2025.

PART IV

ITEM 15. Exhibits, Financial Statement Schedule

(1) Financial Statements

The financial statements filed as part of this report are listed on the index to the consolidated financial statements on page F-1.

(2) Financial Statement Schedule

Other schedules are omitted either because they are not required or are inapplicable, or because the information is included in the consolidated financial statements or related notes.

(3) Exhibit list

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of Crocs, Inc. (incorporated herein by reference to Exhibit 4.1 to Crocs, Inc.'s Registration Statement on Form S-8, filed on March 9, 2006 (File No. 333-132312)).
3.2	Certificate of Amendment to Restated Certificate of Incorporation of Crocs, Inc. (incorporated herein by reference to Exhibit 3.1 to Crocs, Inc.'s Current Report on Form 8-K, filed on July 12, 2007).
3.3	Amended and Restated Bylaws of Crocs, Inc. (incorporated herein by reference to Exhibit 4.2 to Crocs, Inc.'s Registration Statement on Form S-8, filed on March 9, 2006 (File No. 333-132312)).
3.4	Certificate of Designations of Series A Convertible Preferred Stock of Crocs, Inc. (incorporated herein by reference to Exhibit 3.1 to Crocs, Inc.'s Current Report on Form 8-K, filed on January 27, 2014).
4.1	Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.2 to Crocs, Inc.'s Registration Statement on Form S-1/A, filed on January 19, 2006 (File No. 333-127526)).
4.2	Description of Registrant's Securities (incorporated herein by reference to Exhibit 4.2 to Crocs, Inc.'s Annual Report on Form 10-K filed on February 27, 2020).
4.3	Indenture (including Form of Global 4.250% Senior Notes due 2029), dated March 12, 2021, by and among Crocs, Inc., the Guarantors party thereto from time to time and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to Crocs, Inc.'s Current Report on Form 8-K, filed on March 12, 2021).
4.4	Indenture (including Form of Global 4.125% Senior Notes due 2031), dated August 10, 2021, by and among Crocs, Inc. the Guarantors party thereto from time to time and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to Crocs, Inc.'s Current Report on Form 8-K, filed on August 10, 2021).
4.5	First Supplemental Indenture, dated February 17, 2022, by and among Crocs, Inc., Hey Dude LLC, Happy One LLC and Lucky Top Inc. and U.S. Bank Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to Crocs, Inc.'s Current Report on Form 8-K, filed on February 18, 2022).
4.6	First Supplemental Indenture, dated February 17, 2022, by and among Crocs, Inc., Hey Dude LLC, Happy One LLC and Lucky Top Inc. and U.S. Bank Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to Crocs, Inc.'s Current Report on Form 8-K, filed on February 18, 2022).
4.7	Second Supplemental Indenture, dated January 19, 2023, by and among Crocs, Inc., Crocs UK Holdings Limited, Crocs UK Fin Co Limited, Crocs Finance UK Limited, Crocs SG Fin Co. Pte. Ltd. and Crocs Malta Global Ltd. and U.S. Bank Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.7 to Crocs, Inc.'s Annual Report on Form 10-K filed on February 16, 2023).
4.8	Second Supplemental Indenture, dated January 19, 2023, by and among Crocs, Inc., Crocs UK Holdings Limited, Crocs UK Fin Co Limited, Crocs Finance UK Limited, Crocs SG Fin Co. Pte. Ltd. and Crocs Malta Global Ltd. and U.S. Bank Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.8 to Crocs, Inc.'s Annual Report on Form 10-K filed on February 16, 2023).
4.9	Third Supplemental Indenture, dated January 29, 2025, by and among Crocs, Inc., Colorado Footwear Financial Holdings LLC and U.S. Bank Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.9 to Crocs, Inc.'s Annual Report on Form 10-K filed on February 13, 2025).
4.10	Third Supplemental Indenture, dated January 29, 2025, by and among Crocs, Inc., Colorado Footwear Financial Holdings LLC and U.S. Bank Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.10 to Crocs Inc.'s Annual Report on Form 10-K filed on February 13, 2025).

Exhibit Number		Description
4.11		Fourth Supplemental Indenture, dated February 28, 2025, by and among Crocs, Inc., Crocs Europe Financial B.V. and U.S. Bank Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.4 to Crocs, Inc.'s Quarterly Report on Form 10-Q, filed on May 8, 2025).
4.12		Fourth Supplemental Indenture, dated February 28, 2025, by and among Crocs, Inc., Crocs Europe Financial B.V. and U.S. Bank Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.5 to Crocs, Inc.'s Quarterly Report on Form 10-Q, filed on May 8, 2025).
10.1	#	Second Amended and Restated Credit Agreement, dated July 26, 2019, by and among Crocs, Inc., Crocs Retail, LLC, Jibbitz, LLC, Colorado Footwear C.V., Crocs Europe B.V., the lenders named therein, PNC Capital Markets LLC, as sole bookrunner, cosyndication agent and joint lead arranger, Citibank, N.A., Bank of America, N.A. and KeyBank National Association, each as joint lead arranger and co-syndication agent, and PNC Bank, National Association, as a lender and administrative agent (incorporated herein by reference to Exhibit 10.1 to Crocs, Inc.'s Quarterly Report on Form 10-Q, filed August 1, 2019).
10.2	#	First Amendment to Second Amended and Restated Credit Agreement, dated March 26, 2020, among Crocs, Inc., Crocs Retail, LLC, Jibbitz, LLC, the lenders named therein, KeyBank National Association, as syndication agent, and PNC Bank, National Association, as administrative agent (incorporated herein by reference to Exhibit 10.1 to Crocs, Inc.'s Current Report on Form 8-K, filed March 30, 2020).
10.3		Second Amendment to Second Amended and Restated Credit Agreement, dated November 13, 2020, by and among Crocs, Inc., Crocs Retail, LLC, Jibbitz, LLC, Colorado Footwear C.V., Crocs Europe B.V., the lenders named therein, PNC Capital Markets LLC, as sole bookrunner, cosyndication agent and joint lead arranger, Citibank, N.A., Bank of America, N.A. and KeyBank National Association, each as joint lead arranger and co-syndication agent, and PNC Bank, National Association, as a lender and administrative agent (incorporated herein by reference to Exhibit 10.12 to Crocs, Inc.'s Annual Report on Form 10-K, filed February 23, 2021).
10.4		Third Amendment to Second Amended and Restated Credit Agreement, dated July 23, 2021, by and among Crocs, Inc., Crocs Retail, LLC, Jibbitz, LLC, Colorado Footwear C.V., Crocs Europe B.V., the guarantors named therein, the lenders named therein, and PNC Bank, National Association, as administrative agent (incorporated herein by reference herein to Exhibit 10.7 to Crocs, Inc.'s Annual Report on Form 10-K, filed February 16, 2022).
10.5	#	Fourth Amendment to Second Amended and Restated Credit Agreement, dated February 17, 2022, by and among Crocs, Inc., Crocs Retail, LLC, Jibbitz, Inc., Colorado Footwear C.V., Crocs Europe B.V., the guarantors named therein, the lenders named therein, and PNC Bank, National Association, as administrative agent (incorporated herein by reference to Exhibit 10.2 to Crocs, Inc.'s Current Report on Form 8-K, filed on February 18, 2022).
10.6	#	Fifth Amendment to Second Amended and Restated Credit Agreement, dated November 30, 2022, by and among Crocs, Inc., Crocs Retail, LLC, Jibbitz, Inc., Colorado Footwear C.V., Crocs Europe B.V., the guarantors named therein, the lenders named therein, Bank of America, N.A., London Branch, as alternative currency swing loan lender and PNC Bank, National Association, as administrative agent, U.S. dollar swing loan lender and issuing lender (incorporated herein by reference to Exhibit 10.1 to Crocs, Inc.'s Current Report on Form 8-K, filed on December 1, 2022.
10.7	#	Sixth Amendment to Second Amended and Restated Credit Agreement, dated December 4, 2024, by and among Crocs, Inc., Crocs Retail, LLC, Jibbitz, Inc., Colorado Footwear C.V., Crocs Europe B.V., the guarantors named therein, the lenders named therein, and PNC Bank, National Association, as administrative agent (incorporated herein by reference to Exhibit 10.1 to Crocs, Inc.'s Current Report on Form 8-K, filed on December 5, 2024).
10.8	#	Term Loan Credit Agreement, dated February 17, 2022, by and among Crocs, Inc., the lenders from time to time party thereto and Citibank, N.A., as administrative agent (incorporated herein by reference to Exhibit 10.1 to Crocs, Inc.'s Current Report on Form 8-K, filed on February 18, 2022).

Exhibit Number		Description
10.9	#	Refinancing Amendment, dated as of August 8, 2023, by and among Crocs, Inc., a Delaware corporation, the subsidiary guarantors party thereto, Citibank, N.A., as administrative agent, and each of the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Crocs, Inc.'s Current Report on Form 8-K, filed on August 8, 2023).
10.10	#	2024 Refinancing Amendment, dated as of February 13, 2024, by and among Crocs, Inc., a Delaware corporation, the subsidiary guarantors party thereto, Citibank, N.A., as administrative agent, and each of the lenders party thereto (incorporated herein by reference to Exhibit 10.12 to Crocs, Inc.'s Annual Report on Form 10-K, filed on February 15, 2024).
10.11	*	Crocs, Inc. 2015 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Crocs, Inc.'s Current Report on Form 8-K, filed on June 9, 2015).
10.12	*	Crocs, Inc. 2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Crocs, Inc.'s Current Report on Form 8-K, filed on June 11, 2020).
10.13	*	Crocs, Inc. Change of Control Plan (as Amended and Restated) (incorporated herein by reference to Exhibit 10.1 to Crocs, Inc.'s Current Report on Form 8-K, filed on October 4, 2018).
10.14	*	Employment Offer Letter, dated May 13, 2014, between Crocs, Inc. and Andrew Rees (incorporated herein by reference to Exhibit 10.1 to Crocs, Inc.'s Current Report on Form 8-K, filed on May 14, 2014).
10.15	*	Supplement to Offer Letter, dated February 23, 2017, between Crocs, Inc. and Andrew Rees (incorporated herein by reference to Exhibit 10.2 to Crocs, Inc.'s Current Report on Form 8-K, filed on March 1, 2017).
10.16	*	Employment Offer Letter, dated April 30, 2024, between Crocs, Inc. and Susan Healy (incorporated herein by reference to Exhibit 10.1 to Crocs, Inc.'s Current Report on Form 8-K, filed on May 7, 2024).
10.17	*	Andrew Rees Performance-Vested Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.1 to Crocs, Inc.'s Current Report on Form 8-K, filed on June 13, 2018).
10.18	*	Form of Performance-Vested Restricted Stock Award (incorporated herein by reference to Exhibit 10.1 to Crocs, Inc.'s Current Report on Form 8-K, filed on January 13, 2021).
10.19	*	Employment Offer Letter, dated January 28, 2024, between Crocs, Inc. and Anne Mehlman (incorporated herein by reference to Exhibit 10.2 to Crocs, Inc.'s Quarterly Report on Form 10-Q, filed on May 7, 2024).
10.20	*	Employment Offer Letter, dated August 26, 2025, between Crocs, Inc. and Patraic Reagan (incorporated herein by reference to Exhibit 10.1 to Crocs, Inc.'s Current Report on Form 8-K, filed on August 29, 2025).
10.21	*	Employment Offer Letter dated February 16, 2024 between Crocs, Inc. and Terence Reilly (incorporated herein by reference to Exhibit 10.2 to Crocs, Inc.'s Quarterly Report on Form 10-Q, filed on May 8, 2025).
10.22	*	Employment Offer Letter dated May 10, 2023 between Crocs, Inc. and Tom Britt (incorporated herein by reference to Exhibit 10.2 to Crocs, Inc.'s Quarterly Report on Form 10-Q, filed on May 8, 2025).
10.23	*	Employment Offer Letter dated January 18, 2022 between Crocs, Inc. and Adam Michaels (incorporated herein by reference to Exhibit 10.2 to Crocs, Inc.'s Quarterly Report on Form 10-Q, filed on August 7, 2025).
10.24	*	Separation Agreement entered into on May 2, 2025 between Crocs, Inc. and Adam Michaels (incorporated herein by reference to Exhibit 10.2 to Crocs, Inc.'s Quarterly Report on Form 10-Q, filed on August 7, 2025).

Exhibit Number		Description
10.25	*†	Separation Agreement and General Release dated November 3, 2025, between Susan Healy and Crocs, Inc.
19		Securities Trading & Information Disclosure Policy (incorporated herein by reference to Exhibit 19 to Crocs, Inc.'s Annual Report on Form 10-K, filed on February 13, 2025).
21	†	Subsidiaries of the registrant.
23.1	†	Consent of Deloitte & Touche LLP.
31.1	†	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act.
31.2	†	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes- Oxley Act.
32	+	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
97	*	Incentive Compensation Recovery Policy (incorporated herein by reference to Exhibit 97 to Crocs, Inc.'s Annual Report on Form 10-K, filed on February 15, 2024).
101.INS	†	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	†	XBRL Taxonomy Extension Schema Document
101.CAL	†	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	†	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	†	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	†	XBRL Taxonomy Extension Presentation Linkbase Document
104		Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101).

* Compensatory plan or arrangement.

Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to supplementally furnish copies of any omitted schedules and exhibits to the Securities and Exchange Commission upon request.

† Filed herewith.

+ Furnished herewith.

Item 16. Form 10–K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of February 12, 2026.

CROCS, INC.
a Delaware Corporation

By: /s/ ANDREW REES
Name: Andrew Rees
Title: *Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANDREW REES Andrew Rees	Chief Executive Officer and Director (Principal Executive Officer)	February 12, 2026
/s/ PATRAIC REAGAN Patraic Reagan	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 12, 2026
/s/ THOMAS J. SMACH Thomas J. Smach	Chairman of the Board	February 12, 2026
/s/ IAN M. BICKLEY Ian M. Bickley	Director	February 12, 2026
/s/ RONALD L. FRASCH Ronald L. Frasch	Director	February 12, 2026
/s/ CHARISSE FORD HUGHES Charisse Ford Hughes	Director	February 12, 2026
/s/ BETH J. KAPLAN Beth J. Kaplan	Director	February 12, 2026
/s/ JOHN REPLOGLE John Replogle	Director	February 12, 2026
/s/ NEERAJ TOLMARE Neeraj Tolmare	Director	February 12, 2026
/s/ DOUGLAS J. TREFF Douglas J. Treff	Director	February 12, 2026

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

F- 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Crocs, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Crocs, Inc. and subsidiaries (the "Company") as of December 31, 2025, and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and Intangible Assets, net – Impairment of HEYDUDE trademark and the HEYDUDE Brand reporting unit goodwill - Refer to Notes 1 and 4 to the consolidated financial statements

Critical Audit Matter Description

The Company evaluates the carrying value of goodwill and indefinite-lived intangible assets for impairment at least annually or when an interim triggering event has occurred indicating potential impairment. During the second quarter of the fiscal year ended 2025, management identified a triggering event for the HEYDUDE trademark ("trademark") and the HEYDUDE Brand reporting unit ("reporting unit") goodwill. The Company completed quantitative assessments for the trademark and the reporting unit goodwill to compare the estimated fair value of the trademark and reporting unit with their respective carrying values. The Company measures the estimated fair value of the trademark under an income-based approach by using a multi-period excess earnings method and of the reporting unit under an income-based approach by using a discounted cash flow valuation method. Each method requires management to make significant estimates and assumptions related to the forecasted revenue growth rates and market-based discount rate. During the fiscal year ended 2025, the fair value of the trademark and reporting unit did not exceed their carrying values resulting in impairment charges of $430.0 million and $307.0 million, respectively.

Given the significant judgments made by management to estimate the fair value of the trademark and reporting unit, and the difference between their fair values and carrying values, performing auditing procedures to evaluate the reasonableness of management's judgments regarding the business and valuation assumptions utilized in the valuation model, particularly the forecasted revenue growth rates and the selection of the market-based discount rate, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to forecasted revenue growth rates and the market-based discount rate used by management to estimate the fair value of the trademark and reporting unit included the following, among others:

- We tested the design, implementation and operating effectiveness of internal controls over the Company's assumptions related to the selection of the forecasted revenue growth rates and the selection of the market-based discount rate.

- We obtained an understanding of management's key assumptions in developing the forecasted revenue growth rates and the market-based discount rate.

- We assessed the reasonableness of management's forecasted revenue growth rates by comparing to:

    - Historical revenue growth rates

    - Information of certain peer companies

    - Internal communications to management and the Board of Directors

    - Information included in analyst and industry reports

    - Changes in the macroeconomic environment.

- We evaluated whether the forecasted revenue growth rates and market-based discount rate were consistent with evidence obtained in other areas of the audit.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the market-based discount rate by:

    - Testing the source information underlying the determination of the market-based discount rates and testing the mathematical accuracy of the calculation

    - Developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/ Deloitte & Touche LLP

Denver, Colorado
February 12, 2026

We have served as the Company's auditor since 2005.

CROCS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenues	$ 4,040,647	$ 4,102,108	$ 3,962,347
Cost of sales	1,683,592	1,691,850	1,752,337
Gross profit	2,357,055	2,410,258	2,210,010
Selling, general and administrative expenses [1]	1,469,425	1,364,265	1,163,940
Goodwill impairment	307,000	—	—
Asset impairments [1]	431,115	24,082	9,287
Income from operations	149,515	1,021,911	1,036,783
Foreign currency gains (losses), net	9,843	(6,777)	(1,240)
Interest income	1,844	3,484	2,406
Interest expense	(88,287)	(109,264)	(161,351)
Other income (expense), net	63	1,231	(326)
Income before income taxes	72,978	910,585	876,272
Income tax expense (benefit)	154,176	(39,486)	83,706
Net income (loss)	$ (81,198)	$ 950,071	$ 792,566
Net income (loss) per common share:			
Basic	$ (1.50)	$ 16.00	$ 12.91
Diluted	$ (1.50)	$ 15.88	$ 12.79
Weighted average common shares outstanding:			
Basic	54,208	59,381	61,386
Diluted	54,208	59,832	61,952

[1] Amounts for the years ended December 31, 2024, and 2023, have been reclassified to conform to current period presentation.

The accompanying notes are an integral part of these consolidated financial statements.

CROCS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income (loss)	$ (81,198)	$ 950,071	$ 792,566
Other comprehensive income (loss), net of tax:			
Derivatives designated as hedging instruments:			
Unrealized gains (losses) on derivative instruments	(777)	936	(281)
Reclassification adjustment for realized (gains) losses on derivative instruments	(169)	(564)	563
Net increase (decrease) from derivatives designated as hedging instruments	(946)	372	282
Foreign currency gains (losses), net	89,936	(37,249)	7,441
Total comprehensive income, net of tax	$ 7,792	$ 913,194	$ 800,289

The accompanying notes are an integral part of these consolidated financial statements.

CROCS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and par value amounts)

		December 31,		
		2025		**2024**
ASSETS				
Current assets:				
Cash and cash equivalents	$	130,354	$	180,485
Accounts receivable, net of allowances of $28,136 and $31,579, respectively		278,191		257,657
Inventories		368,687		356,254
Income taxes receivable		32,782		4,046
Other receivables		22,082		22,204
Prepaid expenses and other assets		53,787		51,623
Total current assets		885,883		872,269
Property and equipment, net		238,191		244,335
Intangible assets, net		1,324,680		1,777,080
Goodwill		404,689		711,491
Deferred tax assets, net		935,054		872,350
Restricted cash		3,557		3,193
Right-of-use assets		338,669		307,228
Other assets		44,027		24,207
Total assets	$	4,174,750	$	4,812,153
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	266,090	$	264,901
Accrued expenses and other liabilities		300,959		298,068
Income taxes payable		47,308		108,688
Current operating lease liabilities		85,772		68,551
Total current liabilities		700,129		740,208
Deferred tax liabilities, net		882		4,086
Long-term income taxes payable		649,057		595,434
Long-term borrowings		1,230,885		1,349,339
Long-term operating lease liabilities		297,192		283,406
Other liabilities		3,322		3,948
Total liabilities		2,881,467		2,976,421
Commitments and contingencies				
Stockholders' equity:				
Common stock, par value $0.001 per share, 110.7 million and 110.4 million issued, 50.2 million and 56.5 million shares outstanding, respectively		111		110
Treasury stock, at cost, 60.5 million and 53.9 million shares, respectively		(3,040,416)		(2,453,473)
Additional paid-in capital		896,605		859,904
Retained earnings		3,480,638		3,561,836
Accumulated other comprehensive loss		(43,655)		(132,645)
Total stockholders' equity		1,293,283		1,835,732
Total liabilities and stockholders' equity	$	4,174,750	$	4,812,153

The accompanying notes are an integral part of these consolidated financial statements.

CROCS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Total Stock-holders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2022	61,749	$ 110	47,730	$ (1,695,501)	$ 797,614	$ 1,819,199	$ (103,491)	$ 817,931
Share-based compensation	—	—	—	—	29,072	—	—	29,072
Exercises of stock options and issuance of restricted stock units, net of shares withheld for taxes	427	—	147	(17,086)	(1)	—	—	(17,087)
Repurchases of common stock, including excise tax	(1,681)	—	1,681	(176,282)	—	—	—	(176,282)
Net income	—	—	—	—	—	792,566	—	792,566
Other comprehensive income	—	—	—	—	—	—	7,723	7,723
Balance at December 31, 2023	60,495	$ 110	49,558	$ (1,888,869)	$ 826,685	$ 2,611,765	$ (95,768)	$ 1,453,923
Share-based compensation	—	—	—	—	33,053	—	—	33,053
Exercises of stock options and issuance of restricted stock units, net of shares withheld for taxes	289	—	63	(8,239)	166	—	—	(8,073)
Repurchases of common stock, including excise tax	(4,309)	—	4,309	(556,365)	—	—	—	(556,365)
Net income	—	—	—	—	—	950,071	—	950,071
Other comprehensive loss	—	—	—	—	—	—	(36,877)	(36,877)
Balance at December 31, 2024	56,475	$ 110	53,930	$ (2,453,473)	$ 859,904	$ 3,561,836	$ (132,645)	$ 1,835,732
Share-based compensation	—	—	—	—	36,701	—	—	36,701
Exercises of stock options and issuance of restricted stock units, net of shares withheld for taxes	253	1	43	(4,245)	—	—	—	(4,244)
Repurchases of common stock, including excise tax	(6,508)	—	6,508	(582,698)	—	—	—	(582,698)
Net loss	—	—	—	—	—	(81,198)	—	(81,198)
Other comprehensive income	—	—	—	—	—	—	88,990	88,990
Balance at December 31, 2025	50,220	$ 111	60,481	$ (3,040,416)	$ 896,605	$ 3,480,638	$ (43,655)	$ 1,293,283

The accompanying notes are an integral part of these consolidated financial statements.

CROCS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income (loss)	$ (81,198)	$ 950,071	$ 792,566
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	79,282	69,840	54,304
Operating lease cost	104,313	85,130	79,543
Inventory donations	871	812	2,078
Provision for (recovery of) doubtful accounts, net	(190)	1,352	3,568
Share-based compensation	36,701	33,053	29,072
Asset impairments	738,115	24,081	9,287
Deferred taxes	47,093	(254,454)	(410,319)
Other non-cash items [1]	5,931	14,171	3,820
Changes in operating assets and liabilities:			
Accounts receivable, net of allowances	(6,169)	42,587	(13,317)
Inventories	(13,842)	22,055	86,350
Prepaid expenses and other assets	(22,317)	(13,892)	(31,839)
Accounts payable	709	3,951	37,197
Accrued expenses and other liabilities	524	9,971	46,695
Right-of-use assets and operating lease liabilities	(105,293)	(88,772)	(75,107)
Income taxes	(74,099)	92,530	316,546
Cash provided by operating activities	710,431	992,486	930,444
Cash flows from investing activities:			
Purchases of property, equipment, and software	(51,231)	(69,347)	(115,625)
Other	—	—	(46)
Cash used in investing activities	(51,231)	(69,347)	(115,671)
Cash flows from financing activities:			
Proceeds from bank borrowings	819,000	102,156	257,905
Repayments of bank borrowings	(947,000)	(425,405)	(923,703)
Repurchases of common stock, including excise taxes paid	(582,320)	(552,451)	(175,019)
Repurchases of common stock for tax withholding	(4,245)	(8,239)	(17,086)
Other [1]	—	(2,109)	(1,736)
Cash used in financing activities	(714,565)	(886,048)	(859,639)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	5,598	(6,510)	3,078
Net change in cash, cash equivalents, and restricted cash	(49,767)	30,581	(41,788)
Cash, cash equivalents, and restricted cash — beginning of year	183,678	153,097	194,885
Cash, cash equivalents, and restricted cash — end of year	$ 133,911	$ 183,678	$ 153,097
Cash paid for interest	$ 77,684	$ 99,463	$ 151,621
Cash paid for operating leases	104,275	90,943	74,729
Right-of-use assets obtained in exchange for operating lease liabilities, net of terminations	107,717	92,101	120,865
Accrued purchases of property, equipment, and software	6,004	9,517	7,668

[1] Amounts for the years ended December 31, 2024, and December 31, 2023, have been reclassified to conform to current period presentation.

The accompanying notes are an integral part of these consolidated financial statements.

CROCS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise noted in this report, any description of the "Company," "we," "us," or "our" includes Crocs, Inc. and its consolidated subsidiaries within our reportable operating segments and corporate operations. We are engaged in the design, development, worldwide marketing, distribution, and sale of casual lifestyle footwear and accessories for all. We strive to be the global leader in the sale of casual footwear characterized by functionality, comfort, color, and lightweight design.

We have two reportable operating segments: the Crocs Brand and the HEYDUDE Brand. See Note 16 — Operating Segments and Geographic Information for additional information.

Basis of Presentation and Consolidation

Our consolidated financial statements include our accounts and those of our wholly-owned subsidiaries, and they reflect all adjustments which are necessary for a fair statement of results of operations, financial position, and cash flows for the periods presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates, judgments, and assumptions. We believe that the estimates, judgments, and assumptions used to determine certain amounts that affect the financial statements are reasonable, based on information available at the time they are made. Management believes that the estimates, judgments, and assumptions made when accounting for items and matters such as, but not limited to, the allowance for doubtful accounts, customer rebates, sales returns and allowances, impairment assessments and charges, recoverability of long-lived assets, deferred tax assets, valuation allowances, uncertain tax positions, income tax expense, share-based compensation expense, the assessment of lower of cost or net realizable value on inventory, goodwill, indefinite-lived intangible assets, and useful lives assigned to long-lived assets.

Additionally, we are periodically exposed to various contingencies in the ordinary course of conducting our business, including certain litigation, contractual disputes, employee relations matters, various tax or other governmental audits, and trademark and intellectual property matters and disputes. We record a liability for such contingencies to the extent that we conclude their occurrence is probable and the related losses are estimable. If it is reasonably possible that an unfavorable settlement of a contingency could exceed the established liability, we disclose the estimated impact on our liquidity, financial condition, and results of operations, if practicable. As the ultimate resolution of contingencies is inherently unpredictable, these assessments can involve a series of complex judgments about future events including, but not limited to, court rulings, negotiations between affected parties, and governmental actions. As a result, the accounting for loss contingencies relies heavily on management's judgment in developing the related estimates and assumptions. See Note 15 — Commitments and Contingencies and Note 17 — Legal Proceedings for additional information regarding our contingencies and legal proceedings.

To the extent there are differences between these estimates and actual results, our consolidated financial statements may be materially affected.

Reclassifications

We have reclassified certain amounts on the consolidated statements of operations, consolidated statements of cash flows, Note 8 — Derivative Financial Instruments, and in Note 13 — Income Taxes to conform to current period presentation.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly-liquid investments with maturities of three months or less at the date of purchase. We report receivables from credit card companies in cash and cash equivalents.

Accounts Receivable, Net

Accounts receivable are recorded at invoiced amounts, net of reserves and allowances. We reduce the carrying value for estimated uncollectible accounts based on a variety of factors including the length of time receivables are past due, economic trends and conditions affecting our customer base, and historical collection experience. Specific provisions are recorded for individual receivables when we become aware of a customer's inability to meet its financial obligations. We write off accounts receivable to the reserves when they are deemed uncollectible or, in certain jurisdictions, when legally able to do so.

The following table summarizes the changes in allowance doubtful accounts for the periods presented:

	2025		2024		2023
	(in thousands)				
Beginning balance - January 1	$	12,649	$	13,627	$	10,513
Provision for (recovery of) doubtful accounts, net		(190)		1,352		3,568
Deductions [1]		(1,282)		(2,330)		(454)
Ending balance - December 31	$	11,177	$	12,649	$	13,627

[1] Deductions for allowance for doubtful accounts primarily include accounts written off.

Inventories

Inventories are comprised of finished goods, are stated at the lower of cost or net realizable value, and are recognized using the first-in-first-out method of inventory costing. We estimate the market value of inventory based on an analysis of historical sales trends of our individual product lines, the impact of market trends and economic conditions, and a forecast of future demand, giving consideration to the value of current orders in-house for future sales of inventory, as well as plans to sell discontinued or end-of-life inventory through our outlet stores, among other off-price channels. Estimates may differ from actual results due to the quantity, quality, and mix of products in inventory, consumer and retailer preferences, and market conditions. If the estimated net realizable value is less than its carrying value, the carrying value is adjusted to the net realizable value, and the difference is recorded in 'Cost of sales' in our consolidated statements of operations.

Reserves for the risk of physical loss of inventory at retail stores are estimated based on historical experience and are adjusted based upon physical inventory counts, and they are recorded within 'Cost of sales' in our consolidated statements of operations.

Property and Equipment, Net

Property, equipment, furniture, and fixtures are stated at original cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful asset lives. The useful lives are reviewed periodically and typically range from 2 to 10 years for machinery and equipment and furniture, fixtures and others. Leasehold improvements are stated at cost and amortized on a straight-line basis over their estimated economic useful lives or the lease term, whichever is shorter. Costs of enhancements or modifications that substantially extend the capacity or useful life of an asset are capitalized and depreciated accordingly. Ordinary repairs and maintenance are expensed as incurred. Depreciation of warehouse- and distribution-related assets is included in 'Cost of sales' in our consolidated statements of operations. Depreciation related to retail store, corporate, and non-product assets is included in 'Selling, general and administrative expenses' in our consolidated statements of operations. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from our consolidated balance sheets, and the resulting gain or loss, if any, is reflected in 'Income from operations' in the consolidated statements of operations.

Goodwill and Other Intangible Assets, Net

We evaluate the carrying value of our goodwill and indefinite-lived intangible assets for impairment at the reporting unit level at least annually or when an interim triggering event has occurred indicating potential impairment. Any impairment recorded is reflected as a non-cash adjustment to net income (loss) within cash flows from operating activities in the consolidated statements of cash flows.

When performing our annual test for impairment, we may assess goodwill and indefinite-lived intangible assets for potential impairment using either a qualitative or quantitative assessment. Significant judgments and assumptions are required in such impairment evaluations. For the quantitative assessments, we compare the estimated fair values of the trademark and reporting unit with their respective carrying values. If the carrying value of the trademark or reporting unit exceeds its estimated fair value, an impairment charge is recorded.

We continuously monitor the performance of our definite-lived intangible assets, which includes software, customer relationships, patents, copyrights, and certain trademarks, and evaluate for impairment when evidence exists that certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Significant judgments and assumptions are required in such impairment evaluations. Definite-lived intangible assets are stated at cost, less accumulated amortization. Amortization is recorded using the straight-line method over the estimated lives of the assets.

We amortize our customer relationships on a straight-line basis over a useful life of 15 years. Amortization for patents, copyrights, and trademarks is provided using the straight-line method over the estimated useful asset lives, which are reviewed periodically and typically range from 7 to 25 years.

Internal-Use Software and Cloud Computing Arrangements

We capitalize direct costs of materials and services used in the development and purchase of internal-use software. Amounts capitalized are amortized on a straight-line basis over a period of 2 to 8 years and are reported as a component of 'Intangible assets, net' in the consolidated balance sheets.

We also capitalize certain costs incurred during the application development stage of implementation of internal-use software in cloud computing arrangements. Amounts capitalized are amortized on a straight-line basis over the expected length of the related contract and are reported as a component of 'Other assets' in the consolidated balance sheets.

Amortization of capitalized software used in warehouse- and distribution-related activities is included in 'Cost of sales' in the consolidated statements of operations. Amortization related to corporate and non-product, assets, such as our global information systems, is included in 'Selling, general, and administrative expenses' in the consolidated statements of operations.

Restricted Cash

Restricted cash primarily consists of funds to secure certain retail store leases, certain customs requirements, and other contractual arrangements.

Leases

Our lease portfolio consists primarily of real estate assets, which includes retail, warehouse, distribution center, and office spaces, under operating leases expiring at various dates through 2037. Leases with an original term of twelve months or less are not reported in the consolidated balance sheets; expense for these short-term leases is recognized on a straight-line basis over the lease term.

Many leases include one or more options to renew, with renewal terms that, if exercised by us, may extend the lease term. The exercise of these renewal options is at our discretion. When assessing the likelihood of a renewal or termination, we consider the significance of leasehold improvements, availability of alternative locations, and the cost of relocation or replacement, among other factors. The depreciable lives of leasehold improvements are the shorter of the useful lives of the improvements or the expected lease term. We determine the lease term for each lease based on the terms of each contract and factor in renewal and early termination options if such options are reasonably certain to be exercised. We do not generally believe such options are reasonably certain, and therefore, we have excluded them from the recorded right-of-use assets and operating lease liabilities.

Due to our centralized treasury function, we utilize a portfolio approach to discount our lease obligations. We assess the expected lease term at lease inception and discount the lease using a fully-secured annual incremental borrowing rate, adjusted for time value corresponding with the expected lease term.

Certain of our retail store leases include rental payments based upon a percentage of retail sales in excess of a minimum fixed rental. In some cases, there is no fixed minimum rental, and the entire rental payment is based upon a percentage of sales. In addition, certain leases include rental payments adjusted periodically for changes in price level indices. We recognize expense for these types of payments as incurred and report them as variable lease expense. See Note 6 — Leases for additional information.

Derivative Financial Instruments

We transact business in various foreign entities and are therefore exposed to foreign currency exchange rate risk that impacts the reported U.S. Dollar ("USD") amounts of revenues, expenses, and certain foreign currency monetary assets and liabilities.

In order to manage exposure to fluctuations in foreign currency and to reduce the volatility in earnings caused by fluctuations in foreign exchange rates, we may enter into forward contracts to buy and sell foreign currency. By policy, we do not enter into these contracts for trading purposes or speculation.

Counterparty default risk is considered low because the forward contracts we enter into are over-the-counter instruments transacted with highly-rated financial institutions. We were not required to and did not post collateral as of December 31, 2025, or 2024.

Our derivative instruments are recorded at fair value as a derivative asset or liability in the consolidated balance sheets within either 'Prepaid expenses and other assets' or 'Accrued expenses and other liabilities' at December 31, 2025, and 2024. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain components of its risk, even though hedge accounting does not apply, or we elect not to apply hedge accounting.

We report derivative instruments with the same counterparty on a net basis when a master netting arrangement is in place. For the consolidated statements of cash flows, we classify cash flows from derivative instruments at settlement in the same category as the cash flows from the related hedged items within 'Cash provided by operating activities.'

As of December 31, 2025, we have derivatives not designated as hedging instruments ("non-hedged derivatives"), which consist of foreign currency forward contracts primarily used to hedge monetary assets and liabilities denominated in non-functional currencies. For our non-hedged derivatives, changes in fair value are recognized within 'Foreign currency gains (losses), net' in the consolidated statements of operations.

We also have cash flow hedges ("hedged derivatives") as of December 31, 2025. We are exposed to fluctuations in various foreign currencies against our functional currency, the USD. Specifically, we have subsidiaries that transact in currencies other than their functional currency. We use cash flow hedges to minimize the variability in cash flows caused by fluctuations in foreign currency exchange rates related to our external sales and external purchases of inventory. Currency forward agreements involve fixing the exchange rates for delivery of a specified amount of foreign currency on a specified date. The currency forward agreements are typically cash settled in USD for their fair value at or close to their settlement date. We may also use currency option contracts under which we will pay a premium for the right to sell a specified amount of a foreign currency prior to the maturity date of the option.

For derivatives designated and that qualify as cash flow hedges of foreign exchange risk, the gain or loss on the derivative is recorded in 'Accumulated other comprehensive loss' in the consolidated balance sheets. In the period during which the hedged transaction affects earnings, the related gain or loss is subsequently reclassified to 'Revenues' or 'Cost of sales' in the consolidated statement of operations, which is consistent with the nature of the hedged transaction.

See Note 8 — Derivative Financial Instruments for further information on derivative financial instruments.

Other Comprehensive Income (Loss)

Our foreign subsidiaries generally use their foreign currency as their functional currency. Functional currency assets and liabilities are translated into USD using exchange rates in effect at the balance sheet date, and revenues and expenses are translated at average exchange rates during the period. Resulting translation gains and losses are reported in other comprehensive income (loss), until the substantial liquidation of a subsidiary, at which time accumulated translation gains or losses are reclassified into net income.

Revenues

Revenues are recognized in the amount expected to be received in exchange for when control of the products transfers to customers and excludes various forms of promotions, which range from contractually-fixed percentage price reductions to sales returns, discounts, rebates, and other incentives that may vary in amount, must be estimated, and are reported as a reduction in revenues. Variable amounts are estimated based on an analysis of historical experience and adjusted as better estimates become available. During the years ended December 31, 2025, 2024, and 2023, we recognized no changes to estimates for wholesale or direct-to-consumer revenues.

We have also elected to expense incremental costs to obtain customer contracts, consisting primarily of commission incentives, when incurred because the related amortization period is less than one year. These costs are reported within 'Selling, general and administrative expenses' in our consolidated statements of operations.

The following is a description of our principal revenue-generating activities by distribution channel. We have two reportable operating segments and sell our products using two primary distribution channels. For more detailed information about reportable operating segments, see Note 16 — Operating Segments and Geographic Information.

Wholesale Channel

For the majority of wholesale customers, control transfers and revenues are recognized when the product is shipped or delivered from a manufacturing facility or distribution center to the wholesale customer. In certain cases, control of the product transfers and revenues are recognized when the customer receives the product at the designated delivery point. For certain customers, primarily in international markets, cash payment is required in advance of delivery and revenues continue to be recognized upon the transfer of control to the customer. We may accept returns from our wholesale customers, on an exception basis, to ensure that our products are merchandised in the proper assortments and may provide markdown allowances at our sole discretion to key wholesalers and distributors to facilitate sales of slower moving products. Wholesale revenues are reduced by estimates of returns and allowances based on historical experience, and adjustments to our estimates are made when the expected value changes.

We have arrangements that grant certain wholesale customers exclusive licenses, concurrent with the terms of the related distribution agreements, to use our intellectual property in exchange for a sales-based royalty. Sales-based royalty revenues are recognized over the terms of the related license agreements as sales are made by the wholesalers.

Direct-to-Consumer Channel

Direct-to-consumer revenues consist of sales generated through our company-operated retail stores and company-operated e-commerce websites and third-party e-commerce marketplaces. We transfer control of products and recognize revenues at company-operated retail stores at the point of sale, in exchange for cash or other payment. For sales made through company-operated e-commerce websites and third-party e-commerce marketplaces, we transfer control and recognize revenues when the product is shipped from the distribution centers, the point at which payment, primarily through debit and credit card and other e-payment methods, is made. A portion of the transaction price charged to our customers is variable, primarily due to returns. When recognizing revenues, the amount of revenues associated with expected sales returns is estimated based on historical experience, and adjustments to our estimates are made when the most likely amount of consideration we expect to receive changes.

For additional information about revenues, see Note 11 — Revenues.

Shipping and Handling Costs and Fees

Shipping and handling costs are expensed as incurred and are included in 'Cost of sales' in the consolidated statements of operations. Shipping and handling fees billed to customers are included in revenues.

Taxes Assessed by Governmental Authorities

Taxes assessed by governmental authorities that are directly imposed on a revenue transaction, including value added tax, are recorded on a net basis and are therefore excluded from revenues.

Cost of Sales

Our cost of sales includes costs incurred to design, produce, procure, and ship our footwear. These costs include our raw materials, both direct and indirect labor, shipping and handling including freight costs, utilities, maintenance costs, licensing fees, depreciation, amortization, packaging, and other warehouse and distribution overhead and costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of labor and outside services, rent expense, bad debt expense, legal costs, amortization of intangible assets, as well as certain depreciation costs related to corporate and non-product assets and share-based compensation. Selling, general and administrative expenses also include costs for our marketing and sales organizations, and other functions including finance, legal, human resources, and information technology.

Our selling, general and administrative expenses include media advertising (television, radio, print, social, digital), tactical advertising (signs, banners, point-of-sale materials), and promotional costs. Advertising production costs are expensed when the advertising is first run. Advertising communication costs are expensed in the periods that the communications occur. Certain of our promotional expenses result from payments under endorsement contracts. Endorsement-related expenses are recognized as performance is received over the term of each endorsement agreement.

Total marketing expenses, inclusive of advertising, production, promotion, and agency expenses, including variable marketing expenses, were $393.7 million, $377.5 million, and $317.4 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Research, Design and Development Expenses

We continue to dedicate resources to product design and development based on opportunities we identify in the marketplace. We incurred expenses of $29.6 million, $25.6 million, and $21.4 million in research, design, and development activities for the years ended December 31, 2025, 2024, and 2023, respectively, which are expensed as incurred and are reported in 'Selling, general and administrative expenses' in the consolidated statements of operations.

Share-Based Compensation

Restricted Stock Awards ("RSAs") and Restricted Stock Units ("RSUs")

We grant RSAs, service-condition RSUs, performance-condition RSUs, and market-condition RSUs. The grant date fair values of RSAs, service-condition RSUs, and performance-condition RSUs are based on the closing market price of our common stock on the grant date; the grant date fair value and derived service period of market-condition RSUs are estimated using a Monte Carlo simulation valuation model. Our service-condition RSUs vest based on continued service; our performance-condition RSUs vest based on achievement of the performance goals, certification of performance achievement by the Compensation Committee of the Board of Directors, and continued service; and our market-condition RSUs vest based on the achievement of weighted performance goals, to which a relative total shareholder return modifier will be applied, and continued service. Compensation expense, net of forfeitures, is recognized on a straight-line basis over the requisite service period. For performance-condition RSUs, compensation expense is updated for our expected performance level against performance goals at the end of each reporting period, which involves judgment as to the achievement of certain performance metrics.

See Note 12 — Share-Based Compensation for additional information related to share-based compensation.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are evaluated for impairment when events or circumstances indicate the carrying value of a long-lived asset or asset group is less than the undiscounted cash flows from its use and eventual disposition over its remaining economic life. We assess recoverability by comparing the sum of projected undiscounted cash flows from the use and eventual disposition over the remaining economic life of a long-lived asset or asset group to its carrying value, and record a loss from impairment if the carrying value is more than its undiscounted cash flows. For customer relationships, impairment testing is performed at the HEYDUDE Brand asset group level. For assets involved in our retail businesses, the asset group is at the retail store level. As retail store performance will vary in new and existing markets due to many factors, including maturity of the market and brand recognition, we periodically evaluate the fixed assets, leasehold improvements, and right-of-use assets related to our retail locations for impairment. For all other long-lived assets, we perform impairment testing at the asset group level for which separately identifiable cash flows are available. Assets or asset groups to be abandoned are written down to zero in the period it is determined they will no longer be used and are removed entirely from service. See Note 3 — Property and Equipment, Net, Note 4 — Goodwill and Intangible Assets, Net, and Note 6 — Leases for a discussion of impairment losses recorded during the periods presented.

Foreign Currency Gains (Losses), Net

Foreign currency gains (losses), net includes realized and unrealized foreign exchange gains and losses resulting from remeasurement and settlement of foreign-currency transactions denominated in a currency other than the functional currency of an entity and realized and unrealized gains and losses on forward foreign currency exchange derivative contracts that do not qualify for hedge accounting.

Other Income (Expense), Net

Other income (expense), net primarily includes gains and losses associated with activities not directly related to making and selling footwear.

Income Taxes

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. We provide for income taxes at the current and future enacted tax rates and laws applicable in each taxing jurisdiction. We account for the tax effects of global intangible low-taxed income ("GILTI") as a component of income tax expense in the period the tax arises, to the extent applicable. We use a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. We recognize interest and penalties related to income tax matters in income tax expense in the consolidated statements of operations. See Note 13 — Income Taxes for further discussion.

Earnings per Share

Basic and diluted earnings per common share ("EPS") is presented using the treasury stock method. Diluted EPS reflects the potential dilution to common shareholders from securities that could share in our earnings and is calculated by adjusting weighted average outstanding shares, assuming conversion of all potentially dilutive stock options and awards. Anti-dilutive securities are excluded from diluted EPS. See Note 14 — Earnings per Share for additional information.

Fair Value

U.S. GAAP for fair value establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach, and cost approach). We utilize a combination of market and income approaches to value derivative instruments. Our financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy. The three levels of the hierarchy and the related inputs are as follows:

Level	Inputs
1	Unadjusted quoted prices in active markets for identical assets and liabilities.
2	Unadjusted quoted prices in active markets for similar assets and liabilities;
	Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active; or
	Inputs other than quoted prices that are observable for the asset or liability.
3	Unobservable inputs for the asset or liability.

We categorize fair value measurements within the fair value hierarchy based upon the lowest level of the most significant inputs used to determine fair value.

Our non-financial assets, which primarily consist of property and equipment, right-of-use assets, goodwill, and other intangible assets, are not required to be carried at fair value on a recurring basis and are reported at carrying value. However, on a periodic basis or whenever events or changes in circumstances indicate that their carrying value may not be fully recoverable (and at least annually for goodwill and indefinite-lived intangible assets), non-financial instruments are assessed for impairment and, if applicable, written down to and recorded at fair value. See Note 7 — Fair Value Measurements for further discussion related to estimated fair value measurements.

2. RECENT ACCOUNTING PRONOUNCEMENTS

New Accounting Pronouncement Adopted

Income Taxes: Improvements to Income Tax Disclosure

In December 2023, the Financial Accounting Standards Board ("FASB") issued authoritative guidance related to the disclosure of rate reconciliation and income taxes paid. This guidance became effective for annual periods beginning after December 15, 2024 and allows for prospective or retrospective adoption. We adopted on a prospective basis. The standard has been adopted and the rate reconciliation and cash paid for income taxes, net of refunds, have been updated within the notes to our consolidated financial statements. There is not a material impact on our consolidated financial statements. See Note 13 — Income Taxes for additional information regarding our tax disclosures.

New Accounting Pronouncements Not Yet Adopted

Disaggregation of Income Statement Expenses

In November 2024, with subsequent clarification in January 2025, the FASB issued authoritative guidance related to the disclosure of disaggregation of income statement expenses. This guidance becomes effective for annual periods beginning after December 15, 2026, with early adoption permitted and should be applied on a prospective basis. We do not expect this standard to have a material impact on our consolidated financial statements, but it will require increased disclosures within the notes to our consolidated financial statements.

Other new pronouncements issued but not effective until after December 31, 2025, are not expected to have a material impact on our consolidated financial statements.

3. PROPERTY AND EQUIPMENT, NET

'Property and equipment, net' consists of the following:

	December 31,	
	2025	**2024**
	(in thousands)	
Machinery and equipment	$ 204,034	$ 190,134
Leasehold improvements	190,436	156,091
Furniture, fixtures, and other	50,433	40,702
Construction-in-progress	3,161	10,863
Property and equipment	448,064	397,790
Less: Accumulated depreciation and amortization	(209,873)	(153,455)
Property and equipment, net	$ 238,191	$ 244,335

Asset Retirement Obligations

We are contractually obligated, under certain of our lease agreements, to restore certain retail and office facilities back to their original condition. At lease inception, the estimated fair value of these liabilities is recorded along with a related asset. Asset retirement obligations were not significant to the consolidated balance sheets in the years ended December 31, 2025, or 2024.

Depreciation and Amortization Expense

Depreciation and amortization expense related to property and equipment, reported in 'Cost of sales' and 'Selling, general and administrative expenses' was:

	Year Ended December 31,					
	2025		2024		2023	
	(in thousands)					
Cost of sales	$	21,866	$	20,673	$	18,809
Selling, general and administrative expenses		33,845		26,233		12,876
Total depreciation and amortization expense	$	55,711	$	46,906	$	31,685

Disposals of Property and Equipment and Intangible Assets

During the years ended December 31, 2025, 2024, and 2023, we recognized net losses on disposals of property and equipment and intangible assets of $1.1 million, $1.0 million, and $0.4 million, respectively. Gains and losses on disposals of property and equipment and intangible assets are included in 'Selling, general and administrative expenses' and 'Cost of sales' in the consolidated statements of operations.

Additionally, we impaired our leasehold improvement assets for our former corporate headquarters in the year ended December 31, 2023, as described in Note 8 — Fair Value Measurements.

4. GOODWILL AND INTANGIBLE ASSETS, NET

During the second quarter of the fiscal year ended 2025, there was a triggering event for the HEYDUDE Brand indefinite-lived intangible assets (which consists solely of the HEYDUDE trademark) (the "trademark") and the HEYDUDE Brand reporting unit (the "reporting unit") goodwill. The triggering event was due to downward revisions during the second quarter of the fiscal year ended 2025, to our internal HEYDUDE Brand forecast as a result of the extended time we believed it would take us to stabilize the HEYDUDE Brand and return it to growth. This was partly due to the current and projected impact of a weak U.S. consumer and the disproportionate impact of tariffs on HEYDUDE Brand products, which became evident in the second quarter of the fiscal year ended 2025. As a result, we completed quantitative assessments for the trademark and the reporting unit goodwill in the second quarter of the fiscal year ended 2025.

For the quantitative assessments, we compared the estimated fair values of the trademark and reporting unit with their respective carrying values. If the carrying value of the trademark or reporting unit exceeded the estimated fair value, an impairment charge was recorded. The quantitative assessments for the trademark and reporting unit goodwill were performed by management with the assistance of third-party valuation specialists.

The quantitative assessment of the trademark was performed using the Multi-Period Excess Earnings approach. The primary assumptions developed by management and used in the assessment included annual revenue growth rates averaging approximately 8%, projected earnings before interest, taxes, depreciation, and amortization ("EBITDA") margins averaging approximately 20%, and a market-based discount rate of 15.0%, which was based on, most significantly, a risk-free rate of return, an equity market risk premium, and a company-specific risk premium. The estimated fair value of the trademark did not exceed its carrying value. In the second quarter of the fiscal year ended 2025, we recorded an impairment charge of $430.0 million within 'Asset impairments' in our condensed consolidated statements of operations related to the trademark, after which the estimated fair value equaled its carrying value. This impairment charge reflects lower than previously expected annual revenue growth rates and EBITDA as well as increases in market-based discount rates, specifically the risk-free rate of return, when compared to those used in our most recent annual impairment test completed prior to the second quarter of 2025.

We performed the quantitative assessment for the reporting unit goodwill using the discounted cash flow method. The primary assumptions developed by management and used in the assessment included annual revenue growth rates, projected EBITDA margins, and a market-based discount rate. The estimated fair value of the reporting unit goodwill did not exceed its carrying value. In the second quarter of the fiscal year ended 2025, we recorded an impairment charge of $307.0 million within 'Goodwill impairment' in our condensed consolidated statements of operations related to the reporting unit goodwill, after which the estimated fair value equaled its carrying value. This impairment charge reflects lower than previously expected annual revenue growth rates and EBITDA as well as increases in market-based discount rates, specifically the risk-free rate of return, when compared to those used in our most recent annual impairment test completed in the fourth quarter of 2024.

For the year ended December 31, 2025, we also performed a quantitative assessment for the HEYDUDE Brand reporting unit goodwill and the HEYDUDE Brand indefinite-lived intangible assets as of the first day of the fourth quarter, which is our annual impairment testing date. The estimated fair values of the HEYDUDE Brand reporting unit goodwill and indefinite-lived trademark exceeded their carrying values. For the year ended December 31, 2024, we performed a quantitative assessment for the HEYDUDE Brand reporting unit goodwill and the HEYDUDE Brand indefinite-lived intangible assets, which indicated the estimated fair values exceeded their carrying values. For the year ended December 31, 2023, we performed a qualitative and quantitative assessment for the HEYDUDE Brand reporting unit goodwill, and we performed a quantitative assessment for the HEYDUDE Brand indefinite-lived intangible assets, each of which indicated the estimated fair values exceeded their carrying values. Additionally for the years ended December 31, 2025, 2024, and 2023, we performed a qualitative assessment for the goodwill in our Crocs Brand reporting unit, which indicated that it was more likely than not that the estimated fair value exceeded its carrying value.

We did not record any impairment charges in the years ended December 31, 2024, or 2023, based on the results of our goodwill and indefinite-lived intangible assets impairment testing, and we did not record any additional impairment charge based on the results of the annual 2025 goodwill and indefinite-lived intangible assets impairment testing.

Goodwill

The changes in goodwill for the years ended December 31, 2025, and 2024, were:

| | | Goodwill | |
	Crocs Brand	HEYDUDE Brand	Total
		(in thousands)	
Net Goodwill at December 31, 2023	$ 1,553	$ 710,035	$ 711,588
Changes during the year ended December 31, 2024			
Foreign currency translation	(96)	(1)	(97)
Impairment	—	—	—
Gross goodwill at December 31, 2024	2,226	710,034	712,260
Accumulated impairment	(769)	—	(769)
Net goodwill at December 31, 2024	1,457	710,034	711,491
Changes during the year ended December 31, 2025			
Foreign currency translation	198	—	198
Impairment	—	(307,000)	(307,000)
Gross goodwill at December 31, 2025	2,424	710,034	712,458
Accumulated impairment	(769)	(307,000)	(307,769)
Net goodwill at December 31, 2025	$ 1,655	$ 403,034	$ 404,689

Intangible Assets, Net

'Intangible assets, net' reported in the consolidated balance sheets consist of the following:

	December 31, 2025				December 31, 2024			
	Gross	Accumulated Amortization	Accumulated Impairment	Net	Gross	Accumulated Amortization	Accumulated Impairment	Net
				(in thousands)				
Intangible assets subject to amortization:								
Capitalized software	$ 145,954	$(126,000)	$ —	$ 19,954	$ 139,569	$(117,001)	$ —	$ 22,568
Customer relationships	210,000	(54,250)	—	155,750	210,000	(40,250)	—	169,750
Patents, copyrights, and trademarks	9,767	(4,240)	—	5,527	4,916	(3,791)	—	1,125
Intangible assets not subject to amortization:								
HEYDUDE trademark	1,570,000	—	(430,000)	1,140,000	1,570,000	—	—	1,570,000
In progress	2,676	—	—	2,676	12,644	—	—	12,644
Other	773	—	—	773	993	—	—	993
Total	$1,939,170	$(184,490)	$(430,000)	$1,324,680	$1,938,122	$(161,042)	$ —	$1,777,080

At December 31, 2025, the weighted average useful life of intangibles subject to amortization was approximately 13.8 years.

Amortization Expense

Amortization expense related to definite-lived intangible assets, reported in 'Cost of sales' and 'Selling, general and administrative expenses' was:

	Year Ended December 31,		
	2025	2024	2023
	(in thousands)		
Cost of sales	$ 2,223	$ 2,395	$ 3,080
Selling, general and administrative expenses	21,348	20,539	19,539
Total amortization expense	$ 23,571	$ 22,934	$ 22,619

Estimated future annual amortization expense of intangible assets is:

	As of December 31, 2025
	(in thousands)
2026	$ 22,507
2027	20,409
2028	18,486
2029	16,696
2030	14,889
Thereafter	88,244
Total	$ 181,231

5. ACCRUED EXPENSES AND OTHER LIABILITIES

Amounts reported in 'Accrued expenses and other liabilities' in the consolidated balance sheets were:

	December 31,			
	2025		**2024**	
	(in thousands)			
Accrued compensation and benefits	$	88,242	$	81,265
Professional services		53,331		64,683
Fulfillment, freight, and duties		39,720		38,752
Return liabilities		37,960		34,255
Sales/use and value added taxes payable		23,068		17,330
Other		58,638		61,783
Total accrued expenses and other liabilities	$	300,959	$	298,068

6. LEASES

Right-of-Use Assets and Operating Lease Liabilities

Amounts reported in the consolidated balance sheets were:

	December 31,			
	2025		**2024**	
	(in thousands)			
Assets:				
Right-of-use assets	$	338,669	$	307,228
Liabilities:				
Current operating lease liabilities	$	85,772	$	68,551
Long-term operating lease liabilities		297,192		283,406
Total operating lease liabilities	$	382,964	$	351,957

Lease Costs and Other Information

Lease-related costs reported within 'Cost of sales' and 'Selling, general and administrative expenses' were:

	Year Ended December 31,			
	2025		**2024**	
	(in thousands)			
Operating lease cost	$	104,313	$	85,130
Short-term lease cost		11,455		12,051
Variable lease cost		45,405		48,402
Total lease costs	$	161,173	$	145,583

The weighted average remaining lease term and discount rate related to our lease liabilities as of December 31, 2025, were 5.5 years and 6.6%, respectively. As of December 31, 2024, the weighted average remaining lease term and discount rate related to our lease liabilities were 6.2 years and 6.5%, respectively.

During the years ended December 31, 2024, and 2023, we also impaired certain right-of-use assets as described in Note 7 — Fair Value Measurements.

Maturities

The maturities of our operating lease liabilities were:

	As of December 31, 2025
	(in thousands)
2026	$ 98,450
2027	91,560
2028	73,371
2029	58,487
2030	43,158
Thereafter	95,745
Total future minimum lease payments	460,771
Less: imputed interest	(77,807)
Total operating lease liabilities	$ 382,964

7. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

The financial assets and liabilities that are measured and recorded at fair value on a recurring basis consist of our derivative instruments. Our derivative instruments are forward foreign currency exchange contracts. We manage credit risk of our derivative instruments on the basis of our net exposure with our counterparty. All of our derivative instruments are classified as Level 2 of the fair value hierarchy and are reported in the consolidated balance sheets within either 'Prepaid expenses and other assets' or 'Accrued expenses and other liabilities' at December 31, 2025, and 2024, netted by counterparty. The fair values of our derivative instruments were an insignificant asset and an insignificant liability at December 31, 2025, and an insignificant asset and an insignificant liability at December 31, 2024. See Note 8 — Derivative Financial Instruments for more information.

The carrying amounts of our cash, cash equivalents, and restricted cash approximate their fair value and are classified as Level 1 of the fair value hierarchy. The carrying amounts of our accounts receivable, accounts payable, and current accrued expenses and other liabilities approximate their fair value as recorded due to the short-term maturity of these instruments and are classified as Level 2 of the fair value hierarchy.

Our borrowing instruments are recorded at their carrying values in the consolidated balance sheets, which may differ from their respective fair values. The Term Loan B Facility, as described in more detail in Note 9 — Borrowings, is classified as Level 1 of the fair value hierarchy. The Notes (as defined below) are also classified as Level 1 of the fair value hierarchy and are reported in our consolidated balance sheet at face value, less unamortized issuance costs. The fair value of our Revolving Facility (as defined below) approximates its carrying value at December 31, 2025, and 2024, based on interest rates currently available to us for similar borrowings. The carrying values and fair values of our borrowing instruments as of December 31, 2025, and 2024, were:

	December 31, 2025		December 31, 2024	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)			
Term Loan B Facility	$ 500,000	$ 504,063	$ 500,000	$ 503,125
2029 Notes	350,000	339,304	350,000	323,780
2031 Notes	350,000	323,971	350,000	305,610
Revolving Facility	62,000	62,000	190,000	190,000

Non-Financial Assets and Liabilities

Our non-financial assets, which primarily consist of property and equipment, right-of-use assets, goodwill, trademarks, customer relationships, and other intangible assets, are not required to be carried at fair value on a recurring basis and are reported at carrying value.

The fair values of these assets were determined based on Level 3 measurements, including estimates of the amount and timing of future cash flows based upon historical experience, expected market conditions, and management's plans. We recorded impairments within 'Goodwill impairment' and 'Asset impairments' in our consolidated statements of operations as follows:

	Year Ended December 31,		
	2025	2024	2023
	(in thousands)		
Indefinite-lived trademark impairment [1]	$ 430,000	$ —	$ —
Goodwill impairment [1]	307,000	—	—
Information technology systems impairment [2]	1,115	18,172	—
Leasehold improvement assets impairment [3]	—	—	1,007
Right-of-use assets impairment [3] [4]	—	5,909	8,280
Total asset impairments	$ 738,115	$ 24,081	$ 9,287

[1] During the year ended December 31, 2025, we recognized impairment charges of $430.0 million and $307.0 million related to our indefinite-lived HEYDUDE trademark and HEYDUDE Brand reporting unit goodwill, respectively. Refer to Note 3 — Goodwill and Intangible Assets, Net for additional information.

[2] During the year ended December 31, 2025, we recognized an impairment of $1.1 million related to the discontinuation of an information technology project. During the year ended December 31, 2024, we recognized an impairment charge for information technology systems related to the HEYDUDE integration of $17.4 million to prepaid assets and $0.8 million to intangible assets.

[3] During the year ended December 31, 2023, we recognized an impairment of $9.3 million for our former corporate headquarters in Broomfield, Colorado.

[4] During the year ended December 31, 2024, we recognized an impairment of $5.5 million for our former HEYDUDE Brand warehouses in Las Vegas, Nevada, and $0.4 million for our former Crocs Brand warehouse in Oudenbosch, the Netherlands.

8. DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2025, we have derivatives not designated as hedging instruments ("non-hedged derivatives"), which consist of foreign currency forward contracts primarily used to hedge monetary assets and liabilities denominated in non-functional currencies, and cash flow hedges ("hedged derivatives"), which are used to minimize the variability in cash flows caused by fluctuations in foreign currency exchange rates related to our external sales and external purchases of inventory. During the years ended December 31, 2025, December 31, 2024, and December 31, 2023, there was a gain of $0.2 million, a gain of $0.8 million, and a loss of $0.8 million, respectively, recognized due to reclassification from 'Accumulated other comprehensive loss' to 'Revenues' or 'Cost of sales' related to our hedged derivatives. During the next twelve months, we estimate that a loss of $0.9 million will be reclassified to the consolidated statement of operations.

The fair values of derivative assets and liabilities, net, all of which are classified as Level 2, are reported within either 'Prepaid expenses and other assets' or 'Accrued expenses and other liabilities' in the consolidated balance sheets and were:

	December 31, 2025		December 31, 2024	
	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
	(in thousands)			
Non-hedged derivatives:				
Forward foreign currency exchange contracts	$ 888	$ (291)	$ 2,691	$ (3,433)
Hedged derivatives:				
Cash flow foreign currency contracts	109	(961)	1,242	(856)
Total derivatives	997	(1,252)	3,933	(4,289)
Netting of counterparty contracts	(268)	268	(2,762)	2,762
Total derivatives, net of counterparty contracts	$ 729	$ (984)	$ 1,171	$ (1,527)

The notional amounts of outstanding forward foreign currency exchange contracts shown below report the total U.S. Dollar equivalent position and the net contract fair values for each foreign currency position.

| | December 31, 2025 | | December 31, 2024 | |
	Notional	Fair Value	Notional	Fair Value
	(in thousands)			
Non-hedged derivatives:				
British Pound Sterling	$ 69,908	$ (154)	$ 28,223	$ 536
South Korean Won	18,690	257	9,274	655
Euro	12,712	18	49,833	(1,303)
Brazilian Real	12,026	28	—	—
Japanese Yen	7,882	354	5,510	289
Canadian Dollar [1]	4,938	94	5,579	(221)
Singapore Dollar	—	—	31,524	(1,251)
Other currencies [1]	—	—	19,528	553
Total non-hedged derivatives	126,156	597	149,471	(742)
Hedged derivatives:				
Euro	39,909	(279)	17,246	628
South Korean Won	23,963	(494)	8,790	614
Japanese Yen	9,342	109	—	—
British Pound Sterling	7,931	(82)	23,678	(303)
Chinese Yuan	—	—	40,458	(553)
Australian Dollar	7,677	(46)	—	—
Canadian Dollar	7,595	(60)	—	—
Total hedged derivatives	96,417	(852)	90,172	386
Total derivatives	$ 222,573	$ (255)	$ 239,643	$ (356)
Latest maturity date, non-hedged derivatives	January 2026		January 2025	
Latest maturity date, hedged derivatives	December 2026		October 2025	

[1] Amounts as of December 31, 2024, have been reclassified to conform to current period presentation.

Amounts reported in 'Foreign currency gains (losses), net' in the consolidated statements of operations include both realized and unrealized gains (losses) from foreign currency transactions and derivative contracts and were as follows:

| | Year Ended December 31, | | |
	2025	2024	2023
	(in thousands)		
Foreign currency transaction gains (losses)	$ 8,704	$ (4,693)	$ (1,992)
Foreign currency forward exchange contracts gains (losses)	1,139	(2,084)	752
Foreign currency gains (losses), net	$ 9,843	$ (6,777)	$ (1,240)

9. BORROWINGS

Our long-term borrowings were as follows:

	Maturity	Stated Interest Rate	Effective Interest Rate	December 31,	
				2025	2024
				(in thousands)	
Notes issuance of $350.0 million	2029	4.250 %	4.64 %	$ 350,000	$ 350,000
Notes issuance of $350.0 million	2031	4.125 %	4.35 %	350,000	350,000
Term Loan B Facility	2029			500,000	500,000
Revolving Facility	2027			62,000	190,000
Total face value of long-term borrowings				1,262,000	1,390,000
Less:					
Unamortized issuance costs				31,115	40,661
Total long-term borrowings				$ 1,230,885	$ 1,349,339

At both December 31, 2025, and 2024, $10.2 million of accrued interest related to our borrowings was reported in 'Accounts payable' in the consolidated balance sheets.

Senior Revolving Credit Facility

In July 2019, the Company and certain of its subsidiaries (the "Borrowers") entered into a Second Amended and Restated Credit Agreement (as amended, the "Credit Agreement"), with the lenders named therein and PNC Bank, National Association, as a lender and administrative agent for the lenders. Since that time, we have amended the Credit Agreement, which, as amended to date, provides for a revolving credit facility of $1.0 billion, which can be increased by an additional $400.0 million, subject to certain conditions (the "Revolving Facility"). Borrowings under the Credit Agreement bear interest at a variable interest rate based on (A) a Base Rate (defined as the highest of (i) the Overnight Bank Funding Rate (as defined in the Credit Agreement), plus 0.25%, (ii) the Prime Rate (as defined in the Credit Agreement), and (iii) the Daily Simple SOFR (as defined in the Credit Agreement), plus 1.00%), plus an applicable margin ranging from 0.25% to 0.875% based on our leverage ratio or 1.35% to 1.975% for the Daily Simple SOFR based on the leverage ratio, inclusive of a 0.10% SOFR adjustment, or (B) the Term SOFR Rate (as defined in the Credit Agreement), plus an applicable margin ranging from 1.35% to 1.975% based on our leverage ratio for one-month interest periods and three-month interest periods, inclusive of a 0.10% SOFR adjustment. Borrowings under the Credit Agreement are secured by all of the assets of the Borrowers and guaranteed by certain other subsidiaries of the Borrowers.

The Credit Agreement requires us to maintain a minimum interest coverage ratio of 3.00 to 1.00, and a maximum leverage ratio of 3.25 to 1.00 (subject to adjustment in certain circumstances). The Credit Agreement permits, among other things, (i) stock repurchases subject to certain restrictions, including after giving effect to such stock repurchases, the maximum leverage ratio does not exceed certain levels; and (ii) certain acquisitions so long as there is borrowing availability under the Credit Agreement of at least $40.0 million. As of December 31, 2025, we were in compliance with all financial covenants under the Credit Agreement.

As of December 31, 2025, the total commitments available from the lenders under the Revolving Facility were $1.0 billion. At December 31, 2025, we had $62.0 million in outstanding borrowings and $0.6 million in outstanding letters of credit under the Revolving Facility, which reduces amounts available for borrowing under the Revolving Facility. As of December 31, 2025, and 2024, we had $937.4 million and $809.4 million, respectively, of available borrowing capacity under the Revolving Facility, which matures in November 2027.

Term Loan B Facility

On February 17, 2022, the Company entered into a credit agreement (the "Original Term Loan B Credit Agreement") with Citibank, N.A., as administrative agent and lender, which was amended on August 8, 2023, (the "August 2023 Amendment") and on February 13, 2024 (the "February 2024 Amendment"). The Original Term Loan B Credit Agreement, as amended by the August 2023 Amendment and the February 2024 Amendment is referred to herein as the "Term Loan B Credit Agreement."

The Original Term Loan B Credit Agreement provided for an aggregate term loan B facility in the principal amount of $2.0 billion. Prior to the February 2024 Amendment, the outstanding balance was $820.0 million. Among other things, the February 2024 Amendment provided for a new $820.0 million tranche of term loans (the "2024 Refinancing Term Loans" and, such facility, the "Term Loan B Facility"), to refinance the then-outstanding principal balance. The 2024 Refinancing Term Loans are secured by substantially all of the Company's and each subsidiary guarantor's assets on a pari passu basis with their obligations arising from the Term Loan B Credit Agreement and is scheduled to mature on February 17, 2029, though we have the ability to request extensions as set forth in the Term Loan B Credit Agreement. Additionally, subject to certain conditions, including, without limitation, satisfying certain leverage ratios, the Company may, at any time, on one or more occasions, add one or more new classes of term facilities and/or increase the principal amount of the loans of any existing class by requesting one or more incremental term facilities.

Pursuant to the reduced interest rate margins applicable to the 2024 Refinancing Term Loans, each term loan borrowing which is an alternate base rate borrowing bears interest at a rate per annum equal to the Alternate Base Rate (as defined in the Term Loan B Credit Agreement), plus 1.25%. Each term loan borrowing which is a term SOFR borrowing bears interest at a rate per annum equal to the Adjusted Term SOFR Rate (as defined in the Term Loan B Credit Agreement) plus 2.25%.

As of December 31, 2025, the Term Loan B Facility was fully drawn with no remaining borrowing capacity, and we had $500.0 million in outstanding principal on the Term Loan B Facility.

The Term Loan B Credit Agreement also contains customary affirmative and negative covenants, incurrence financial covenants, representations and warranties, events of default and other provisions. As of December 31, 2025, we were in compliance with all financial covenants under the Term Loan B Credit Agreement.

Asia Revolving Credit Facility

During the year ended December 31, 2025, we had one revolving credit facility in Asia with Citibank (China) Company Limited, Shanghai Branch (the "Citibank Facility"), which, as amended, provides up to an equivalent of $15.0 million.

As of December 31, 2025, and 2024, we had no borrowings outstanding on the Citibank Facility.

Senior Notes Issuances

In March 2021, the Company completed the issuance and sale of $350.0 million aggregate principal amount of 4.250% Senior Notes due March 15, 2029 (the "2029 Notes"), pursuant to the indenture related thereto (as amended and/or supplemented to date, the "2029 Notes Indenture"). Additionally, in August 2021, the Company completed the issuance and sale of $350.0 million aggregate principal amount of 4.125% Senior Notes due August 15, 2031 (the "2031 Notes"), pursuant to the indenture related thereto (as amended and/or supplemented to date, "the 2031 Notes Indenture" and, together with the 2029 Notes Indenture, the "Indentures" and, each, an "Indenture"). Interest on each of the 2029 Notes and the 2031 Notes (collectively, the "Notes") is payable semi-annually.

The Company has the option to redeem all or any portion of the 2029 Notes, at once or over time, at any time on or after March 15, 2024, at a redemption price equal to 100% of the principal amount thereof, plus a premium declining ratably on an annual basis to par and accrued and unpaid interest, if any, to, but excluding, the date of redemption. The Company also had the option to redeem some or all of the 2029 Notes at any time before March 15, 2024 at a redemption price of 100% of the principal amount to be redeemed, plus a "make-whole" premium and accrued and unpaid interest, if any, to, but excluding, the date of redemption. In addition, at any time before March 15, 2024, the Company could have redeemed up to 40% of the aggregate principal amount of the 2029 Notes at a redemption price of 104.250% of the principal amount with the proceeds from certain equity issuances, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

The Company will have the option to redeem all or any portion of the 2031 Notes, at once or over time, at any time on or after August 15, 2026, at a redemption price equal to 100% of the principal amount thereof, plus a premium declining ratably on an annual basis to par and accrued and unpaid interest, if any, to, but excluding, the date of redemption. The Company will also have the option to redeem some or all of the 2031 Notes at any time before August 15, 2026, at a redemption price of 100% of the principal amount to be redeemed, plus a "make-whole" premium and accrued and unpaid interest, if any, to, but excluding, the date of redemption. In addition, at any time before August 15, 2024, the Company could have redeemed up to 40% of the aggregate principal amount of the 2031 Notes at a redemption price of 104.125% of the principal amount with the proceeds from certain equity issuances, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

The Notes rank pari passu in right of payment with all of the Company's existing and future senior debt, including the Credit Agreement, and are senior in right of payment to any of the Company's future debt that is, by its term, expressly subordinated in right of payment to the Notes. The Notes are unconditionally guaranteed by each of the Company's restricted subsidiaries that is a borrower or guarantor under the Credit Agreement and by each of the Company's wholly-owned restricted subsidiaries that guarantees any debt of the Company or any guarantor under any syndicated credit facility or capital markets debt in an aggregate principal amount in excess of $25.0 million.

The Indentures contain covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to incur additional debt or issue certain preferred stock; pay dividends or repurchase or redeem capital stock or make other restricted payments; declare or pay dividends or other payments; incur liens; enter into certain types of transactions with the Company's affiliates; and consolidate or merge with or into other companies. As of December 31, 2025, we were in compliance with all financial covenants under the Notes.

10. EQUITY

Common Stock

We have one class of common stock with a par value of $0.001 per share. There are 250.0 million shares of common stock authorized for issuance. Holders of common stock are entitled to one vote per share on all matters presented to common stockholders.

Common Stock Repurchase Program

On April 23, 2021, the Board approved and authorized a program to repurchase up to $1.0 billion of our common stock, with subsequent increases to the stock repurchase authorization of $1.0 billion approved on September 23, 2021, and $1.0 billion approved on February 10, 2025. The number, price, structure, and timing of the repurchases are at our sole discretion and may be made depending on market conditions, liquidity needs, restrictions under the agreements governing our indebtedness, and other factors. The Board of Directors may suspend, modify, or terminate the program at any time without prior notice. Share repurchases may be made in the open market or in privately negotiated transactions. The repurchase authorization does not have an expiration date and does not obligate us to acquire any amount of our common stock. Under Delaware state law, these shares are not retired, and we have the right to resell any of the shares repurchased.

During the year ended December 31, 2025, we repurchased 6.5 million shares of our common stock at a cost of $577.2 million, including commissions. During the year ended December 31, 2024, we repurchased 4.3 million shares of our common stock at a cost of $551.2 million, including commissions.

As of December 31, 2025, and 2024, we have recorded an accrual for the stock repurchase excise tax of $5.5 million and $5.1 million, respectively, which is reported in 'Accrued expenses and other liabilities' and 'Treasury stock' in our consolidated balance sheet.

As of December 31, 2025, we had remaining authorization to repurchase approximately $746.8 million of our common stock, subject to restrictions under our Indentures, Credit Agreement, and Term Loan B Credit Agreement.

Preferred Stock

We have authorized and available for issuance 5.0 million shares of preferred stock. Of these preferred shares, 1.0 million were authorized as Series A Convertible Preferred Stock with a par value of $0.001 per share and none were issued or outstanding as of December 31, 2025.

11. REVENUES

Revenues by reportable operating segment and by channel were:

	Year Ended December 31,		
	2025	**2024**	**2023**
Crocs Brand:			
North America:			
Wholesale	$ 584,677	$ 644,511	$ 652,943
Direct-to-consumer	1,124,958	1,188,911	1,124,942
Total North America [1]	1,709,635	1,833,422	1,777,885
International:			
Wholesale	1,014,697	963,035	840,594
Direct-to-consumer	601,475	481,510	394,475
Total International	1,616,172	1,444,545	1,235,069
Total Crocs Brand	$ 3,325,807	$ 3,277,967	$ 3,012,954
Crocs Brand:			
Total Wholesale	$ 1,599,374	$ 1,607,546	$ 1,493,537
Total Direct-to-consumer	1,726,433	1,670,421	1,519,417
Total Crocs Brand	3,325,807	3,277,967	3,012,954
HEYDUDE Brand:			
Wholesale	336,325	456,472	566,937
Direct-to-consumer	378,515	367,669	382,456
Total HEYDUDE Brand [2]	714,840	824,141	949,393
Total consolidated revenues	$ 4,040,647	$ 4,102,108	$ 3,962,347

[1] North America includes the United States and Canada.
[2] The vast majority of HEYDUDE Brand revenues are derived from North America.

Contract Liabilities

Contract liabilities consist of advance cash deposits received from wholesale customers to secure product orders in connection with selling seasons and payments received in advance of delivery. As products are shipped and control transfers, we recognize the deferred revenue in 'Revenues' in the consolidated statements of operations. At December 31, 2025, we did not record any deferred revenues, and at December 31, 2024, we recorded an insignificant amount of deferred revenues associated with advance customer deposits in 'Accrued expenses and other liabilities' in the consolidated balance sheets.

Refund Liabilities

Refund liabilities, primarily associated with product sales returns, are estimated based on an analysis of historical experience, and adjustments to our estimates are made when the expected value changes. At December 31, 2025, and 2024, $38.0 million and $34.3 million, respectively, of refund liabilities, primarily associated with product returns, were reported in 'Accrued expenses and other liabilities' in the consolidated balance sheets.

12. SHARE-BASED COMPENSATION

Our share-based compensation awards are issued under the 2020 Equity Incentive Plan ("2020 Plan") and predecessor plan, the 2015 Equity Incentive Plan ("2015 Plan"). Any awards that expire or are forfeited under the 2015 Plan become available for issuance under the 2020 Plan. We account for forfeitures as they occur when calculating share-based compensation expense. The aforementioned plans provide for the issuance of previously unissued common stock in connection with the exercise of stock options and conversion of other share-based awards. As of December 31, 2025, 2.5 million shares of common stock remained available for future issuance under all plans, subject to adjustment for future stock splits, stock dividends, and similar changes in capitalization.

The majority of share-based compensation expense is reported in our consolidated statements of operations as 'Selling, general and administrative expenses' with an insignificant amount recorded within 'Cost of sales.'

Stock Option Activity

Stock option activity during the year ended December 31, 2025, was:

	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except exercise price and years)			
Outstanding as of December 31, 2024	200	$ 6.98	2.42	$ 20,510
Granted	—	—		
Exercised	—	—		
Forfeited or expired	—	—		
Outstanding as of December 31, 2025	200	$ 6.98	1.42	$ 15,314
Exercisable at December 31, 2025	200	$ 6.98	1.42	$ 15,314
Vested at December 31, 2025	200	$ 6.98	1.42	$ 15,314

No stock options were granted during 2025, 2024, or 2023. The aggregate intrinsic value of stock options exercised during the year ended December 31, 2024, was $1.0 million. No stock options were exercised during 2025 or 2023. During the year ended December 31, 2024, we received $0.2 million cash in connection with the exercise of stock options. As of December 31, 2025, we did not have any unrecognized share-based compensation expense related to unvested options.

Stock options under our equity incentive plans generally expire ten years after the date of grant.

Restricted Stock Awards and Restricted Stock Units Activity

Generally on an annual basis, we grant RSAs and RSUs. RSAs and RSUs generally vest over three years, depending on the terms of the grant. Holders of unvested RSAs have the same rights as those of common stockholders including voting rights and non-forfeitable dividend rights. However, ownership of unvested RSAs cannot be transferred until vested. Holders of unvested RSUs have a contractual right to receive shares of common stock upon vesting. RSUs have dividend equivalent rights, which accrue over the term of the award and are paid if and when the RSUs vest, but RSU holders have no voting rights. We grant service-condition RSUs, performance-condition RSUs, and market-condition RSUs.

Service-condition RSUs are typically granted on an annual basis and vest over time in three equal annual installments, beginning one year after the grant date. During the years ended December 31, 2025, 2024, and 2023, we granted 0.5 million, 0.3 million, and 0.2 million service-condition RSUs, respectively.

Performance-condition RSUs are typically granted on an annual basis and consist of a performance-based and service-based component. The performance targets and vesting conditions for performance-condition RSUs are based on achievement of multiple weighted performance goals. The number of performance-condition RSUs ultimately awarded may be between 0% and 200%, based on performance. These RSUs vest in three equal annual installments beginning one year after the grant date, pending certification of performance achievement by the Compensation Committee of our Board of Directors and continued service. The fair value of performance-condition awards is based on the closing market price of our common stock on the grant date. Compensation expense, net of forfeitures, is updated for our probable expected performance level against performance goals at the end of each reporting period. During the years ended December 31, 2025, 2024, and 2023, we granted 0.4 million, 0.3 million, and 0.2 million performance-condition RSUs, respectively. Of the 0.4 million performance-condition RSUs granted in 2025, 0.3 million also have market conditions. During the years ended December 31, 2024, and 2023, we did not grant market-conditions RSUs. The grant date fair value and derived service period for performance-condition RSUs that have market conditions are estimated using a Monte Carlo simulation model.

RSA and RSU activity during the year ended December 31, 2025, was:

	Restricted Stock Awards		Restricted Stock Units	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
	(in thousands, except fair value data)			
Unvested at December 31, 2024	2	$ 148.72	1,000	$ 110.82
Granted	7	105.15	915	96.59
Vested	(5)	120.40	(276)	109.66
Forfeited	—	—	(272)	117.95
Unvested at December 31, 2025	4	$ 105.15	1,367	$ 100.11

The weighted average grant date fair value of RSAs granted during the years ended December 31, 2025, 2024, and 2023, was $105.15, $130.75, and $105.95 per share, respectively. RSAs vested during the years ended December 31, 2025, 2024, and 2023, consisted entirely of service-condition awards. The total grant date fair value of RSAs vested in the years ended December 31, 2025, 2024, and 2023, was $0.7 million, $0.7 million and $0.5 million, respectively.

As of December 31, 2025, unrecognized share-based compensation expense for RSAs was $0.3 million, which is expected to amortize over a remaining weighted average period of 0.4 years.

The weighted average grant date fair value of RSUs granted during the years ended December 31, 2025, 2024, and 2023, was $96.59, $124.04, and $122.97 per share, respectively. RSUs vested during the year ended December 31, 2025, consisted of 0.2 million service-condition awards and 0.1 million performance-condition awards. RSUs vested during the year ended December 31, 2024, consisted of 0.2 million service-condition awards and 0.2 million performance- and market-condition awards. RSUs vested during the year ended December 31, 2023, consisted of 0.3 million service-condition awards and 0.3 million performance- and market-condition awards. The total grant date fair value of RSUs vested during the years ended December 31, 2025, 2024, and 2023, was $27.7 million, $29.5 million and $31.1 million, respectively.

As of December 31, 2025, unrecognized share-based compensation expenses for service-condition RSUs were $42.8 million and for performance- and market-condition RSUs were $10.5 million, and are expected to amortize over remaining weighted average periods of 2.0 years and 1.6 years, respectively.

13. INCOME TAXES

Pillar Two Global Minimum Tax

The Organization for Economic Co-operation and Development ("OECD") has released Pillar Two model rules introducing a 15% global minimum tax rate applied on a country-by-country basis for large multinational corporations. Various jurisdictions we operate in have enacted the legislation. There remains uncertainty as to the final Pillar Two rules as the OECD continues to release guidance and modifications to the rules. In January 2026, the OECD released additional guidance regarding a side-by-side agreement to exclude U.S. parented companies from the scope of some Pillar Two taxes, specifically the Income Inclusion Rule and Undertaxed Profits Rule. We will continue to monitor new guidance and laws as they are released and implemented. The Pillar Two rules did not have a significant impact on our 2025 consolidated financial statements.

H.R.1 Tax Act Bill

On July 4, 2025, H.R.1. was signed into law, amending and extending several provisions of the 2017 Tax Cuts and Jobs Act. Key changes relevant to the Company include the reinstatement of 100% bonus depreciation, the deductibility of domestic R&D expenses, and modifications to international provisions. The legislation has multiple effective dates with certain provisions effective in 2025 and other relevant provisions effective in 2026. The Company applied the provisions of the new tax law in 2025 and it did not have a significant impact on our 2025 consolidated financial statements.

In 2025, in one relevant jurisdiction, we settled a portion of the uncertain tax positions associated with the 2023 intellectual property ("IP") transactions that resulted in the release of uncertain tax positions of $34.1 million. The other relevant uncertain tax positions associated with the 2023 IP transactions remain unchanged. The impairments of the indefinite-lived HEYDUDE trademark and HEYDUDE Brand reporting unit goodwill also impact the net deferred tax assets since the GAAP carrying value decreased. As of December 31, 2025, the related deferred tax asset, net of applicable valuation allowance and uncertain tax positions, was $114.2 million.

In 2024, we completed an intra-entity transaction related to certain IP rights primarily to align with current and future international operations. The transaction resulted in a step-up in tax basis of IP rights and a correlated increase in foreign deferred tax assets based on the fair value of the IP rights. Foreign deferred tax assets increased by $268.8 million and this benefit was offset by an increase in uncertain tax positions of $145.6 million. As such, a net change in deferred tax asset of $123.2 million was recognized along with a corresponding foreign income tax benefit in 2024. In 2024, we received new information and remeasured the reserve for uncertain tax positions related to the 2020 and 2021 IP rights transactions which resulted in the release of uncertain tax positions of $141.2 million along with a corresponding foreign income tax benefit. As of December 31, 2025, the related deferred tax asset, net of applicable valuation allowance and uncertain tax positions, was $289.8 million.

During 2020, 2021, 2023 and 2024, we completed intra-entity transactions related to certain IP rights primarily to align with current and future international operations. The transactions were executed using transfer pricing guidelines issued by the relevant taxing authorities. Significant estimates and assumptions were required to compute the valuation of this transaction. These estimates and assumptions include, but are not limited to, estimated future revenue growth and discount rates, which by their nature are inherently uncertain, and, therefore, may ultimately differ materially from our actual results.

We have recorded certain tax reserves to address potential differences involving our income tax positions. These potential tax liabilities result from the varying application of statutes, rules, regulations, and interpretations by different taxing jurisdictions. While our tax position is not uncertain, because of the significant estimates used in the value of certain IP rights, our tax reserves contain assumptions based on past experiences and judgments about the interpretation of statutes, rules and regulations by taxing jurisdictions. It is possible that the costs of the ultimate tax liability or benefit from these matters may be materially more or less than the amount that we estimated.

In order to support and sustain the amortizable tax basis for these transactions (and associated deferred tax asset, net of uncertain tax position), we must demonstrate economic ownership, including the appropriate authority and expertise to manage the IP owned and serviced in the Netherlands and Singapore. The determination of economic substance is a judgment that has to be evaluated by management on a continual basis requiring understanding and expertise of local laws of each associated tax jurisdiction. The Netherlands and Singapore subsidiaries serve as the primary corporate headquarters outside of the U.S. and already perform significant functions in support of the economic ownership of the IP. In 2025, we undertook activities to align business operations that support the economic substance of the IP.

The following table sets forth income before taxes and the expense for income taxes:

		Year Ended December 31,				
		2025		**2024**		**2023**
		(in thousands)				
Income before taxes:						
U.S.	$	(6,474)	$	217,429	$	309,098
Foreign		79,452		693,156		567,174
Total income before taxes	$	72,978	$	910,585	$	876,272
Income tax expense (benefit):						
Current income taxes:						
U.S. federal	$	51,449	$	98,137	$	85,075
U.S. state		11,436		18,005		21,884
Foreign		44,198		98,826		387,066
Total current income taxes		107,083		214,968		494,025
Deferred income taxes:						
U.S. federal		(25,866)		(8,393)		(12,873)
U.S. state		(10,805)		(797)		(1,662)
Foreign		83,764		(245,264)		(395,784)
Total deferred income taxes		47,093		(254,454)		(410,319)
Total income tax expense (benefit)	$	154,176	$	(39,486)	$	83,706

The following table sets forth income reconciliations of the statutory federal income tax rate to actual rates based on income or loss before income taxes, reflecting the adoption of new accounting guidance. A subsequent table below provides the corresponding information for the prior year before the adoption of new accounting guidance and is provided for comparative purposes only.

		Year Ended December 31,	
		2025	
		(in thousands)	
Income tax expense and rate attributable to:			
Federal income tax rate	$	15,326	21.0 %
State income tax rate, net of federal benefit [1]		(386)	(0.5)%
Foreign tax effects			
Netherlands			
Statutory tax rate difference between Netherlands and United States		17,094	23.3 %
HEYDUDE trademark and HEYDUDE goodwill impairment		7,598	10.4 %
Foreign tax credits		(17,323)	(23.7)%
Non-deductible/non-taxable items		58,571	80.3 %
Other		854	1.2 %
China			
Withholding taxes		11,828	16.2 %
Other		(2,721)	(3.7)%
Malta		(47,361)	(65.0)%
Other foreign Jurisdictions			
Change in valuation allowance		79,375	108.8 %
HEYDUDE trademark and HEYDUDE goodwill impairment		23,700	32.5 %
Withholding taxes		20,622	28.3 %
Other		3,338	4.6 %
Effects of Cross-Border Tax Laws:			
Global Intangible Low-Taxed Income		10,277	14.1 %
Other		(239)	(0.3)%
Tax Credits		(3,602)	(4.9)
Change in valuation allowance		(16,202)	(22.2)%
Non-deductible/non-taxable items		3,737	5.1 %
HEYDUDE trademark and HEYDUDE goodwill impairment		33,171	45.5 %
Uncertain tax positions		(44,483)	(61.0)%
Other		1,002	1.3 %
Effective income tax expense and rate	$	154,176	211.3 %

[1] State taxes in California, Colorado, Florida, Indiana, Massachusetts, Ohio, and Tennessee made up the majority (greater than 50 percent) of the tax effect in this category.

	Year Ended December 31,			
	2024		**2023**	
	(in thousands)			
Income tax expense and rate attributable to:				
Federal income tax rate	$ 191,223	21.0 %	$ 184,017	21.0 %
State income tax rate, net of federal benefit	13,301	1.5 %	16,854	1.9 %
Foreign income tax rate differential	(34,166)	(3.8)%	31,495	3.6 %
Global Intangible Low-Taxed Income, net	61,440	6.6 %	44,003	5.0 %
Non-deductible/non-taxable items	(12,028)	(1.3)%	(1,129)	(0.1)%
Change in valuation allowance	58,861	6.5 %	156,312	17.8 %
U.S. tax on foreign earnings	12,684	1.4 %	1,752	0.2 %
Foreign tax credits	(98,551)	(10.8)%	(55,648)	(6.4)%
Research and development credits	(9,903)	(1.1)%	(6,754)	(0.8)%
Uncertain tax positions	50,193	5.5 %	330,819	37.8 %
Share-based compensation	(1,157)	(0.1)%	(2,097)	(0.2)%
Intra-entity IP transactions	(271,700)	(29.8)%	(611,403)	(69.8)%
Other	317	0.1 %	(4,515)	(0.4)%
Effective income tax expense and rate	$ (39,486)	(4.3)%	$ 83,706	9.6 %

The following tables set forth cash paid for income taxes, net of refunds, reflecting the adoption of ASU 2023-09. A subsequent table below provides the corresponding information for the prior years before the adoption of ASU 2023-09 and is provided for comparative purposes only.

	Year Ended December 31,
	2025
	(in thousands)
Cash paid for income taxes, net of refunds:	
Federal	$ 81,458
State	13,186
Foreign	
China	15,584
Netherlands	40,605
Other foreign	34,233
Total	$ 185,066

	Year Ended December 31,	
	2024	**2023**
	(in thousands)	
Cash paid for income taxes, net of refunds [1]	$ 122,678	$ 176,564

[1] During the year ended December 31, 2025, we revised our presentation for cash paid for income taxes. Previously, cash paid for income taxes was presented excluding income tax refunds received. Under the revised presentation, cash paid for income taxes is presented net of refunds. We believe the revised presentation provides more meaningful and transparent information regarding our operating cash flows. Amounts for the years ended December 31, 2024, and 2023, have been recast to conform to current period presentation.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table sets forth deferred income tax assets and liabilities as of the date shown:

	December 31,	
	2025	2024
	(in thousands)	
Non-current deferred tax assets:		
Share-based compensation expense	$ 4,727	$ 4,081
Accruals, reserves, and other expenses	12,302	22,974
Net operating loss	311,741	65,776
Intangible assets	832,144	918,000
Foreign tax credit	65,268	49,027
Operating lease liabilities	77,131	75,396
Unrealized loss on foreign currency	—	59,111
Other	55,797	48,866
Valuation allowance	(300,379)	(241,568)
Total non-current deferred tax assets	$ 1,058,731	$ 1,001,663
Non-current deferred tax liabilities:		
Unrealized gain on foreign currency	(1,254)	—
Property and equipment	(17,744)	(25,896)
Right-of-use assets	(65,551)	(63,782)
Intangible assets	(38,561)	(42,409)
Other	(1,449)	(1,313)
Total non-current deferred tax liabilities	$ (124,559)	$ (133,400)

In 2024, the intra-entity transaction related to IP rights resulted in an increase in the intangible assets deferred tax asset of $268.8 million, and this benefit was offset by an increase in uncertain tax positions of $145.6 million. In 2024, we received new information and remeasured the reserve for uncertain tax positions related to the 2020 and 2021 IP rights transactions which resulted in the release of uncertain tax positions of $141.2 million along with a corresponding foreign income tax benefit.

During 2025, valuation allowances recorded against deferred tax assets increased by $58.8 million. During 2024, valuation allowances increased by $58.0 million.

Our valuation allowances are primarily the result of uncertainties regarding the future realization of tax attributes recorded in various jurisdictions. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not the deferred tax assets will not be realized. We have evaluated the realizability of our deferred tax assets in each jurisdiction by assessing the adequacy of expected taxable income, including the reversal of existing temporary differences, historical and projected operating results, and the availability of prudent and feasible tax planning strategies. In assessing our valuation allowance, we considered all available evidence, including the magnitude of recent and current operating results, the duration of statutory carryforward periods, our historical experience utilizing tax attributes prior to their expiration dates, the historical volatility of operating results of these jurisdictions, and our assessment regarding the sustainability of their profitability. The weight we give to any particular item is, in part, dependent upon the degree to which it can be objectively verified.

In certain other jurisdictions, we recorded additional attributes, primarily driven by operational losses recognized based on local tax accounting requirements. These carryforwards were generated in jurisdictions where results indicate it is not more likely than not the deferred tax assets would be realized. We maintain a valuation allowance against the majority of these balances.

We have included in the table above deferred tax assets related to U.S. federal tax carryforwards of foreign tax credits and various state tax credits which expire starting in 2031 of $23.6 million and $17.9 million at December 31, 2025, and 2024, respectively. We have included in the table above deferred tax assets related to U.S. state tax net operating loss carryforwards, some of which expire at various dates beginning in 2030 and others of which do not expire, of $6.5 million and $0.3 million at December 31, 2025, and 2024, respectively. We have recorded deferred tax assets related to foreign tax carryforwards, including foreign tax credits and net operating losses, which expire starting in 2026 and those which do not expire of $346.9 million and $98.3 million as of December 31, 2025, and 2024, respectively.

The transition tax in the U.S. Tax Cuts and Jobs Act ("Tax Act") imposed a tax on undistributed and previously untaxed foreign earnings at various tax rates. This tax largely eliminated the differences between the financial reporting and income tax basis of foreign undistributed earnings. Furthermore, as of December 31, 2025, foreign withholding taxes have not been provided on unremitted earnings of subsidiaries operating outside of the U.S. as these amounts are considered to be indefinitely reinvested. We consider all foreign earnings permanently reinvested unless there is an option to repatriate with low to minimal tax cost.

The following table sets forth a reconciliation of the beginning and ending amount of unrecognized tax benefits:

	Year Ended December 31,		
	2025	2024	2023
	(in thousands)		
Unrecognized tax benefit as of January 1	$ 582,228	$ 556,482	$ 219,363
Additions in tax positions taken in prior period	1,522	9,855	3,690
Reductions in tax positions taken in prior period	(14,624)	(147,561)	(7)
Additions in tax positions taken in current period	72,177	184,184	325,058
Settlements	(34,840)	—	—
Lapse of statute of limitations	(9,585)	(366)	(148)
Cumulative foreign currency translation adjustment	40,095	(20,366)	8,526
Unrecognized tax benefit as of December 31	$ 636,973	$ 582,228	$ 556,482

We recorded a net expense of $10.2 million related to increases in 2025 unrecognized tax benefits. The impact of uncertain tax benefits on the rate reconciliation includes net increases and decreases in position changes and accrued interest expense. We disclosed current year unrecognized tax benefits and the related tax positions on a net basis in the categories in the rate reconciliation in which the tax positions are presented.

Any settlements or statute of limitations expirations could result in a significant decrease in our uncertain tax positions. Our assessments are based on estimates and assumptions using the best available information to management. However, our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and any variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible change related to our uncertain tax positions, and such changes could be significant.

Interest and penalties related to income tax liabilities are included in 'Income tax expense (benefit)' in the consolidated statements of operations. For the years ended December 31, 2025, 2024, and 2023, income tax-related penalties and interest were insignificant. During the year ended December 31, 2025, we released $4.8 million of interest from settlements, lapse of statutes, and change in certainty. The cumulative accrued balance of penalties and interest was $12.2 million, $13.3 million, and $8.8 million, as of December 31, 2025, 2024, and 2023, respectively.

Unrecognized tax benefits of $642.2 million, $591.7 million, and $562.0 million as of December 31, 2025, 2024, and 2023, respectively, if recognized, would reduce the annual effective tax rate offset by deferred tax assets recorded for uncertain tax positions.

We have tax years open to examination in the major jurisdictions where we conduct business for the 2012-2025 tax years.

14. EARNINGS PER SHARE

Basic and diluted EPS for the years ended December 31, 2025, 2024, and 2023, were as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(in thousands, except per share data)		
Numerator:			
Net income attributable to common stockholders	$ (81,198)	$ 950,071	$ 792,566
Denominator:			
Weighted average common shares outstanding - basic	54,208	59,381	61,386
Plus: Dilutive effect of stock options and unvested restricted stock units	—	451	566
Weighted average common shares outstanding - diluted	54,208	59,832	61,952
Net income per common share:			
Basic	$ (1.50)	$ 16.00	$ 12.91
Diluted	$ (1.50)	$ 15.88	$ 12.79

For the year ended December 31, 2025, 0.5 million outstanding shares issued under share-based compensation awards were anti-dilutive and, therefore, excluded from the calculation of diluted EPS. For the years ended December 31, 2024, and 2023, an insignificant number of outstanding shares issued under share-based compensation awards were anti-dilutive and, therefore, excluded from the calculation of diluted EPS.

15. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

As of December 31, 2025, we had purchase commitments to our third-party manufacturers, primarily for materials and supplies used in the manufacture of our products, for an aggregate of $274.2 million. We expect to fulfill our commitments under these agreements in the normal course of business, and as such, no liability has been recorded.

Other

We are regularly subject to, and are currently undergoing, audits by various tax authorities in the U.S. and several foreign jurisdictions, including customs duties, import and other taxes for prior tax years.

During our normal course of business, we may make certain indemnities, commitments, and guarantees under which we may be required to make payments in relation to certain matters. We cannot determine a range of estimated future payments and have not recorded any liability for such payments in the accompanying consolidated balance sheets.

See Note 17 — Legal Proceedings for further details regarding potential loss contingencies related to government tax audits and other current legal proceedings.

16. OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

We have two reportable operating segments: the Crocs Brand and the HEYDUDE Brand. Each of the reportable operating segments derives its revenues from the sale of footwear and accessories to external customers.

Additionally, 'Enterprise corporate' costs include global corporate costs associated with both brands, including legal, information technology, human resources, and finance.

Each segment's performance is evaluated based on segment results without allocating Enterprise corporate expenses. Segment profits or losses include adjustments to eliminate inter-segment sales. Reconciling items between segment income from operations and income from operations consist of unallocated Enterprise corporate expenses. Our chief operating decision maker is Andrew Rees, Chief Executive Officer. Mr. Rees uses income from operations as a measure of profit or loss. Mr. Rees considers the performance of these measures against management expectations when making decisions about the allocation of operating and capital resources to each segment.

We do not report asset information by segment because that information is not used to evaluate performance or allocate resources between segments.

The following tables set forth information related to reportable operating segments:

	Year Ended December 31,		
	2025	2024	2023
	(in thousands)		
Crocs Brand:			
Revenues	$ 3,325,807	$ 3,277,967	$ 3,012,954
Cost of sales	1,287,447	1,258,727	1,205,670
Selling, general and administrative expenses	926,681	837,228	727,954
Income from operations [1]	1,111,679	1,182,012	1,079,330
HEYDUDE Brand:			
Revenues	714,840	824,141	949,393
Cost of sales	394,805	430,893	531,414
Selling, general and administrative expenses	251,890	250,406	205,593
Asset impairments	737,000	5,441	—
Income from operations [1]	(668,855)	137,401	212,386
Total segment income from operations	$ 442,824	$ 1,319,413	$ 1,291,716
Reconciliation of segment income from operations to income before income taxes:			
Enterprise corporate costs [1]	(293,309)	(297,502)	(254,933)
Foreign currency gains (losses), net	9,843	(6,777)	(1,240)
Interest income	1,844	3,484	2,406
Interest expense	(88,287)	(109,264)	(161,351)
Other income (expense), net	63	1,231	(326)
Income before income taxes	$ 72,978	$ 910,585	$ 876,272
Depreciation and amortization: [2]			
Crocs Brand	$ 40,387	$ 35,165	$ 31,950
HEYDUDE Brand	23,151	19,353	14,200
Enterprise corporate	15,744	15,322	8,154
Total consolidated depreciation and amortization	$ 79,282	$ 69,840	$ 54,304

[1] In the first quarter of 2024, to reflect a change in the way management evaluates segment performance, makes operating decisions, and allocates resources, we made changes to segment profitability related to certain foreign currency amounts impacting cost of sales. These amounts have shifted costs or benefits that were previously presented in each of our reportable segments to 'Enterprise corporate.' We believe that the impact of these changes on prior periods is insignificant to each segment and thus have not recast prior periods.

[2] The amounts of depreciation and amortization disclosed by reportable segment and 'Enterprise corporate' are included within 'Cost of sales' and 'Selling, general and administrative expenses.'

There were no customers who represented 10% or more of consolidated revenues during the years ended December 31, 2025, 2024, and 2023. The following table sets forth certain geographical information regarding our consolidated revenues for the periods as shown:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(in thousands)		
Location:			
United States	$ 2,260,656	$ 2,482,218	$ 2,573,663
International [1]	1,779,518	1,619,890	1,388,684
Total revenues	$ 4,040,647	$ 4,102,108	$ 3,962,347

[1] No individual international country represented 10% or more of consolidated revenues in any of the years presented.

The following table sets forth geographical information regarding property and equipment assets as of the dates shown:

	December 31,	
	2025	**2024**
	(in thousands)	
Location:		
United States	$ 194,714	$ 205,166
International [1]	43,477	39,169
Total property and equipment, net	$ 238,191	$ 244,335

[1] As of December 31, 2025, and 2024, property and equipment, net in the Netherlands represented approximately 10% of consolidated property and equipment, net, comprised primarily of property and equipment related to the distribution center in Dordrecht. No other individual international country represented 10% or more of consolidated property and equipment, net in any of the years presented.

17. LEGAL PROCEEDINGS

On January 22, 2025, a putative class action lawsuit titled Carretta v. Crocs, Inc., et al., Case No. 1:25-cv-00096, was filed in the District Court for the District of Delaware against the Company and certain of its current officers. On December 15, 2025, lead plaintiffs filed an amended complaint on behalf of a purported class consisting of all purchasers of the Company's common stock between August 4, 2022, and October 28, 2024, inclusive. The amended complaint asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 based on allegedly false and misleading statements related to the Company's wholesaler inventory and its alleged impact on the Company's revenue. The amended complaint seeks unspecified damages, an award of costs and expenses, and other unspecified relief.

Four purported shareholders of the Company have filed derivative actions against certain of the Company's current directors and officers, as well as the Company as a nominal defendant, alleging claims for breach of fiduciary duties, aiding and abetting breach of fiduciary duties, unjust enrichment, insider trading, waste of corporate assets, abuse of control, and gross mismanagement related to the Company's wholesaler inventory and its alleged impact on the Company's revenue. They seek damages and changes to the Company's corporate governance structure. See James O'Connor v. Smach, et. al., C.A. No. 1:25-cv-00576 (D. Colo.); The Berger Trust v. Rees, et. al., C.A. No. 1:25-cv-00597 (D. Colo.); Sarabia v. Rees, et. al., C.A. No. 2025CV30069 (Dist. Ct. Broomfield Cnty., Colo.); Lesanto v. Bickley, et. al., C.A. No. 2025CV30071 (Dist. Ct. Broomfield Cnty., Colo.).

The Company and its directors and officers intend to vigorously defend these actions in all respects. The Company is not in a position to assess the likelihood of any potential loss or adverse effect on its financial condition or to estimate the amount or range of potential loss, if any, from these actions at this time.

For all other legal claims and disputes, we have accrued estimated losses of $1.6 million within 'Accrued expenses and other liabilities' in our consolidated balance sheet as of December 31, 2025. As we are able, we estimate reasonably possible losses or a range of reasonably possible losses. As of December 31, 2025, we estimated that reasonably possible losses associated with these claims and other disputes were an insignificant amount.

Although we are subject to other litigation from time to time in the ordinary course of business, including employment, intellectual property, and product liability claims, other than as set forth above, we are not party to any other pending legal proceedings that we believe would reasonably have a material adverse impact on our business, financial results, and cash flows.

18. EMPLOYEE BENEFIT PLAN

Defined Contribution Plan

We sponsor a qualified defined contribution benefit plan (the "Plan"), covering substantially all of our U.S. employees. The Plan includes a savings plan feature under Section 401(k) of the Internal Revenue Code. We make matching contributions to the plans equal to 100% of the first 3%, and up to 50% of the next 2% of salary contributed by an eligible employee. Participants are vested 100% in our matching contributions when made. Contributions made by us under the Plan were $17.4 million, $14.8 million, and $12.6 million for the years ended December 31, 2025, 2024, and 2023, respectively.